

Walker & Dunlop

2012 ANNUAL REPORT

2012 MEDIA HIGHLIGHTS


GREAT PLACE TO WORK
Best Small
& Medium
Workplaces 2012


FORTUNE

Best Small & Medium Workplaces 2012


50

Business Journal
Fastest Growing Companies 2012

Fastest Growing Companies of 2012



Greater Washington's
HEALTHIEST
EMPLOYERS
Presented by
UnitedHealthcare

Greater Washington's Healthiest Employers 2012



COMMERCIAL PROPERTY
EXECUTIVE™

Walker & Dunlop to Acquire CWCapital for $220M

Real Estate
Forum


Pioneering
POWER

Seeking Alpha α
Read. Decide. Invest.

Walker & Dunlop Offers Compelling Growth

GlobeSt.com™
Real estate is our domain

W&D Posts Eye-Popping Origination Growth for Q3


HW

HOUSINGWIRE

Walker & Dunlop's revenue rises 110% after CWCapital acquisition

WASHINGTON
BUSINESS JOURNAL

Speed, Walker

Walker & Dunlop is aggressively growing even after hitting its 75th birthday

bisnow
(almost) never boring

Walker & Dunlop GOES HUGE

Celebrating 75

Walker & Dunlop is one of the country's leading commercial real estate finance companies. For 75 years, we have offered real estate products and solutions to a broad range of clients and for the past 25 years have been in the business of originating, selling and servicing a wide range of multifamily and commercial real estate finance products. Walker & Dunlop has transformed from a regional mid-Atlantic company to an industry market leader with offices nationwide, and in 2012 the Company was named Fannie Mae's top lender. Since establishing our Drive to 75 in 2007—aiming to grow 5x in 5 years—we have experienced tremendous growth and stellar financial performance, as the financial results below indicate.

FINANCIAL HIGHLIGHTS

TOTAL LOAN ORIGINATIONS
(IN MILLIONS)



$2,064
$1,983
$2,230
$3,172
$4,026
$7,102
CAGR 28%
'07
'08
'09
'10
'11
'12

TOTAL REVENUES
(IN THOUSANDS)



$50,272
$49,172
$88,761
$121,834
$152,350
$256,770
CAGR 39%
'07
'08
'09
'10
'11
'12

SERVICING REVENUES
(IN THOUSANDS)



$12,327
$12,257
$20,981
$27,024
$33,581
$52,207
CAGR 33%
'07
'08
'09
'10
'11
'12

INCOME FROM OPERATIONS
(IN THOUSANDS)



$16,333
$14,032
$28,604
$40,142
$56,661
$79,713(1)
CAGR 37%
'07
'08
'09
'10
'11
'12

(1) 2012 income from operations adjusted to exclude selected expenses relating to the acquisition of CWCapital LLC. This adjusted financial measure is not calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"). A reconciliation of this non-GAAP measure to the corresponding GAAP measure is located on page 47 of our Annual Report on Form 10-K for the year ended December 31, 2012.

DEAR FELLOW SHAREHOLDERS,

2012 was an extremely important year for our Company, including celebrating our 75th anniversary. We have been blessed with a legacy of great business performance over many, many years, and 2012 was no exception. This annual report highlights our collective success and sets forth a vision for where your Company goes from here.

In 2007, when Walker & Dunlop marked its 70th anniversary, we launched an ambitious initiative called the "Drive to 75." The goal was simple—to grow revenues, income from operations, and net income by a factor of five over five years. It was an audacious goal based on the premise that size and scale matter in the commercial real estate lending industry. Walker & Dunlop's 2007 revenues were $50 million, income from operations $16 million and net income $10 million. We were a small company with a small market position that needed to grow. And grow we did! As our 2012 earnings reflect, over five years, Walker & Dunlop grew revenues 5.1x to $257 million, adjusted income from operations 4.9x to $80 million, and adjusted net income 4.8x to $48 million. This dramatic growth occurred during a period of time when many financial services companies struggled simply to survive. We grew by taking calculated risks that others would not, such as taking a mortgage banking company public in 2010. We grew by maintaining outstanding credit discipline throughout the cycle, so that our portfolio performed as well in the crisis years as it did in the good years. And we grew by retaining and recruiting the best people in our industry. All of this—our scale, our origination platform, our credit discipline, and our people—position Walker & Dunlop extremely well for the coming years. Walker & Dunlop's investors should understand the talented team that enabled such dramatic growth is laser focused and very excited for the opportunities ahead, as the economy recovers and our market expands.



William M. Walker
Chairman, President & CEO

> **DRIVE TO 75**
>
> **We grew by taking calculated risks that others would not, such as taking a mortgage banking company public in 2010.**

Walker & Dunlop's financial success over the previous five years is a direct byproduct of our growing market share. Walker & Dunlop has risen from the 45th largest commercial real

2007-2008 


DRIVE TO
75

5 years ago, on our 70th anniversary, we set the goal to grow revenue, income from operations and net income 5x in 5 years.

2009 


COLUMN
GUARANTEED
A Credit Suisse Company

In January 2009, we acquired certain assets from Column Guaranteed, a subsidiary of Credit Suisse, significantly expanding our GSE and HUD origination capabilities, as well as our geographic footprint.

2010 


WD
LISTED
NYSE

Walker & Dunlop completed its initial public offering at $10 per share and began trading on the NYSE December 15, 2010 under ticker symbol WD.

> **All of this—our scale, our origination platform, our credit discipline, and our people—position Walker & Dunlop extremely well for the coming years.**

ACCELERATED GROWTH

estate lender in the U.S. in 2007 to the 10th largest lender at the end of 2012, according to the Mortgage Bankers Association. We have moved from being Fannie Mae's 10th largest DUS lender in 2007 to being their largest lender in 2012. In 2007, we originated no loans for Freddie Mac or HUD; in 2012 we originated $2.6 billion of loans for Freddie Mac and $1.3 billion of loans for HUD, making us the fifth and sixth largest lender in the country, respectively. Finally, we originated $849 million of loans with conduits and life insurance companies in 2007; in 2012, we increased that to $1.4 billion of loans.

Fannie, Freddie and HUD provided much-needed capital to the apartment, manufactured housing, healthcare, seniors' housing and student housing markets during the financial crisis. Today, they are still the dominant sources of capital to the multifamily sector. Walker & Dunlop will continue to be one of the largest lenders in the country for Fannie, Freddie and HUD, while also diversifying our lending platform to broaden our national mortgage brokerage business as well as add new sources of capital to fund our lending operations such as investment funds, a mortgage REIT, and a Commercial Mortgage-Backed Securities (CMBS) business.

The scale we have created in our loan origination business has also translated into robust growth in our loan servicing portfolio. In 2007, our servicing portfolio totaled $6 billion and provided $12 million in annual servicing fees to Walker & Dunlop. By the end of 2012, our servicing portfolio had grown to over $35 billion and will produce over $80 million in servicing fees on an annual basis. It is important for investors to understand how valuable and durable an asset our servicing portfolio is. The average life of a loan in our portfolio is just over 10 years. Eighty-nine percent of Walker & Dunlop's $35 billion servicing portfolio is prepayment protected, meaning that if a borrower decides to pay off their loan early, they must pay off the outstanding principal and interest for the remaining term of the loan. Included in this payment is Walker & Dunlop's servicing fee for the remaining term. This is a fantastic

2011 

24.5% RETURN

Walker & Dunlop's stock appreciated 24.5% during 2011, ending the year at $12.56 per share.

2012

CWCapital LLC

In September 2012, Walker & Dunlop completed the acquisition of CWCapital LLC, combining two of the leading national commercial real estate lenders to form one of the largest lenders in the country. This move significantly expanded our origination capabilities and doubled the size of our servicing portfolio.

2012

66.6% RETURN

From its IPO in December 2010 to December 31, 2012, Walker & Dunlop's stock appreciated 66.6%.

> Walker & Dunlop's investors should understand the talented team that enabled such dramatic growth is laser focused and very excited for the opportunities ahead, as the economy recovers and our market expands.

ONWARD TO 80

business with stable and recurring revenues. In addition, if a borrower pre-pays one of our loans, Walker & Dunlop has the opportunity to refinance that loan and earn additional revenues. We will continue to grow our servicing portfolio through organic loan originations, providing long-term, durable revenue streams and creating wonderful refinancing opportunities in the future.

Beyond the Numbers

Much of the growth Walker & Dunlop experienced in 2012 was accomplished while integrating our operations with those of CWCapital, which we acquired in September. The integration has gone extremely well, and we have worked tirelessly to maintain the best of both firms while upholding a corporate culture at Walker & Dunlop that is unique and crucial to our continued success. In welcoming our colleagues from CWCapital to Walker & Dunlop we have been exceedingly impressed with their professionalism, capabilities, and client-focused culture.

The Walker & Dunlop culture can be felt in every office across the country every day. That culture was recognized in 2012 when Walker & Dunlop was ranked seventh on the Great Place to Work® Institute's 2012 Best Small & Medium Workplaces in the United States, published in *FORTUNE Magazine*. Being named a great place to work due to our work environment, benefits, management style and corporate culture is a huge honor, and is a direct reflection of the exceptional people who make up this firm.

Onward to 80

After the successful "Drive to 75," investors should expect continued growth and market leadership from Walker & Dunlop as we move "Onward to 80." As the 10th largest commercial real estate lender in the United States, we now have the origination platform, people and market position to compete with anyone. Almost $2 trillion of commercial real estate debt needs to be refinanced over the next five years and Walker & Dunlop plans on refinancing as many of those loans as possible. As the third largest provider of capital to the multifamily industry, we will build upon our market leadership position and expand our client base. We will also broaden our lending operations to include office, retail, hospitality and industrial properties by hiring talented loan originators across the country and raising proprietary capital to compete with other capital sources in the marketplace. As we broaden our origination platform and funding sources, we will continue to grow our servicing portfolio and asset management businesses. If we are successful at doing all of this, the "Onward to 80" strategy will create the premier commercial real estate finance company in the United States with the very best professionals in our industry.

2012 was a historic and record year for Walker & Dunlop—our 75th year was a huge success. The next five years, as we march "Onward to 80," present wonderful opportunities for our Company. Everyone at Walker & Dunlop is focused on making the next chapter of our history as beneficial for our employees and shareholders as the last. Thank you for your investment in our Company and your confidence in our management team and people.



William M. Walker
Chairman, President & CEO

Walker& Dunlop

FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)**

For the transition period from to

Commission file number 001-35000

Walker & Dunlop, Inc.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**80-[illegible]** (IRS employer identification number)
7501 Wisconsin Avenue, Suite 1200E **Bethesda, Maryland** (Address of principal executive offices)	**20814** (Zip Code)

Registrant's telephone number, including area code: **(301) 215-5500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a Smaller Reporting Company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $121.5 million as of the end of the Registrant's second fiscal quarter (based on the closing sale price for the common stock on the New York Stock Exchange on June 30, 2012). For purposes of this disclosure, shares of common stock held or controlled by executive officers and directors of the registrant and by persons who hold more than 5% of the outstanding shares of common stock have been treated as shares held by affiliates. However, such treatment should not be construed as an admission that any such person is an "affiliate" of the registrant. The registrant has no non-voting common equity.

As of March 13, 2013 there were 34,661,016 total shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement of Walker & Dunlop, Inc. with respect to its 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934 on or prior to April 30, 2013 are incorporated by reference into Part III of this report.

INDEX

PART I

Forward-Looking Statements

Some of the statements in this Annual Report on Form 10-K of Walker & Dunlop, Inc. and subsidiaries (the "Company," "Walker & Dunlop," "we," "us"), may constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," or "potential" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this Annual Report on Form 10-K reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed or contemplated in any forward-looking statement. Statements regarding the following subjects, among others, may be forward-looking:

- the future of GSEs and their impact on our business;
- our growth strategy;
- our projected financial condition, liquidity and results of operations;
- our ability to obtain and maintain warehouse and other loan funding arrangements;
- availability of and our ability to retain qualified personnel and our ability to develop relationships with borrowers, key principals and lenders;
- degree and nature of our competition;
- the outcome of pending litigation;
- changes in governmental regulations and policies, tax laws and rates, and similar matters and the impact of such regulations, policies and actions;
- our ability to comply with the laws, rules and regulations applicable to us;
- trends in the commercial real estate finance market, interest rates, commercial real estate values, the credit and capital markets or the general economy; and
- general volatility of the capital markets and the market price of our common stock.

While forward-looking statements reflect our good faith projections, assumptions and expectations, they are not guarantees of future results. Furthermore, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes, except as required by applicable law. For a further discussion of these and other factors that could cause future results to differ materially from those expressed or contemplated in any forward-looking statements, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Operating Results."

Item 1. Business.

General

We are one of the leading commercial real estate finance companies in the United States, with a primary focus on multifamily lending. We originate, sell, and service a range of multifamily and other commercial real estate finance products. Our clients are owners and developers of commercial real estate across the country. We originate and sell loans through the programs of the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac," ™ and together with Fannie Mae, the government-sponsored enterprises, or the "GSEs"), the Government National Mortgage Association ("Ginnie Mae") and the Federal Housing Administration, a division of the U.S. Department of Housing and Urban Development (together with Ginnie Mae, "HUD"), with which we have long-established relationships. We retain servicing rights and asset management responsibilities on nearly all loans that we originate for GSE and HUD programs. We are approved as a Fannie Mae Delegated Underwriting and Servicing ("DUS" ™) lender nationally, a Freddie Mac Program Plus™ lender in 22 states and the District of Columbia, a Freddie Mac targeted affordable housing seller/servicer, a HUD Multifamily Accelerated Processing ("MAP") lender nationally, a HUD Section 232 LEAN lender nationally, and a Ginnie Mae issuer. We also originate and service loans for a number of life insurance companies, commercial banks, and other institutional investors, in which cases we do not fund the loan but rather act as a loan broker. Additionally, through our subsidiary entities, we provide institutional advisory, asset management, and investment management services specializing in debt, structured debt and equity.

We have been in business for 75 years. Since becoming a Fannie Mae DUS lender in 1988, major institutions have been investors in our business. The sale of each loan through GSE and HUD programs is negotiated prior to rate locking or closing on the loan with the borrower. For loans originated pursuant to the Fannie Mae DUS program, we generally are required to share the risk of loss, with our maximum loss capped at 20% of the unpaid principal balance of a loan. In addition to our risk-sharing obligations, we may be obligated to repurchase loans that are originated for GSE and HUD programs if certain representations and warranties that we provide in connection with such originations are breached. We have never been required to repurchase a loan. We have established a strong credit culture over decades of originating loans and are committed to disciplined risk management from the initial underwriting stage through loan payoff.

We have not historically originated loans for our balance sheet. However, in July 2011, the Company began an interim loan program that offers floating-rate debt, for terms of up to two years, to experienced borrowers seeking to acquire or reposition multifamily properties that do not currently qualify for permanent financing. The Company closed its first loan under this program in February 2012. The Company underwrites all loans originated through the program. During the time they are outstanding, the Company assumes the full risk of loss on the loans. In addition, the Company services and asset-manages loans originated through the program, with the ultimate goal of providing permanent financing on the properties. These loans are classified as held for investment on the Company's balance sheet during such time that they are outstanding.

Walker & Dunlop, Inc. is a holding company, and we conduct substantially all of our operations through Walker & Dunlop, LLC, our operating company. In December 2010, we completed our initial public offering, pursuant to which we sold 6,666,667 shares and selling stockholders sold 3,333,333 shares of our common stock at a price per share of $10.00, resulting in gross proceeds to the Company of $66.7 million. The offering was completed on December 20, 2010. We received net proceeds of $58.4 million from the initial public offering after deferred underwriting discounts and commissions and other accrued offering costs. In connection with our initial public offering, we completed certain formation transactions through which Walker & Dunlop, LLC became a wholly owned subsidiary of Walker & Dunlop, Inc., a newly formed Maryland corporation (the "Formation Transaction"). In connection with the Formation Transaction, members of the Walker family, certain of our directors and executive officers and certain other individuals and entities who owned direct and indirect equity interests in Walker & Dunlop, LLC contributed their respective interests in such entities to Walker & Dunlop, Inc. in exchange for shares of our common stock.

On January 19, 2011, we issued an additional 221,292 shares of common stock at $10.00 per share upon the partial exercise of the overallotment option by the underwriters. We received net proceeds of approximately $2.1 million, net of underwriting discounts and commissions of approximately $0.2 million.

On June 7, 2012, the Company entered into a purchase agreement (the "Purchase Agreement"), by and among the Company, its indirect wholly owned subsidiary, Walker & Dunlop, LLC, CWCapital LLC ("CWCapital") and CW Financial Services LLC ("CW Financial"), pursuant to which Walker & Dunlop, LLC agreed to acquire all of CW Financial's interests in CWCapital (the "Acquisition"), for approximately $220.0 million (comprising a cash payment to CW Financial of $80.0 million and the balance consisting of the Company's issuance in a private placement to CW Financial of approximately 11.6 million shares of common stock).

The Acquisition closed, pursuant to the terms of the Purchase Agreement, on September 4, 2012. Upon closing of the Acquisition, CWCapital became an indirect wholly owned subsidiary of the Company and was renamed Walker & Dunlop Capital, LLC. The consideration transferred at the close of the Acquisition totaled approximately $231.1 million, consisting of $80.0 million in cash and 11,647,255 shares of the Company's common stock at a closing date fair value of approximately $151.1 million. The increase in the fair value of the consideration transferred is the result of an increase in the fair value of the Company's common stock from execution of the Purchase Agreement to the closing date. By virtue of the Company's ownership of CWCapital, the Company also acquired a 50% ownership in ARA Finance LLC, a joint venture with ARA Finco LLC, in which ARA Finco LLC owns the remaining 50% of ARA Finance LLC. The Company accounts for its investment in ARA Finance LLC under the equity method of accounting.

CWCapital, a Massachusetts limited liability company, was one of the leading commercial real estate finance companies in the United States, with a primary focus on multifamily lending, originating and selling mortgage loans pursuant to the programs of Fannie Mae, Freddie Mac, Ginnie Mae and HUD. CWCapital had approximately 180 employees in 14 offices nationwide.

The Acquisition combined two of the leading commercial real estate lenders in the country to form one of the largest commercial real estate lenders in the country. The Acquisition increased our servicing portfolio by $14.5 billion and significantly increased our origination capacity by adding 30 loan originators and 14 new offices.

Our Product Offerings

We originate, sell and service a range of multifamily and other commercial real estate financing products. Our clients are developers and owners of real estate across the United States. We focus primarily on multifamily properties and offer a range of commercial real estate finance products to our customers, including first mortgage loans, second trust loans, supplemental financings, construction loans, mezzanine loans, bridge/interim loans and equity investments. We originate and sell loans under the programs of GSEs and HUD. We retain servicing rights and asset management responsibilities on nearly all loans made under GSE and HUD programs and some of the loans that we place with institutional investors. Our long-established relationships with Fannie Mae, Freddie Mac, HUD, and institutional investors enable us to offer this broad range of loan products and services.

We structure our internal working groups around the various services we provide: Multifamily Finance, FHA Finance, Capital Markets, and Investment Services. Each of our offerings is designed to maximize our ability to meet client needs, source capital and grow our commercial real estate finance business.

Multifamily Finance

We are one of 24 approved lenders that participate in Fannie Mae's DUS program for multifamily, manufactured housing communities, student housing and certain healthcare properties. Under the Fannie Mae DUS program, Fannie Mae has delegated to us responsibility for ensuring that the loans we originate under the Fannie Mae DUS program satisfy the underwriting and other eligibility requirements established from time to time by Fannie Mae. In exchange for this delegation of authority, we share risk for a portion of the losses that may result from a borrower's default. For more information regarding our risk-sharing agreements with Fannie Mae, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Quality and Allowance for Risk-Sharing Obligations." Most of the Fannie Mae loans that we originate are sold in the form of a Fannie Mae-insured security to third-party investors. We also are contracted by Fannie Mae to service all loans that we originate under the Fannie Mae DUS program.

We are one of 24 lenders approved as a Freddie Mac Program Plus lender under which we originate and sell to Freddie Mac multifamily and healthcare loans that satisfy Freddie Mac's underwriting and other eligibility requirements. Under the program, we submit our completed loan underwriting package to Freddie Mac and obtain Freddie Mac's commitment to purchase the loan at a specified price after closing. Freddie Mac ultimately performs its own underwriting of loans that we sell to it. Freddie Mac may choose to hold, sell or later securitize such loans. We do not have any material risk-sharing arrangements on loans we sell to Freddie Mac under Program Plus. We also are contracted by Freddie Mac to service all loans that we originate under its program.

FHA Finance

As an approved HUD MAP and HUD LEAN lender and Ginnie Mae issuer, we provide construction and permanent loans to developers and owners of multifamily housing, senior housing and healthcare facilities. We submit our completed loan underwriting package to HUD and obtain HUD's approval to originate the loan.

HUD insured loans are typically placed in single loan pools which back Ginnie Mae securities. Ginnie Mae is a United States government corporation in The United States Department of Housing and Urban Development. Ginnie Mae securities are backed by the full faith and credit of the United States, and we generally do not bear any risk of loss on Ginnie Mae securities. In the event of a default on a HUD insured loan, HUD will reimburse approximately 99% of any losses of principal and interest on the loan and Ginnie Mae will reimburse the remaining losses of principal and interest. We are obligated to continue to advance principal and interest payments and tax and insurance escrow amounts on Ginnie Mae securities until the HUD mortgage insurance claim has been paid and the Ginnie Mae security fully paid.

Healthcare Finance

Through our GSE and HUD executions, we compete in the healthcare real estate lending space, which includes hospitals and independent living, assisted living, and skilled nursing facilities. The most active sources of capital in this space today are Freddie Mac, HUD and Fannie Mae. The process for originating healthcare real estate loans is similar to the process for originating multifamily loans with Freddie Mac, HUD or Fannie Mae, as applicable. We do not have any material risk-sharing arrangements on loans originated through Freddie Mac or HUD, but do share risk of loss on loans originated under the Fannie Mae DUS program. We are also contracted by HUD and Fannie Mae to service all loans we originate under their programs.

Capital Markets

We serve as an intermediary in the placement of commercial real estate debt between institutional sources of capital, such as life insurance companies, investment banks, commercial banks, pension funds and other institutional investors, and owners of all types of commercial real estate. A client seeking to finance or refinance a property will seek our assistance in developing different alternatives and soliciting interest from various sources of capital. We often advise on capital structure, develop the financing package, facilitate negotiations between our client and institutional sources of capital, coordinate due diligence and assist in closing the transaction. In these instances, we do not underwrite or fund the loan and do not retain any interest in the loan. In cases where we do not fund the loan, we act as a loan broker and often service the loan.

Interim Loan Program

In July 2011, we launched our interim loan program that offers floating-rate debt, for terms of up to two years, to experienced borrowers seeking to acquire or reposition multifamily properties that do not currently qualify for permanent financing. We closed our first loan under this program in February 2012. Under this program, we underwrite the loans originated through the program, and during the time that they are outstanding, we assume the full risk of loss on the loans. In addition, we service and asset-manage loans originated through the program, with the ultimate goal of providing permanent financing on the properties. We held one loan with a $9.5 million unpaid principal balance as of December 31, 2012.

Investment Services

We provide investment consulting and related services for three commercial real estate funds, W&D Balanced Real Estate Fund I, LP; the Walker & Dunlop Apartment Fund I, LLC; and the W&D Real Estate Opportunity Fund I, LLC.

W&D Balanced Real Estate Fund I, LP is a commercial real estate fund that has invested approximately $50 million in commercial real estate securities and loans, such as first mortgages, B-notes, mezzanine debt and equity securities, and has no further commitments to invest. Third-party pension funds hold limited-partnership interests in this fund and are entitled to all regular distributions. Through our subsidiary, we hold a general-partnership interest in this fund and are entitled to incentive distributions only if returns exceed certain pre-established thresholds. To date, the general partner has never received an incentive fee. Pursuant to contractual arrangements, we provide investment-consulting and other related services to a third-party entity, which is controlled by William Walker, our Chairman, President and Chief Executive Officer and which serves as the investment advisor to the fund. In return, we are entitled to all investment advisory payments earned by this third party entity.

Walker & Dunlop Apartment Fund I, LLC is a commercial real estate fund that has invested $45 million in multifamily real estate properties and mezzanine loans, and has no further commitments to invest. An institutional investor owns a 99% non-managing-member interest in the fund and a third-party entity controlled by members of the Walker family and other individuals own a 1% managing-member interest therein. Pursuant to the fund's operating agreement, distribution of net cash flows is first distributed to the institutional investor based on an investment yield, next to the managing member and the balance of the net cash flows of the fund is then distributed 99% to the institutional investor and 1% to the managing member. Pursuant to contractual arrangements, we provide investment-consulting and other related services to the managing member, which serves as the investment advisor to the fund. In return, we are entitled to all investment advisory payments earned by the managing member. We anticipate that all the commercial real estate assets owned by the fund will be sold by December 31, 2013.

W&D Real Estate Opportunity Fund I, LLC is a commercial real estate fund that has invested $27 million in triple-net office, warehouse, and research properties. Third-party pension funds are the investor members and an entity wholly owned by the Company holds a 100% interest in the manager of the fund. Pursuant to contractual arrangements, we provide investment consulting and other related services to the manager, which serves as the investment advisor to the fund. In return, we are entitled to all investment advisory payments earned by the manager.

We do not intend to make any further investments on behalf of the above funds and do not intend to perform any further services, other than managing the existing fund investments.

In the future, we intend to raise additional funds in an effort to provide clients with a broader selection of commercial real estate finance products. We believe the financing alternatives provided by future funds would complement our existing product offerings and do not intend to create funds that would compete with our existing products. We expect that third-party investors would likely provide the great majority of capital for these funds. Such funds would allow us to effectively leverage our cash without borrowing additional capital, strengthen and create relationships with institutional investors, create an ongoing, stable stream of asset management fees and potentially realize substantial returns on equity depending on fund performance. In anticipation of raising such funds, we formed a wholly owned subsidiary to provide investment management services directly to any new funds we may create or any funds that we manage.

Direct Loan Originators and Correspondent Network

We originate loans directly through approximately 68 loan originators operating out of 21 offices nationwide. These individuals have deep knowledge of the commercial real estate lending business and bring with them extensive relationships with some of the largest property owners in the country. They have a thorough understanding of the financial needs and objectives of borrowers, the geographic markets in which they operate, market conditions specific to different types of commercial properties and how to structure a loan product to meet those needs. These loan originators collect and analyze financial and property information, assist the borrower in submitting information required to complete a loan application and, ultimately, help the borrower close the loan. Our loan originators are paid a salary and commissions based on the fees associated with the loans that they originate.

In addition to our group of loan originators, at December 31, 2012, we had correspondent agreements with 25 independently owned mortgage banking companies across the country with which we have relationships for GSE and HUD loan originations. This network of correspondents helps us extend our geographic reach into new and/or smaller markets on a cost effective basis. In addition to identifying potential borrowers and key principal(s) (the individual or individuals directing the activities of the borrowing entity), our correspondents assist us in evaluating loans, including pre-screening the borrowers, key principal(s) and properties for program eligibility, coordinating due diligence and generally providing market intelligence. In exchange for providing these services, the correspondent earns an origination fee based on a percentage of the principal amount of the financing arranged and a fee paid out over time based on the servicing revenue stream over the life of the loan.

Underwriting and Risk Management

We use several tools to manage our risk-sharing exposure. These tools include an underwriting and approval process, evaluating and modifying our underwriting criteria given the underlying multifamily housing market fundamentals, limiting our geographic, borrower and key principal exposures and using modified risk-sharing under the Fannie Mae DUS program.

Our underwriting process begins with a review of suitability for our investors and a detailed review of the borrower, key principal(s) and the property. We review a borrower's financial statements for minimum net worth and liquidity requirements, as well as credit and criminal background checks. We also review a borrower's and key principal(s)'s operating track record, including evaluating the performance of other properties owned by the applicable borrower and key principal(s). We also consider the borrower's and key principal(s)'s bankruptcy and foreclosure history. We believe that lending to a borrower and key principal(s) with a proven track record as an operator mitigates our credit risk.

We review the fundamental value and credit profile of the underlying property, including an analysis of regional economic trends, appraisals of the property, and reviews of historical and prospective financials. Third-party vendors are engaged for appraisals, engineering reports, environmental reports, flood certification reports, zoning reports and credit reports. We utilize a list of approved third-party vendors for these reports. Each report is reviewed by our underwriting team for accuracy, quality and comprehensiveness. All third party vendors are reviewed periodically for the quality of their work and are removed from our list of approved vendors if the quality or timeliness of the reports is below our standards. This is particularly true for engineering and environmental reports on which we rely to make decisions regarding ongoing replacement reserves and environmental matters.

In addition, we maintain concentration limits with respect to our Fannie Mae loans. We limit geographic concentration, focusing on regional employment concentration and trends. We also limit the aggregate amount of loans subject to full risk-sharing for any one borrower. We minimize individual loan concentrations under our current credit management policy to cap the loan balance subject to full risk-sharing at $60.0 million. Accordingly, we currently elect to use modified risk-sharing for loans of more than $60.0 million in order to limit our maximum loss on any one loan to $12.0 million (such exposure would occur in the event that the underlying collateral is determined to be completely without value at the time of loss).

While we believe we continue to manage credit well, the multifamily sector has experienced declining fundamentals in certain markets due to the slow economy and job losses. The declining fundamentals observed in certain markets in recent years have resulted in increased delinquencies and defaults for us and the multifamily industry, although we have observed a gradual recovery in many markets throughout 2011 and 2012. Many items can affect a borrower's decision to default on a loan, including the property, cash flow, occupancy and maintenance needs and tax considerations, along with non-property specific issues such as general market conditions and other financing obligations of the borrower or key principal(s).

Servicing and Asset Management

We service nearly all loans originated for GSEs and HUD and some of our loans originated for institutional investors, primarily life insurance companies. We are an approved servicer for Fannie Mae, Freddie Mac, and HUD loans. Our servicing function includes both loan servicing and asset management activities, performing or overseeing the following activities:

- carrying out all cash management functions relating to the loan, including providing monthly billing statements to the borrower and collecting and applying payments on the loan;
- administering reserve and escrow funds for repairs, tenant improvements, taxes and insurance;
- obtaining and analyzing financial statements of the borrower and performing periodic property inspections;
- preparing and providing periodic reports and remittances to the master servicer or other designated persons;
- administering lien filings; and
- performing other tasks and obligations that are delegated to us.

Life insurance companies, whose loans we may service, may perform some or all of the activities identified in the list above.

For most loans we service under the Fannie Mae DUS program, we are currently required to advance the principal and interest payments and tax and insurance escrow amounts if the borrower is delinquent in making loan payments. After four continuous months of making advances on behalf of the borrower, we can submit a reimbursement claim to Fannie Mae, which Fannie Mae may approve at its discretion. We are reimbursed by Fannie Mae for these advances, which may be used to offset any losses incurred under our risk sharing obligation.

Under the HUD program, we are obligated to continue to advance principal and interest payments and tax and insurance escrow amounts on Ginnie Mae securities until the HUD mortgage insurance claim has been paid and the Ginnie Mae security fully paid; generally no longer than three to six months. In the event of a default on a HUD-insured loan, HUD will reimburse approximately 99% of any losses of principal and interest on the loan and Ginnie Mae will reimburse the remaining losses of principal and interest.

In connection with the Acquisition, Walker & Dunlop, LLC was assigned, and became a party to, a contract with Ginnie Mae. Under the Ginnie Mae contract, Walker & Dunlop, LLC acts as a master sub-servicer of pools of loans transferred to it by Ginnie Mae for a fixed per-pool fee. As a master sub-servicer, Walker & Dunlop, LLC performs the complete range of services expected of a Ginnie Mae issuer, including default services; the servicing of current, delinquent, and defaulted loans; foreclosure services; preparation and submission of claims for FHA insurance benefits and reports to Ginnie Mae; construction loan certificates conversion services; and management oversight of projects during the term of the contract. The initial term of the contract was December 16, 2011 to December 15, 2012. The contract provides Ginnie Mae the option to extend the contract for successive one-year terms beginning on December 16 in 2012, 2013, 2014, and 2015. Ginnie Mae exercised the option to extend the contract for the 2012-2013 term. Ginnie Mae has not transferred any loans to Walker & Dunlop, LLC under the contract, and we do not know if and when it intends to do so.

Our Growth Strategy

We believe we are positioned to grow our business by taking advantage of opportunities in the real estate finance market.

We seek to profitably grow our business by focusing on the following areas:

- ***Become a Top Five Lender in Fannie Mae, Freddie Mac and HUD Executions.*** We intend to expand our GSE business by adding to our origination capabilities, with the goal of growing our GSE loan origination volume and maintaining our status as a top five multifamily lender in GSE executions. We also strive to become a top five multifamily lender in HUD executions. Fannie Mae recently announced that we ranked as its largest DUS lender in 2012, by loan deliveries, and Freddie Mac recently announced that we are the fifth largest seller servicer with Freddie Mac, by loan deliveries. Additionally, we are a top loan originator for HUD. At December 31, 2012, our origination platform had approximately 50 loan originators focused on GSE and HUD originations and approximately 18 loan originators focused on capital markets transactions, supplemented by 25 independently owned mortgage banking companies with whom we have correspondent relationships. We believe that we will have significant opportunities to continue broadening our origination network. This expansion may include organic growth, recruitment of talented origination professionals and potentially acquisitions of competitors with strong origination capabilities.
- ***Continue to Expand our Capital Markets Business.*** We intend to continue to grow our Capital Markets group to strengthen our market position and borrower relationships to meet the

expected increase in demand for commercial real estate debt origination and refinance activity in the coming years. We intend to continue to grow our national presence, to include additional offices focused on capital markets products and originations. Continued growth of our Capital Markets group will provide greater exposure to the overall commercial real estate market and expose us to new life insurance company correspondent relationships leading to increased deal flow and further diversified revenue streams.

- ***Continue to Develop Proprietary Sources of Capital and Expand Our Product Offerings.*** We anticipate offering additional commercial real estate loan products to our clients as their financial needs evolve. We believe that we have the structuring, underwriting, servicing, credit and asset management expertise to offer additional commercial real estate loan products; and we believe that cash on hand, together with third-party financing sources, will allow us to meet client demand for additional products that are within our areas of expertise, including multifamily and other lending for our balance sheet, for investment funds, or for a mortgage REIT.

Competition

We face significant competition across our business, including, but not limited to, commercial banks, commercial real estate service providers and insurance companies, some of which are also investors in loans we originate. Many of these competitors enjoy competitive advantages over us, including greater name recognition, financial resources and access to capital. Commercial banks may have an advantage over us in originating commercial loans if borrowers already have a line of credit with the bank. Commercial real estate service providers may have an advantage over us to the extent they also offer an investment sales platform.

We compete on the basis of quality of service, relationships, loan structure, terms, pricing and industry depth. Industry depth includes the knowledge of local and national real estate market conditions, commercial real estate, loan product expertise and the ability to analyze and manage credit risk. Our competitors seek to compete aggressively on the basis of these factors and our success depends on our ability to offer attractive loan products, provide superior service, demonstrate industry depth, maintain and capitalize on relationships with investors, borrowers and key loan correspondents and remain competitive in pricing. In addition, future changes in laws, regulations and GSE and HUD program requirements and consolidation in the commercial real estate finance market could lead to the entry of more competitors.

Regulatory Requirements

Our business is subject to regulation and supervision in a number of jurisdictions. The level of regulation and supervision that we are subject to varies from jurisdiction to jurisdiction and is based on the type of business activities involved. The regulatory requirements that apply to our activities are subject to change from time to time and may become more restrictive, making our compliance with applicable requirements more difficult or expensive or otherwise restricting our ability to conduct our business in the manner that it is now conducted. Changes in applicable regulatory requirements, including changes in their enforcement, could materially and adversely affect us.

Federal and State Regulation of Commercial Real Estate Lending Activities

Our multifamily and commercial real estate lending, servicing and asset management businesses are subject, in certain instances, to supervision and regulation by federal and state governmental authorities in the United States. In addition, these businesses may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, among other things, regulate lending activities, regulate conduct with borrowers, establish maximum interest rates, finance charges and other charges and require disclosures to borrowers. Although most states do not regulate commercial finance, certain states impose limitations on interest rates, as well as other charges on certain collection practices and creditor remedies. Some states also require licensing of lenders and adequate disclosure of certain contract terms. We also are required to comply with certain provisions of, among other statutes and regulations, the USA PATRIOT Act, regulations promulgated by the Office of Foreign Asset Control, the Employee Retirement Income Security Act of 1974, as amended, which we refer to as "ERISA," and federal and state securities laws and regulations.

Requirements of GSEs and HUD

To maintain our status as an approved lender for Fannie Mae and Freddie Mac and as a HUD-approved mortgagee and issuer of Ginnie Mae securities, we are required to meet and maintain various eligibility criteria from time to time established by each GSE and HUD, such as minimum net worth, operational liquidity and collateral requirements and compliance with reporting requirements. We also are required to originate our loans and perform our loan servicing functions in accordance with the applicable program requirements and guidelines from time to time established by the respective GSE and HUD. If we fail to comply with the requirements of any of these programs, the relevant GSE or HUD may terminate or withdraw our approval. In addition, the GSEs and HUD have the authority under their guidelines to terminate a lender's authority to sell loans to it and service their loans. The loss of one or more of these approvals would have a material adverse impact on us and could result in further disqualification with other counterparties, and we may be required to obtain additional state lender or mortgage banker licensing to originate loans if that status is revoked.

Regulation as an Investment Adviser

In the future, one or more of our subsidiaries may be required to register as an investment adviser with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940 and/or register with state governmental authorities in the United States as a result of investment management services that it may provide. A registered investment adviser is subject to federal and state laws and regulations primarily intended to benefit the investor or client of the adviser. These laws and regulations include requirements relating to, among other things, fiduciary duties to clients, maintaining an effective compliance program, solicitation agreements, conflicts of interest, record keeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an investment adviser and its advisory clients and general anti-fraud prohibitions. In addition, these laws and regulations generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict us from conducting our advisory activities in the event we fail to comply with those laws and regulations. Sanctions that may be imposed for a failure to comply with applicable legal requirements include the suspension of individual employees, limitations on our engaging in various advisory activities for specified periods of time, the revocation of registrations, other censures and fines.

Employees

At December 31, 2012, we employed 420 full-time persons. All employees, except our executive officers, are employed by our operating subsidiary, Walker & Dunlop, LLC. Our executive officers are employees of Walker & Dunlop, Inc. None of our employees are represented by a union or subject to a collective bargaining agreement and we have never experienced a work stoppage. We believe that our employee relations are good as demonstrated by our being named on the Great Place to Work® 2012 Best Small & Medium Workplaces List published in FORTUNE magazine in October 2012.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our principal Internet website can be found at *http://www.walkerdunlop.com.* The content of, or otherwise accessible through, our website is not part of this Annual Report on Form 10-K. We make available free of charge on or through our website, access to our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after such material is electronically filed, or furnished, to the SEC.

Our website also includes a corporate governance section which contains our Corporate Governance Guidelines (which includes our Director Responsibilities and Qualifications), Code of Business Conduct and Ethics, Board of Directors' Committee Charters for the Audit, Compensation, and Nominating and Corporate Governance Committees, Code of Ethics for Principal Executive Officer and Senior Financial Officers and the method by which interested parties may contact our Ethics Hotline.

In the event of any changes to these charters, codes or guidelines, changed copies will also be made available on our website. If we waive or amend any provision of our code of ethics, we will promptly disclose such waiver or amendment as required by SEC or New York Stock Exchange ("NYSE") rules.

You may request a copy of any of the above documents, at no cost to you, by writing or telephoning us at: Walker & Dunlop, Inc., 7501 Wisconsin Avenue, Suite 1200E, Bethesda, Maryland 20814, Attention: Investor Relations, telephone (301) 215-5500. We will not send exhibits to these reports, unless the exhibits are specifically requested and you pay a modest fee for duplication and delivery.

Item 1A. Risk Factors.

Investing in our common stock involves risks. You should carefully consider the following risk factors, together with all the other information contained in this Annual Report on Form 10-K, before making an investment decision to purchase our common stock. The realization of any of the following risks could materially and adversely affect our business, prospects, financial condition, results of operations and the market price and liquidity of our common stock, which could cause you to lose all or a significant part of your investment in our common stock. Some statements in this Annual Report, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled "Forward-Looking Statements."

Risks Relating to Our Business

The loss of or changes in our relationships with GSEs, HUD and institutional investors would adversely affect our ability to originate commercial real estate loans through GSE and HUD programs, which would materially and adversely affect us.

Currently, we originate a significant percentage of our loans for sale through GSE or HUD programs. We are approved as a Fannie Mae DUS lender nationwide, a Freddie Mac Program Plus lender in 22 states and the District of Columbia, a Freddie Mac targeted affordable housing seller/servicer, a HUD MAP lender nationwide, a HUD LEAN lender nationally, and a Ginnie Mae issuer. Our status as an approved lender affords us a number of advantages and may be terminated by the applicable GSE or HUD at any time. The loss of such status would, or changes in our relationships could, prevent us from being able to originate commercial real estate loans for sale through the particular GSE or HUD, which would materially and adversely affect us. It could also result in a loss of similar approvals from other GSEs or HUD.

We also originate loans on behalf of certain life insurance companies, investment banks, commercial banks, pension funds and other institutional investors that directly underwrite and provide funding for the loans at closing. In cases where we do not fund the loan, we act as a loan broker. If these investors discontinue their relationship with us and replacement investors cannot be found on a timely basis, we could be adversely affected.

A change to the conservatorship of Fannie Mae and Freddie Mac and related actions, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the U.S. federal government, could materially and adversely affect our business.

There continues to be substantial uncertainty regarding the future of Fannie Mae and Freddie Mac, including the length of time for which they may continue to exist and in what form they may operate during that period.

Due to increased market concerns about the ability of Fannie Mae and Freddie Mac to withstand future credit losses associated with securities on which they provide guarantees and loans held in their investment portfolios without the direct support of the U.S. federal government, in September 2008, the Federal Housing Finance Agency (the "FHFA") placed Fannie Mae and Freddie Mac into conservatorship and, together with the U.S. Treasury, established a program designed to boost investor confidence in Fannie Mae and Freddie Mac by supporting the availability of mortgage financing and protecting taxpayers. The U.S. government program includes contracts between the U.S. Treasury and each of Fannie Mae and Freddie Mac that seek to ensure that each GSE maintains a positive net worth by providing for the provision of cash by the U.S. Treasury to Fannie Mae and Freddie Mac if FHFA determines that its liabilities exceed its assets. Although the U.S. government has described some specific steps that it intends to take as part of the conservatorship process, efforts to stabilize these entities may not be successful and the outcome and impact of these events remain highly uncertain. Under the statute providing the framework for the GSE's conservatorship, either or both GSEs could also be placed into receivership under certain circumstances.

The problems faced by Fannie Mae and Freddie Mac resulting in their placement into conservatorship and their delistings from the New York Stock Exchange have stirred debate among some U.S. federal policymakers regarding the continued role of the U.S. government in providing liquidity for mortgage loans. Future legislation could further change the relationship between Fannie Mae, Freddie Mac and the U.S. government, which could change their business charters or structure, or could nationalize or eliminate such entities entirely. We cannot predict if or when any such legislation may be enacted.

In February 2011, as part of the Obama administration's financial industry recovery proposal, the U.S. Treasury, in consultation with HUD and other government agencies, released a white paper, *"Reforming America's Housing Finance Market, A Report to Congress"*, which put forth options to reform America's housing finance market. All options involve an eventual phasing out of Fannie Mae and Freddie Mac. The proposals identified a series of short-term modifications to the current government role which are intended to attract greater private capital to the housing market, as the operations of Fannie Mae and Freddie Mac are wound down and the government's role in the housing finance sector is reduced. The modifications to the long-term structure of the U.S. housing finance system included the following three options presented by the U.S. Treasury:

- Option 1: dramatically reduce the government's role in insuring or guaranteeing mortgages, limiting it to Federal Housing Administration (FHA) and other programs targeted to creditworthy lower and moderate income borrowers; with the majority of mortgage financing coming from the private sector.
- Option 2: dramatically reduce the government's role in insuring or guaranteeing mortgages, limiting it to Federal Housing Administration (FHA) and other programs targeted to creditworthy lower and moderate income borrowers; with a government backstop mechanism to ensure access to credit during a housing crisis.
- Option 3: dramatically reduce the government's role in insuring or guaranteeing mortgages, limiting it to Federal Housing Administration (FHA) and other programs targeted to creditworthy lower and moderate income borrowers; private mortgage guarantor companies (subject to stringent oversight and capital requirements) would provide guarantees for mortgage-backed securities, with government reinsurance available for the holders of the securities.

Each of the above options assumes the continuation and possible expansion of programs operated by FHA to assist targeted borrower groups. The report also states the importance of a careful transition plan and continued financial support for Fannie Mae and Freddie Mac during any transition period.

On February 21, 2012, FHFA released *A Strategic Plan for Enterprise Conservatorships: The Next Chapter in a Story that Needs an Ending*, which details the strategic plan set forth by FHFA to gradually contract the GSEs' presence in the marketplace, and specifies actions that FHFA is either taking, or planning to take, to achieve its strategic goal. The strategic plan recognizes that the GSEs' multifamily business, in contrast to their single-family business, has remained cash flow positive during the recent housing crisis. As a result, the strategic plan states that "generating potential value for taxpayers and contracting the [GSEs'] multifamily market footprint should be approached differently from single-family, and it may be accomplished using a much different and more direct method." To evaluate how to accomplish FHFA's strategic goal, as it relates to the multifamily business, the release states that each GSE will embark on a market analysis to determine the viability of its multifamily business without the benefit of government guarantees, including operating on a stand-alone basis upon attracting private capital.

It is widely anticipated that the U.S. Congress will address the administration's white paper and FHFA's release regarding its strategic plan for the operations of the GSEs, although it is not known when, or if, that will occur. In Section 1491 of the Dodd-Frank Wall Street Reform and Consumer

Protection Act (the "Dodd-Frank Act"), signed into law on July 21, 2010, Congress stated that the "hybrid public-private status of Fannie Mae and Freddie Mac is untenable and must be resolved" and, further, "[i]t is the sense of the Congress that efforts to enhance by [sic] the protection, limitation, and regulation of the terms of residential mortgage credit and the practices related to such credit would be incomplete without enactment of meaningful structural reforms of Fannie Mae and Freddie Mac."

On March 4, 2013, FHFA released its 2013 Conservatorship Scorecard for Fannie Mae and Freddie Mac. As part of the scorecard, FHFA directed that Fannie Mae and Freddie Mac contract their presence in the marketplace while simplifying and shrinking certain operations (by lines of business). Specifically, FHFA directed each GSE to reduce the UPB amount of new multifamily business relative to 2012 by at least ten percent by tightening underwriting, adjusting pricing, and limiting product offerings, while not increasing the proportion of the GSEs' retained risk.

If the FHFA mandates additional reductions to the GSEs' volumes for new multifamily originations or imposes additional restrictions on the GSEs' multifamily business beyond 2013, the volume of loans we originate with the GSEs could be adversely impacted. These additional mandates and restrictions could have a material impact on our financial results in future periods.

Neither the administration's white paper proposals nor FHFA's strategic plan addresses the existing contractual seller/servicer relationships Fannie Mae and Freddie Mac have and the impact of anticipated GSE reform on the existing selling/servicing and/or risk-sharing agreements.

Currently, we originate a substantial majority of our loans for sale through Fannie Mae and Freddie Mac programs. Furthermore, a substantial majority of our servicing rights are derived from loans we sell through Fannie Mae and Freddie Mac programs. Changes in the business charters, structure or existence of Fannie Mae or Freddie Mac could eliminate or substantially reduce the number of loans we originate, which would have a material adverse effect on us. We cannot predict the extent to which these recommendations may be implemented, or the timing of when any implementation may occur.

We are subject to risk of loss in connection with defaults on loans sold under the Fannie Mae DUS program that could materially and adversely affect our results of operations and liquidity.

Under the Fannie Mae DUS program, we originate and service multifamily loans for Fannie Mae without having to obtain Fannie Mae's prior approval for certain loans, as long as the loans meet the underwriting guidelines set forth by Fannie Mae. In return for the delegated authority to make loans and the commitment to purchase loans by Fannie Mae, we must maintain minimum collateral and generally are required to share risk of loss on loans sold through Fannie Mae. Under the full risk-sharing formula, we are required to absorb the first 5% of any losses on the unpaid principal balance of a loan, and above 5% we are required to share the loss with Fannie Mae, with our maximum loss capped at 20% of the unpaid principal balance of a loan. Our risk-sharing obligations have been modified and reduced on some Fannie Mae DUS loans. In addition, Fannie Mae can double or triple our risk-sharing obligations if the loan does not meet specific underwriting criteria or if the loan defaults within 12 months of its sale to Fannie Mae. As of December 31, 2012, we had pledged securities and cash of $33.5 million as collateral against future losses under $13.6 billion of loans outstanding that are subject to risk-sharing obligations, as more fully described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources," which we refer to as our "at risk balance." Fannie Mae collateral requirements may change in the future. As of December 31, 2012, our allowance for risk-sharing as a percentage of the at-risk balance was 0.12%, or $15.7 million, and reflects our current estimate of our future payouts under our risk-sharing obligations. We cannot assure you that our estimate will be sufficient to cover future write offs. While we originate loans that meet the underwriting guidelines defined by Fannie Mae, in addition to our own internal underwriting guidelines, underwriting criteria may not always protect against loan defaults. In addition, commercial real estate values have generally declined in recent years, in some cases to levels below the current outstanding principal balance of the loan. Also, underwriting standards, including loan-to-value ratios, have become stricter. These factors create a risk that some older loans may not be able to be refinanced at maturity and thus may experience maturity defaults. Other factors may also affect a borrower's decision to default on a loan, such as property, cash flow, occupancy, maintenance needs, and other financing obligations. As of December 31, 2012, our 60+ days delinquency rate was 0.15% of the at-risk portfolio. If loan defaults increase, actual risk-sharing obligation payments under the Fannie Mae DUS program may increase, and such defaults and payments could have a material adverse effect on our results of operations and liquidity. In addition, any failure to pay our share of losses under the Fannie Mae DUS program could result in the revocation of our license from Fannie Mae and the exercise of various remedies available to Fannie Mae under the Fannie Mae DUS program.

If we fail to act proactively with delinquent borrowers in an effort to avoid a default, the number of delinquent loans could increase, which could have a material adverse effect on us.

As a loan servicer, we maintain the primary contact with the borrower throughout the life of the loan and are responsible, pursuant to our servicing agreements with GSEs, HUD and institutional investors, for asset management. We are also responsible, together with the applicable GSE, HUD or institutional investor, for taking actions to mitigate losses. We believe we have developed an extensive asset management process for tracking each loan that we service. However, we may be unsuccessful in identifying loans that are in danger of underperforming or defaulting or in taking appropriate action once those loans are identified. While we can recommend a loss mitigation strategy for GSEs and HUD, decisions regarding loss mitigation are within the control of GSEs and HUD. Recent turmoil in the real estate, credit and capital markets have made this process even more difficult and unpredictable. When loans become delinquent, we incur additional expenses in servicing and asset managing the loan, we are typically required to advance principal and interest payments and tax and insurance escrow amounts, we could be subject to a loss of our contractual servicing fee and we could suffer losses of up to 20% (or more for loans that do not meet specific underwriting criteria or default within 12 months) of the unpaid principal balance of a Fannie Mae DUS loan with full risk-sharing, as well as potential losses on Fannie Mae DUS loans with modified risk-sharing. These items could have a negative impact on our cash flows and a negative effect on the net carrying value of the mortgage servicing right (MSR) on our balance sheet and could result in a charge to our earnings. As a result of the foregoing, a continuing rise in delinquencies could have a material adverse effect on us.

A reduction in the prices paid for our loans and services or an increase in loan or security interest rates by investors could materially and adversely affect our results of operations and liquidity.

Our results of operations and liquidity could be materially and adversely affected if GSEs, HUD or institutional investors lower the price they are willing to pay to us for our loans or services or adversely change the material terms of their loan purchases or service arrangements with us. A number of factors determine the price we receive for our loans. With respect to Fannie Mae related originations, our loans are generally sold as Fannie Mae-insured securities to third-party investors. With respect to HUD related originations, our loans are generally sold as Ginnie Mae securities to third-party investors. In both cases, the price paid to us reflects, in part, the competitive market bidding process for these securities.

We sell loans directly to Freddie Mac. Freddie Mac may choose to hold, sell or later securitize such loans. We believe terms set by Freddie Mac are influenced by similar market factors as those that impact the price of Fannie Mae—insured or Ginnie Mae securities, although the pricing process differs. With respect to loans that are placed with institutional investors, the origination fees that we receive from borrowers are determined through negotiations, competition and other market conditions.

Loan servicing fees are based, in part, on the risk-sharing obligations associated with the loan and the market pricing of credit risk. The credit risk premium offered by Fannie Mae for new loans can change periodically but remains fixed once we enter into a commitment to sell the loan. Over the past several years, Fannie Mae loan servicing fees have been higher due to the market pricing of credit risk. There can be no assurance that such fees will continue to remain at such levels or that such levels will be sufficient if delinquencies occur.

Servicing fees for loans placed with institutional investors are negotiated with each institutional investor pursuant to agreements that we have with them. These fees for new loans vary over time and may be materially and adversely affected by a number of factors, including competitors that may be willing to provide similar services at better rates.

Over the past few years, we have originated mostly multifamily real estate loans that are eligible for sale through GSE or HUD programs. This focus may expose us to greater risk if the commercial mortgage-backed security ("CMBS") market continues its nascent recovery or alternative sources of liquidity become more readily available to the commercial real estate finance market.

We originate mostly multifamily real estate loans that are eligible for sale through GSE or HUD programs. Over the past few years, the number of multifamily loans financed by GSE and HUD programs has represented a significantly greater percentage of overall multifamily loan origination volume than in prior years. We believe that this increase is the result, in part, of market dislocation and illiquidity in the secondary markets for non-GSE or HUD loans. The CMBS market has shown signs of a nascent recovery over the past year. To the extent the CMBS market continues its recovery or liquidity in the commercial real estate finance market significantly increases, there may be less demand for loans that are eligible for sale through GSE or HUD programs, and our loan origination volume may be adversely impacted, which could materially and adversely affect us.

A significant portion of our revenue is derived from loan servicing fees, and declines in or terminations of servicing engagements or breaches of servicing agreements, including as a result of non-performance by third parties that we engage for back-office loan servicing functions, could have a material adverse effect on us.

We expect that loan servicing fees will continue to constitute a significant portion of our revenues for the foreseeable future. Nearly all of these fees are derived from loans that we originate and sell through GSE and HUD programs or place with institutional investors. A decline in the number or value of loans that we originate for these investors or terminations of our servicing engagements will decrease these fees. HUD has the right to terminate our current servicing engagements for cause. In addition to termination for cause, Fannie Mae and Freddie Mac may terminate our servicing engagements without cause by paying a termination fee. Our institutional investors typically may terminate our servicing engagements at any time with or without cause, without paying a termination fee. We are also subject to losses that may arise as a result of servicing errors, such as a failure to maintain insurance, pay taxes or provide notices. In addition, we have contracted with a third party to perform certain routine back-office aspects of loan servicing. If we or this third party fails to perform, or we breach or the third-party causes us to breach our servicing obligations to GSEs, HUD and institutional investors, our servicing engagements may be terminated. Declines or terminations of servicing engagements or breaches of such obligations could materially and adversely affect us.

If one or more of our warehouse facilities, on which we are highly dependent, are terminated, we may be unable to find replacement financing on favorable terms, or at all, which would have a material adverse effect on us.

We require a significant amount of funding capacity on an interim basis for loans we originate. As of December 31, 2012, we had $925.0 million of committed loan funding available through three commercial banks, (excluding a temporary increase commitment of $400.0 million), $500.0 million of uncommitted funding available through Fannie Mae As Soon As Pooled ("ASAP") program, and $85.0 million aggregate committed loan facilities available to pair with our capital for the funding of interim loans that we expect to hold for investment for periods of up to two years. Consistent with industry practice, two of our existing warehouse facilities are short-term, requiring annual renewal. If any of our committed facilities are terminated or are not renewed or our uncommitted facilities are not honored, we may be unable to find replacement financing on favorable terms, or at all, and we might not be able to originate loans, which would have a material adverse effect on us. Additionally, as our business continues to expand, we may need additional warehouse funding capacity for loans we originate. There can be no assurance that, in the future, we will be able to obtain additional warehouse funding capacity on favorable terms, on a timely basis, or at all.

If we fail to meet or satisfy any of the financial or other covenants included in our warehouse facilities, we would be in default under one or more of these facilities and our lenders could elect to declare all amounts outstanding under the facilities to be immediately due and payable, enforce their interests against loans pledged under such facilities and restrict our ability to make additional borrowings. These facilities also contain cross-default provisions, such that if a default occurs under any of our debt agreements, generally the lenders under our other debt agreements could also declare a default. These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which could materially and adversely affect us. While we were in compliance with all financial and other covenants included in our warehouse facilities as of December 31, 2012, there can be no assurance that we will not experience a default in the future.

We are subject to the risk of failed loan deliveries, and even after a successful closing and delivery, may be required to repurchase the loan or to indemnify the investor if we breach a representation or warranty made by us in connection with the sale of the loan through a GSE or HUD program, any of which could have a material adverse effect on us.

We bear the risk that a borrower will choose not to close on a loan that has been pre-sold to an investor or that the investor will choose not purchase the loan ("failed loan delivery"), including because a catastrophic change in the condition of a property occurs after we fund the loan and prior to the investor purchase date. We also have the risk of serious errors in loan documentation which prevent timely delivery of the loan prior to the investor purchase date. A complete failure to deliver a loan could be a default under the warehouse line used to finance the loan. Although we have experienced only two failed loan deliveries in our history, we can provide no assurance that we will not experience additional failed deliveries in the future or that any losses will not be material or will be mitigated through property insurance or payment protections.

We must make certain representations and warranties concerning each loan originated by us for GSE or HUD programs. The representations and warranties relate to our practices in the origination and servicing of the loans and the accuracy of the information being provided by us. For example, we are generally required to provide the following, among other, representations and warranties: we are authorized to do business and to sell or assign the loan; the loan conforms to the requirements of the GSE or HUD and certain laws and regulations; the underlying mortgage represents a valid lien on the property and there are no other liens on the property; the loan documents are valid and enforceable; taxes, assessments, insurance premiums, rents and similar other payments have been paid or escrowed; the property is insured, conforms to zoning laws and remains intact; and we do not know of any issues regarding the loan that are reasonably expected to cause the loan to be delinquent or unacceptable for investment or adversely affect its value. We are permitted to satisfy certain of these representations and warranties by furnishing a title insurance policy.

In the event of a breach of any representation or warranty, investors could, among other things, increase the level of risk-sharing on the Fannie Mae DUS loan or require us to repurchase the full amount of the loan and seek indemnification for losses from us. Our obligation to repurchase the loan is independent of our risk-sharing obligations. The GSE or HUD could require us to repurchase the loan if representations and warranties are breached, even if the loan is not in default. Because the accuracy of many such representations and warranties generally is based on our actions or on third-party reports, such as title reports and environmental reports, we may not receive similar representations and warranties from other parties that would serve as a claim against them. Even if we receive representations and warranties from third parties and have a claim against them in the event of a breach, our ability to recover on any such claim may be limited. Our ability to recover against a borrower that breaches its representations and warranties to us may be similarly limited. Our ability to recover on a claim against any party would also be dependent, in part, upon the financial condition and liquidity of such party. Although we believe that we have capable personnel at all levels, use qualified third parties and have established controls to ensure that all loans are originated pursuant to requirements established by the GSEs and HUD, in addition to our own internal requirements, there can be no assurance that we, our employees or third parties will not make mistakes. Although we have never been required to repurchase any loan, there can be no assurance that we will not be required to do so in the future. Any significant repurchase or indemnification obligations imposed on us could have a material adverse effect on us.

Beginning in February 2012, under our interim loan program, we began to originate loans for our balance sheet. Balance sheet lending may increase our risk of loss, and because we are not as experienced with such loan products, we may not be successful or profitable in offering such products. We expect to offer additional new loan products to meet evolving borrower demand, including new types of loans that we originate for our balance sheet.

Substantially all of our loans are pre-sold or placed with an investor before we close on the loan with the borrower. However, in February 2012, we closed our first loan under our interim loan program. Under the program, we offer floating-rate interim loans to borrowers seeking to acquire or reposition multifamily properties that do not currently qualify for permanent financing. We fund floating rate first mortgage loans for periods of up to two years, using available cash in combination with advances under a dedicated facility. We service and asset-manage loans originated under the program and bear the sole risk of loss. Carrying loans for longer periods of time on our balance sheet exposes us to greater risks of loss than we currently face for loans that are pre-sold or placed with investors, including, without limitation, 100% exposure for defaults and impairment charges, which may adversely affect our profitability. Both the first mortgage loans we originate and the advances under our credit facility are tied to the same floating index, thereby mitigating our exposure to the effects of interest rate movements.

In the future, we expect to offer new loan products to meet evolving borrower demands, including loans that we originate for our balance sheet. We may initiate new loan product and service offerings or acquire them through acquisitions of operating businesses. Because we may not be as experienced with new loan products or services, we may require additional time and resources for offering and managing such products and services effectively or may be unsuccessful in offering such new products and services at a profit.

Our business is significantly affected by general business, economic and market conditions and cycles, particularly in the multifamily and commercial real estate industry, including changes in government fiscal and monetary policies, and, accordingly, we could be materially harmed in the event of a continued market downturn or changes in government policies.

We are sensitive to general business, economic and market conditions and cycles, particularly in the multifamily and commercial real estate industry. These conditions include changes in short-term and long-term interest rates, inflation and deflation, fluctuations in the real estate and debt capital markets and developments in national and local economies, unemployment rates, commercial property vacancy and rental rates. Any sustained period of weakness or weakening business or economic conditions in the markets in which we do business or in related markets could result in a decrease in the demand for our loans and services, which could materially harm us. In addition, the number of borrowers who become delinquent, become subject to bankruptcy laws or default on their loans could increase, resulting in a decrease in the value of our MSRs and servicer advances and higher levels of loss on our Fannie Mae loans for which we share risk of loss, and could materially and adversely affect us.

We also are significantly affected by the fiscal and monetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), which regulates the supply of money and credit in the United States. The Federal Reserve's policies affect interest rates, which have a significant impact on the demand for commercial real estate loans. Significant fluctuations in interest rates as well as protracted periods of increases or decreases in interest rates could adversely affect the operation and income of multifamily and other commercial real estate properties, as well as the demand from investors for commercial real estate debt in the secondary market. In particular, higher interest rates tend to decrease the number of loans originated. An increase in interest rates could cause refinancing of existing loans to become less attractive and qualifying for a loan to become more difficult. Changes in fiscal and monetary policies are beyond our control, are difficult to predict and could materially and adversely affect us.

We are dependent upon the success of the multifamily real estate sector and conditions that negatively impact the multifamily sector may reduce demand for our products and services and materially and adversely affect us.

We provide commercial real estate financial products and services primarily to developers and owners of multifamily properties. Accordingly, the success of our business is closely tied to the overall success of the multifamily real estate market. Various changes in real estate conditions may impact the multifamily sector. Any negative trends in such real estate conditions may reduce demand for our products and services and, as a result, adversely affect our results of operations. These conditions include:

- oversupply of, or a reduction in demand for, multifamily housing;
- a favorable interest rate environment that may result in a significant number of potential residents of multifamily properties deciding to purchase homes instead of renting;
- rent control or stabilization laws, or other laws regulating multifamily housing, which could affect the profitability of multifamily developments;
- the inability of residents and tenants to pay rent;
- increased competition in the multifamily sector based on considerations such as the attractiveness, location, rental rates, amenities and safety record of various properties; and
- increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs.

Moreover, other factors may adversely affect the multifamily sector, including changes in government regulations and other laws, rules and regulations governing real estate, zoning or taxes, changes in interest rate levels, the potential liability under environmental and other laws and other unforeseen events. Any or all of these factors could negatively impact the multifamily sector and, as a result, reduce the demand for our products and services. Any such reduction could materially and adversely affect us.

For most loans that we service under the Fannie Mae and HUD programs, we are required to advance payments due to investors if the borrower is delinquent in making such payments, which requirement could adversely impact our liquidity and harm our results of operations.

For most loans we service under the Fannie Mae DUS program, we are currently required to advance the principal and interest payments and tax and insurance escrow amounts if the borrower is delinquent in making loan payments. After four continuous months of making advances on behalf of the borrower, we can submit a reimbursement claim to Fannie Mae, which Fannie Mae may approve at its discretion. We are reimbursed by Fannie Mae for these advances in the event the loan is brought current. In the event of a default, any advances made by us are used to reduce the proceeds required to settle any loss. Our advances may also be reimbursed, to the extent that the default settlement proceeds on the collateral exceed the unpaid principal balance.

Under the HUD program, we are obligated to continue to advance principal and interest payments and tax and insurance escrow amounts on Ginnie Mae securities until the HUD mortgage insurance claim and the Ginnie Mae security have been fully paid. In the event of a default on a HUD insured loan, HUD will reimburse approximately 99% of any losses of principal and interest on the loan and Ginnie Mae will reimburse the remaining losses of principal and interest.

Although we have funded all required advances from operating cash flow in the past, there can be no assurance that we will be able to do so in the future. If we do not have sufficient operating cash flows to fund such advances, we would need to finance such amounts. Such financing could be costly and could prevent us from pursuing our business and growth strategies.

If we securitize our loans in the future, we will be subject to additional risks that we do not currently face.

Although some of our loans back Fannie Mae-insured or Ginnie Mae securities, we currently do not directly securitize the loans that we originate. Securitizing our loans would subject us to numerous additional risks, including:

- delayed operating cash flows;
- conditions in the general securities and securitization markets;
- the need to obtain satisfactory credit enhancements;
- retention of credit enhancing residual interests;
- increased potential for earnings fluctuations; and
- risk of mismatch between securitization yields and borrowing rates on our warehouse and other loan funding debt.

If we were to securitize our loans, we would have to adequately address these and other related risks. Our failure to do so could have a material adverse effect on us.

The loss of our key management could result in a material adverse effect on our business and results of operations.

Our future success depends to a significant extent on the continued services of our senior management, particularly William Walker, our Chairman, President and Chief Executive Officer, Howard Smith, our Executive Vice President and Chief Operating Officer, and Richard Warner, our Executive Vice President and Chief Credit Officer. The loss of the services of any of these individuals could have a material adverse effect on our business and results of operations. We only maintain "key person" life insurance on Mr. Walker.

We may not be able to hire and retain qualified loan originators or grow and maintain our relationships with key loan correspondents, and if we are unable to do so, our ability to implement our business and growth strategies could be limited.

We depend on our loan originators to generate borrower clients by, among other things, developing relationships with commercial property owners, real estate agents and brokers, developers and others, which we believe leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain skilled loan originators. As of December 31, 2012, we employed approximately 68 loan originators throughout our 21 offices. The market for loan originators is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified loan originators. If we cannot attract, motivate or retain a sufficient number of skilled loan originators, or even if we can motivate or retain them but at higher costs, we could be materially and adversely affected.

We also depend on our network of loan correspondents, who generate a significant portion of our loan originations. During the years ended December 31, 2012 and 2011, correspondents generated 43% and 51%, respectively, of the loans that we originated during those periods. Unlike our loan originators, correspondents are not directly employed by us but are paid a percentage of the origination fee and the ongoing servicing fee for each loan that they help originate. In addition, although we have an exclusive relationship with our correspondents with respect to GSE and HUD loan products, we do not have an exclusive arrangement for any other loan products. While we strive to cultivate long-standing relationships that generate repeat business for us by making available co-marketing materials and educational resources to them, correspondents are free to transact business with other lenders and have done so in the past and will do so in the future. Our competitors also have relationships with some of our correspondents and actively compete with us in our efforts to expand our correspondent networks. Competition for loans originated by correspondents was particularly acute when the CMBS market was more robust. Although recent difficulties in the CMBS market have increased demand for GSE and HUD loans, we cannot guarantee that correspondents will continue to provide a strong source of originations for us as the CMBS market continues its nascent recovery. We also cannot guarantee that we will be able to maintain or develop new relationships with additional correspondents. If we cannot maintain and enhance our existing relationships and develop new relationships, particularly in geographic areas, specialties or niche markets where our loan originators are not as experienced or well-situated, our growth strategy will be significantly hampered and we would be materially and adversely affected.

We have numerous significant competitors and potential future competitors, some of which may have greater resources and access to capital than we do; consequently, we may not be able to compete effectively in the future.

We face significant competition across our business, including, but not limited to, commercial banks, commercial real estate service providers and life insurance companies, some of which are also investors in loans we originate. Many of these competitors enjoy competitive advantages over us, including:

- greater name recognition;
- a stronger, more established network of correspondents and loan originators;
- established relationships with institutional investors;
- an established market presence in markets where we do not yet have a presence or where we have a smaller presence;
- ability to diversify and grow by providing a greater variety of commercial real estate loan products on more attractive terms, some of which require greater access to capital and the ability to retain loans on the balance sheet; and
- greater financial resources and access to capital to develop branch offices and compensate key employees.

Commercial banks may have an advantage over us in originating loans if borrowers already have a line of credit with the bank. Commercial real estate service providers may have an advantage over us to the extent they also offer an investment sales platform. We compete on the basis of quality of service, relationships, loan structure, terms, pricing and industry depth. Industry depth includes the knowledge of local and national real estate market conditions, commercial real estate, loan product expertise and the ability to analyze and manage credit risk. Our competitors seek to compete aggressively on the basis of these factors and our success depends on our ability to offer attractive loan products, provide superior service, demonstrate industry depth, maintain and capitalize on relationships with investors, borrowers and key loan correspondents and remain competitive in pricing. In addition, future changes in laws, regulations and GSE and HUD program requirements and consolidation in the commercial real estate finance market could lead to the entry of more competitors. We cannot guarantee that we will be able to compete effectively in the future, and our failure to do so would materially and adversely affect us.

The continuation of certain indemnification obligations of certain of our predecessors could have a material adverse effect on us.

In connection with the Column transaction, certain predecessor entities that became our wholly owned subsidiaries through the Formation Transaction agreed to indemnify Walker & Dunlop, LLC and its members (including Column, which at the time of the indemnification agreement was a member of Walker & Dunlop, LLC) for certain matters, including (i) breaches of representations, warranties and covenants, (ii) any repurchase requirements with respect to loans originated by those subsidiaries, and (iii) liabilities in connection with excluded assets and excluded liabilities. Those indemnification obligations of our subsidiaries continued following the Formation Transaction. The survival of those obligations will permit the indemnified parties, including Column, to the extent that they sustain damages resulting from any indemnified matter, to assert claims for indemnification against our subsidiaries for the survival period of those obligations. While we are unaware of any potential claims for indemnification against our subsidiaries, any such claims could have a material adverse effect on us.

We have experienced significant growth over the past several years, which may be difficult to sustain and which may place significant demands on our administrative, operational and financial resources.

Our recent significant growth may not reflect our future growth potential, and we may not be able to maintain similarly high levels of growth in the future. Our recent growth reflects, in part:

- the acquisition of certain mortgage banking operations from Column in January 2009, which contributed $5.0 billion to our servicing portfolio, and
- our acquisition of CWCapital LLC in September 2012, which increased our servicing portfolio by $14.5 billion, our employee headcount by 180, and our number of offices by 14.

These acquisitions expanded our pre-existing product lines and increased our origination capacity. Much of our growth has also occurred since the onset of the 2008 credit crisis and the resulting tightening of credit standards, as many traditional lenders decreased or ceased their investments in commercial real estate debt. As a result, borrowers looked instead to GSEs, HUD and other sources of lending for multifamily loans. We intend to pursue continued growth by adding more loan originators, expanding our loan product offerings, acquiring complementary businesses and gaining access to new institutional investors and proprietary sources of capital, as appropriate, but we cannot guarantee such efforts will be successful. We do not know whether the favorable conditions that enabled our recent growth will continue. Because our recent significant growth is not likely to accurately reflect our future growth or our ability to grow in the future, there can be no assurance that we will continue to grow at the same pace or achieve the same financial results as we have in the past.

In addition, if our growth continues, it could increase our expenses and place additional demands on our management, personnel, information systems and other resources. Sustaining our growth will require us to commit additional management, operational and financial resources to maintain appropriate operational and financial systems to adequately support expansion. There can be no assurance that we will be able to manage any growth effectively and any failure to do so could adversely affect our ability to generate revenue and control our expenses, which could materially and adversely affect us.

The integration of CWCapital and any other companies that we may acquire in the future, including investments in new ventures and new lines of business, may be difficult, resulting in high transaction, start-up, and integration costs. Additionally, the integration process may be disruptive to our business, and the acquired businesses or new venture may not perform as we expect.

Our future success depends, in part, on our ability to expand or modify our business in response to changing borrower demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses or investments in new ventures rather than through internal growth. For example, we acquired CWCapital in June 2012, as a result of which acquisition we increased our servicing portfolio by $14.5 billion and significantly increased our originating capacity by adding 30 loan originators in various markets across the country. We continue to integrate CWCapital into the existing Company platform, and we can provide no assurances that such integration will continue to be successful.

In the future, we may explore additional acquisitions or investments. The identification of suitable acquisition candidates and new ventures can be difficult, time consuming and costly, and we may not be able to successfully complete identified acquisitions or investments in new ventures on favorable terms, or at all. Furthermore, even if we successfully complete an acquisition or an investment in new ventures, we may not be able to successfully integrate newly acquired businesses or new ventures into our operations, and the process of integration could be expensive and time consuming and may strain our resources. Acquisitions or new ventures also typically involve significant costs related to integrating information technology, accounting, reporting and management services and rationalizing personnel levels and may require significant time to obtain new or updated regulatory approvals from GSEs, HUD and other authorities. Acquisitions or new ventures could divert management's attention from the regular operations of our business and result in the potential loss of our key personnel, and we may not achieve the anticipated benefits of the acquisitions or new ventures, any of which could materially and adversely affect us. In addition, future acquisitions or new ventures could result in significantly dilutive issuances of equity securities or the incurrence of substantial debt, contingent liabilities or expenses or other charges, which could also materially and adversely affect us.

Risks Relating to Regulatory Matters

If we fail to comply with the numerous government regulations and program requirements of GSEs and HUD, we may lose our approved lender status with these entities and fail to gain additional approvals or licenses for our business. We are also subject to changes in laws, regulations and existing GSE and HUD program requirements, including potential increases in reserve and risk retention requirements that could increase our costs and affect the way we conduct our business, which could materially and adversely affect us.

Our operations are subject to regulation by federal, state and local government authorities, various laws and judicial and administrative decisions, and regulations and policies of GSEs and HUD. These laws, regulations, rules and policies impose, among other things, minimum net worth, operational liquidity and collateral requirements. Fannie Mae requires us to maintain operational liquidity based on a formula that considers the balance of the loan and the level of credit loss exposure (level of risk-sharing). Fannie Mae requires Fannie Mae DUS lenders to maintain collateral, which may include pledged securities, for our risk-sharing obligations. The amount of collateral required under the Fannie Mae DUS program is calculated at the loan level and is based on the balance of the loan, the level of risk-sharing, the seasoning of the loans and the rating of the Fannie Mae DUS lender.

Regulatory authorities also require us to submit financial reports and to maintain a quality control plan for the underwriting, origination and servicing of loans. Numerous laws and regulations also impose qualification and licensing obligations on us and impose requirements and restrictions affecting, among other things: our loan originations; maximum interest rates, finance charges and other fees that we may charge; disclosures to consumers; the terms of secured transactions; collection, repossession and claims handling procedures; personnel qualifications; and other trade practices. We also are subject to inspection by GSEs, HUD and regulatory authorities. Our failure to comply with these requirements could lead to, among other things, the loss of a license as an approved GSE or HUD lender, the inability to gain additional approvals or licenses, the termination of contractual rights without compensation, demands for indemnification or loan repurchases, class action lawsuits and administrative enforcement actions.

Regulatory and legal requirements are subject to change. For example, Fannie Mae increased its collateral requirements, on loans classified by Fannie Mae as Tier II, from 35 basis points to 60 basis points, effective as of January 1, 2011, which applies to approximately 74% of our outstanding Fannie Mae at risk portfolio at December 31, 2012. The incremental collateral required for existing loans will be funded over approximately three years following the effective date, in accordance with Fannie Mae requirements. The incremental requirement for any newly originated Fannie Mae Tier II loans will be funded over the 36 months subsequent to the sale of the loan to Fannie Mae. In January 2012, Fannie Mae notified its Multifamily DUS lenders that collateral requirements on Fannie Mae Tier II, III and IV loans would remain unchanged for 2012. However, collateral requirements for existing and new Fannie Mae Tier I loans increased from 50 basis points to 90 basis points and that Level 2 and Level 3 loss sharing requirements would increase. We currently have an insignificant number of loans in our portfolio which were affected by the announced collateral changes and do not expect it will have a material impact on our future operations; however, Fannie Mae has indicated that it would likely increase collateral requirements in the future, which may adversely impact us.

In addition, Congress has also been considering proposals requiring lenders to retain a portion of all loans sold to GSEs and HUD. The Dodd-Frank Act imposes a requirement that securitizers retain "not less than 5 percent of the credit risk" of certain securitized loans, particularly those that are not "qualified residential mortgages." It is currently unclear whether and how the Dodd-Frank Act will apply to commercial real estate lenders. The Dodd-Frank Act requires the federal banking agencies and the SEC to issue rules implementing this requirement no later than 270 days after Dodd-Frank's enactment. It also requires the federal banking agencies, the SEC and the Federal Trade Commission, HUD, and FHFA to issue in the same timeframe a joint rule implementing this requirement with respect to residential mortgage assets, including defining a "qualified residential mortgage." While proposed rules were issued for comment on April 29, 2011, final rules are still pending. Therefore, the applicability of this provision to us and its effect upon our business will not be fully known until these agencies issue the final joint rule. By statute, compliance is required with respect to securitizers and originators of securitized loans backed by residential mortgages one year after issuance of the final rule. It is also impossible to predict any future legislation that Congress may enact regarding the selling of loans to GSEs or any other matter relating to GSEs or loan securitizations. GSEs, HUD and other investors may also change underwriting criteria, which could affect the volume and value of loans that we originate. Changes to regulatory and legal requirements could be difficult and expensive with which to comply and could affect the way we conduct our business, which could materially and adversely affect us.

If we do not obtain and maintain the appropriate state licenses, we will not be allowed to originate or service commercial real estate loans in some states, which could materially and adversely affect us.

State mortgage loan finance licensing laws vary considerably. Many states and the District of Columbia impose a licensing obligation to originate, broker or purchase commercial real estate loans. Many of those mortgage loan licensing laws also impose a licensing obligation to service or broker commercial real estate loans. If we are unable to obtain the appropriate state licenses or do not qualify for an exemption, we could be materially and adversely affected.

If these licenses are obtained, state regulators impose additional ongoing obligations on licensees, such as maintaining certain minimum net worth or line of credit requirements. The minimum net worth requirement varies from state to state. Further, in limited instances, the net worth calculation may not include recourse on any contingent liabilities. If we do not meet these minimum net worth or line of credit requirements or satisfy other criteria, regulators may revoke or suspend our licenses and prevent us from continuing to originate, broker or service commercial real estate loans, which would materially and adversely affect us.

If we fail to comply with laws, regulations and market standards regarding the privacy, use and security of customer information, we may be subject to legal and regulatory actions and our reputation would be harmed.

We receive, maintain and store the non-public personal information of our loan applicants. The technology and other controls and processes designed to secure our customer information and to prevent, detect and remedy any unauthorized access to that information were designed to obtain reasonable, not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Accordingly, such controls may not have detected, and may in the future fail to prevent or detect, unauthorized access to our borrower information. If this information is inappropriately accessed and used by a third party or an employee for illegal purposes, such as identity theft, we may be responsible to the affected applicant or borrower for any losses he or she may have incurred as a result of misappropriation. In such an instance, we may be liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our customers' information.

Risks Related to Our Common Stock

The trading and market price of our common stock may be volatile and could decline substantially.

The stock markets, including the NYSE (on which our common stock is listed), have experienced significant price and volume fluctuations. As a result, the trading and market price of our common stock is likely to be similarly volatile and subject to wide fluctuations, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance. The market price of our common stock could decline substantially in response to a number of factors, including those listed in this "Risk Factors" section of this Annual Report on Form 10-K and others such as:

- our actual or anticipated financial condition, liquidity and operating performance;
- actual or anticipated changes in our business and growth strategies or the success of their implementation;
- failure to meet, or changes in, our earnings estimates or those of stock analysts;
- publication of research reports about us, the commercial real estate finance market or the real estate industry;
- equity issuances by us, or stock resales by our stockholders, or the perception that such issuances or resales could occur;
- the passage of adverse legislation or other regulatory developments, including those from or affecting GSEs or HUD;
- general business, economic and market conditions and cycles;
- changes in market valuations of similar companies;
- additions to or departures of our key personnel;
- actions by our stockholders;
- actual, potential or perceived accounting problems or changes in accounting principles;
- failure to satisfy the listing requirements of the NYSE;
- failure to comply with the requirements of the Sarbanes-Oxley Act;
- speculation in the press or investment community;

- the realization of any of the other risk factors presented in this Annual Report on Form 10-K; and
- general market and economic conditions.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on our ability to execute our business and growth strategies.

Future issuances of debt securities, which would rank senior to our common stock upon our liquidation, and future issuances of equity securities, which would dilute the holdings of our existing common stockholders and may be senior to our common stock for the purposes of paying dividends, periodically or upon liquidation, may negatively affect the market price of our common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. We are not required to offer any such additional debt or equity securities to existing common stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities, warrants or options, will dilute our existing common stockholders' ownership in us and such issuances, or the perception that such issuances may occur, may reduce the market price of our common stock. Our preferred stock, if issued, would likely have a preference on dividend payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to pay dividends to common stockholders. Because our decision to issue debt or equity securities or otherwise incur debt in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. Thus, common stockholders bear the risk that our future issuances of debt or equity securities or our other borrowing will negatively affect the market price of our common stock and dilute their ownership in us.

We do not expect to pay dividends in the foreseeable future.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of any dividends in the future will be at the sole discretion of our board of directors and will depend on our results of operations, liquidity, financial condition, prospects, capital requirements and contractual arrangements, any limitations on payments of dividends present in any of our future financing documentation, applicable law and other factors our board of directors may deem relevant. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

Risks Related to Our Organization and Structure

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law (the "MGCL") may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. We will be subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting capital stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting capital stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of our voting capital stock; and (ii) two-thirds of the votes entitled to be cast by holders of voting capital stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder.

The "control share" provisions of the MGCL provide that "control shares" of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the stockholder (except solely by virtue of a revocable proxy) entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct and indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to adopt certain mechanisms, some of which (for example, a classified board) we do not yet have. These provisions may have the effect of limiting or precluding a third party from making an acquisition proposal for us or of delaying, deferring or preventing a transaction or a change in control of our company under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of shares of our common stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a class or series of common or preferred stock that could delay, defer, or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event actions are taken that are not in your best interests.

Under Maryland law generally, a director is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, directors are presumed to have acted with this standard of care. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter and bylaws obligate us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. In addition, we are obligated to advance the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with companies domiciled in jurisdictions other than Maryland.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of two-thirds of the votes entitled to be cast in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may delay, defer or prevent a change in control of our company that is in the best interests of our stockholders.

We are a holding company with no direct operations and rely on funds received from our subsidiaries for our cash requirements.

We are a holding company and conduct substantially all of our operations through Walker & Dunlop, LLC, our operating company. We do not have, apart from our ownership of this operating company and certain other subsidiaries, any independent operations. As a result, we rely on distributions from our operating company to pay any dividends we might declare on shares of our common stock. We also rely on distributions from this operating company to meet any of our cash requirements, including our tax liability on taxable income allocated to us.

In addition, because we are a holding company, your claims as common stockholders are structurally subordinated to all existing and future liabilities (whether or not for borrowed money) and any preferred equity of our operating company. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating company will be able to satisfy the claims of our common stockholders only after all of our and our operating company's liabilities and any preferred equity have been paid in full.

Our principal stockholders, directors and executive officers own a large percentage of our common stock, which will allow them to exercise significant influence over matters subject to stockholder approval.

Our executive officers, directors and stockholders holding 5% or more of our outstanding common stock beneficially own or control approximately 62% of the outstanding shares of our common stock as of December 31, 2012, on a fully diluted basis. Accordingly, these executive officers, directors and principal stockholders, collectively, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These stockholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit our other stockholders. This significant concentration of stock ownership may adversely affect the market price and liquidity of our common stock due to investors' perception that conflicts of interest may exist or arise.

Risks Related to Our Financial Statements

Changes in accounting policies or accounting standards, and changes in how accounting standards are interpreted or applied, could materially affect how we report our financial results and condition.

Our accounting policies are fundamental to determining and understanding our financial results and condition. As described below, some of these policies require use of estimates and assumptions that may affect the value of our assets or liabilities and financial results. Any changes in our accounting policies could materially affect our financial statements.

From time to time the FASB and the SEC change the financial accounting and reporting standards that govern the preparation of our external financial statements. In addition, accounting standard setters and those who interpret the accounting standards (such as the FASB, SEC, and our external auditors) may change or even reverse their previous interpretations or positions on how these standards should be applied. Changes in financial accounting and reporting standards and changes in current interpretations may be beyond our control, can be hard to predict and could materially affect how we report our financial results and condition. We may be required to apply a new or revised standard retroactively or apply an existing standard differently, also retroactively, in each case resulting in our potentially restating prior period financial statements in material amounts.

Our financial statements are based in part on assumptions and estimates which, if wrong, could cause unexpected losses in the future, and our financial statements depend on our internal control over financial reporting.

Pursuant to U.S. GAAP, we are required to use certain assumptions and estimates in preparing our financial statements, including in determining credit loss reserves and the fair value of MSRs, among other items. We make fair value determinations based on internally developed models or other means which ultimately rely to some degree on management judgment. These and other assets and liabilities may have no direct observable price levels, making their valuation particularly subjective as they are based on significant estimation and judgment. Several of our accounting policies are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. If assumptions or estimates underlying our financial statements are incorrect, we may experience material losses.

The Sarbanes-Oxley Act requires our management to evaluate the Company's disclosure controls and procedures and its internal control over financial reporting and requires our auditors to issue a report on our internal control over financial reporting. We are required to disclose, in our Annual Report on Form 10-K, the existence of any "material weaknesses" in our internal controls. We cannot assure that we will not identify one or more material weaknesses as of the end of any given quarter or year, nor can we predict the effect on our stock price of disclosure of a material weakness.

Our existing goodwill and other intangible assets could become impaired, which may require us to take significant non-cash charges.

Under current accounting guidelines, we evaluate our goodwill and other intangible assets for potential impairment annually or more frequently if circumstances indicate impairment may have occurred. Any impairment of goodwill or other intangible assets as a result of such analysis would result in a non-cash charge against earnings, which charge could materially adversely affect our reported results of operations, stockholders' equity, and our stock price.

* * *

Any factor described in this filing or in any of our other SEC filings could by itself, or together with other factors, adversely affect our financial results and condition. Refer to our quarterly reports on Form 10-Q filed with the SEC in 2013 for material changes to the above discussion of risk factors.

There are factors not discussed above or elsewhere in this filing that could adversely affect our financial results and condition.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal headquarters are located in Bethesda, Maryland. We currently maintain an additional 20 offices across the country, including in: Atlanta, Georgia; Chicago, Illinois; Dallas, Texas; Ft. Lauderdale, Florida; Irvine, California; Nashville, Tennessee; New Orleans, Louisiana; New York, New York; Seattle, Washington; San Francisco, California; Needham, Massachusetts; and Walnut Creek, California. We believe that our facilities are adequate for us to conduct our present business activities.

All of our office space is leased. The most significant terms of the lease arrangements for our office space are the length of the lease and the amount of the rent. Our leases have terms varying in duration and rent through 2023, as a result of differences in prevailing market conditions in different geographic locations. We do not believe that any single office lease is material to us. In addition, we believe there is adequate alternative office space available at acceptable rental rates to meet our needs, although adverse movements in rental rates in some markets may negatively affect our results of operations and cash flows when we enter into new leases.

Item 3. Legal Proceedings.

Capital Funding litigation—On February 17, 2010, Capital Funding Group, Inc. ("Capital Funding") filed a lawsuit in the state Circuit Court of Montgomery County, Maryland against Walker & Dunlop, LLC, our wholly owned subsidiary, for alleged breach of contract, unjust enrichment and unfair competition arising out of an alleged agreement that Capital Funding had with Column Guaranteed, LLC ("Column") to refinance a large portfolio of senior healthcare facilities located throughout the United States (the "Golden Living Facilities"). Capital Funding alleges that a contract existed between it and Column (and its affiliates) whereby Capital Funding allegedly had the right to perform the HUD refinancing for the Golden Living Facilities and according to which Capital Funding provided certain alleged proprietary information to Column and its affiliates relating to the refinancing of the Golden Living Facilities on a confidential basis. Capital Funding further alleges that Walker & Dunlop, LLC, as the alleged successor by merger to Column, is bound by Column's alleged agreement with Capital Funding, and breached the agreement by taking for itself the opportunity to perform the HUD refinancing for the Golden Living Facilities.

Capital Funding further claims that Column and its affiliates and Walker & Dunlop, LLC breached the contract, were unjustly enriched, and committed unfair competition by using Capital Funding's alleged proprietary information for certain allegedly unauthorized purposes. Capital Funding also asserts a separate unfair competition claim against Walker & Dunlop, LLC in which it alleges that Walker & Dunlop, LLC is improperly "taking credit" on its website for certain work actually performed by Capital Funding. Capital Funding seeks damages in excess of $30 million on each of the three claims asserted against all defendants, and an unspecified amount of damages on the separate claim for unfair competition against Walker & Dunlop, LLC. Capital Funding also seeks injunctive relief in connection with its unjust enrichment and unfair competition claims.

Pursuant to an agreement, dated January 30, 2009 (the "Column Transaction Agreement"), among Column, Walker & Dunlop, LLC, W&D, Inc. and Green Park, Column generally agreed to indemnify Walker & Dunlop, LLC against liability arising from Column's conduct prior to Column's transfer of the assets to Walker & Dunlop, LLC. However, pursuant to the Column Transaction Agreement, Column's indemnification obligation arises only after Column receives a claim notice following the resolution of the litigation that specifies the amount of Walker & Dunlop, LLC's claim.

To provide for greater certainty regarding Column's indemnification obligations before the resolution of this litigation and to cap our total loss exposure, we secured a further agreement from Column in November 2010 confirming that it will indemnify us for any liabilities that arise as a result of this litigation. As part of this further indemnification agreement, in the event Column is required to pay us for any liabilities under the Capital Funding litigation that it otherwise would not have been obligated to pay under the Column Transaction Agreement, we will indemnify Column for an amount up to $3.0 million. Also as part of this further indemnification agreement, William Walker, our Chairman, President and Chief Executive Officer, and Mallory Walker, former Chairman and current stockholder, in their individual capacities, agreed that if Column is required to indemnify us under this agreement and otherwise would not have been obligated to pay such amounts under the Column Transaction Agreement, Messrs. William Walker and Mallory Walker will pay any such amounts in excess of $3.0 million but equal to or less than $6.0 million. As a result of this agreement, we will have no liability or other obligation for any damage amounts in excess of $3.0 million arising out of this litigation. Although Column has assumed defense of the case for all defendants, and is paying applicable counsel fees, as a result of the indemnification claim procedures described above, we could be required to bear the significant costs of the litigation and any adverse judgment unless and until we are able to prevail on our indemnification claim. We believe that it will fully prevail on its indemnification claims against Column, and that we ultimately will incur no material loss as a result of this litigation, although there can be no assurance that this will be the case.

On July 19, 2011, the Circuit Court for Montgomery County, Maryland issued an order granting the defendants' motion to dismiss the case; without prejudice. After the initial case was dismissed without prejudice, Capital Funding filed an amended complaint. In November 2011, the Circuit Court of Montgomery County rejected the Company's motion to dismiss the amended complaint. Fact discovery in the case has concluded, and a trial is scheduled to begin on July 8, 2013. Defendants have filed a motion for summary judgment, which will be considered by the Court prior to commencement of the trial.

As a result of the indemnification listed above, our loss exposure is limited to $3.0 million.

We cannot predict the outcome of any pending litigation and may be subject to consequences that could include fines, penalties and other costs, and our reputation and business may be impacted. Our management believes that any liability that could be imposed on us in connection with the disposition of any pending lawsuits would not have a material adverse effect on our business, results of operations, liquidity or financial condition.

In the normal course of business, we may be party to various claims and litigation, none of which we believe is material.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock trades on the NYSE under the symbol "WD." In connection with our initial public offering, our common stock was priced for initial sale on December 15, 2010. There was no established public trading market for our common stock prior to that date. On March 13, 2013, the closing sales price, as reported by the NYSE, was $19.08.

The following table sets forth the intra-day high and low sale prices for our common stock as reported by the NYSE for the periods indicated:

	2012	
	High	**Low**
1st Quarter	$13.27	$11.08
2nd Quarter	13.28	10.85
3rd Quarter	16.26	11.73
4th Quarter	17.65	15.24

	2011	
	High	**Low**
1st Quarter	$13.17	$ 9.98
2nd Quarter	14.05	11.10
3rd Quarter	13.53	10.44
4th Quarter	13.79	10.08

As of the close of business on March 13, 2013, there were 22 shareholders of record, and we believe that the number of beneficial holders is much greater.

Dividend Policy

Since the completion of our initial public offering in December 2010, we have not paid any dividends. We do not currently intend to pay any cash dividends on our common stock. We expect to retain future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate declaring or paying cash dividends in the foreseeable future. Any future determination to pay dividends on our common stock will be, subject to applicable law, at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual agreements, any limitations on payments of dividends in any of our future financing arrangements, applicable law, and other factors our board of directors may deem relevant. If we do not pay dividends, a return on your investment will only occur if our stock price appreciates.

Stock Performance Graph

The following chart graphs our performance in the form of cumulative total return to holders of our common stock since December 15, 2010, the date our common stock began trading, in comparison to the Standard and Poor's ("S&P") 500 and the S&P Small Cap Financials Index for that same period. We believe that the S&P Small Cap Financials Index is an appropriate index to compare us with other companies in our industry and that it is a widely recognized and used index for which components and total return information are readily accessible to our security holders, to assist in their understanding of our performance relative to other companies in our industry.

The comparison below assumes $100 was invested on December 15, 2010 (the first trading day of our common stock) in our common stock and in each of the indices shown, and assumes that all dividends were reinvested. Our stock price performance shown in the following graph is not indicative of future performance or relative performance in comparison to the indices.


$180
$160
$140
$120
$100
$80
$60
12/15/10
12/10
12/11
12/12
Walker & Dunlop, Inc.
S&P 500
S&P 600 Small Cap Financials

Issuer Purchases of Equity Securities

Under the 2010 Equity Incentive Plan, as amended, subject to the Company's approval, grantees have the option of electing to satisfy minimum tax withholding obligations at the time of vesting or exercise by allowing the Company to withhold and purchase the shares of stock otherwise issuable to the grantee. For the years ended December 31, 2012 and 2011, the Company repurchased and retired certain restricted shares at market prices, upon grantee vesting. The following table provides information regarding common stock repurchases for the year ended December 31, 2012:

Year Ended December 31, 2012	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased
1st Quarter	9,893	$12.52	9,893	N/A
2nd Quarter	—	—	—	N/A
3rd Quarter	3,515	12.15	3,515	N/A
4th Quarter	34,951	16.43	34,951	N/A
	48,359		48,359	

Item 6. Selected Financial Data.

The selected historical financial information and supplemental data as of and for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 have been derived from our audited historical financial statements and those of our predecessors. The selected historical financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011, and 2010, and the related notes contained elsewhere in this Annual Report on Form 10-K.

(In thousands, except share and per share amounts)	As of and For the Year Ended December 31,				
	2012	2011	2010	2009	2008
Statement of Income Data(1)(2)					
Revenues					
Gains from mortgage banking activities	$ 186,543	$ 102,712	$ 85,203	$ 57,946	$ 29,428
Servicing fees	52,207	33,581	27,024	20,981	12,257
Net warehouse interest income	4,668	4,198	3,586	4,186	1,787
Escrow earnings and other interest income	2,965	1,474	2,056	1,769	3,428
Other	10,387	10,385	3,965	3,879	2,272
Total Revenue	$ 256,770	$ 152,350	$ 121,834	$ 88,761	$ 49,172
Expenses					
Personnel	$ 109,037	$ 51,162	$ 42,459	$ 32,177	$ 17,008
Amortization and depreciation	38,673	22,444	16,827	12,093	7,804
Amortization of intangible assets	15,252	70	132	824	—
Provision for risk-sharing obligations, net	3,140	4,724	7,469	2,265	1,101
Interest expense on corporate debt	1,649	823	1,334	1,684	2,679
Other operating expenses	33,249	16,466	13,471	11,114	6,548
Total Expenses	$ 201,000	$ 95,689	$ 81,692	$ 60,157	$ 35,140
Income from Operations	$ 55,770	$ 56,661	$ 40,142	$ 28,604	$ 14,032
Gain on Bargain Purchase(3)	$ —	$ —	$ —	$ 10,922	$ —
Income tax expense(1)(4)	$ 21,998	$ 21,797	$ 31,915	$ —	$ —
Net income(1)(4)	$ 33,772	$ 34,864	$ 8,227	$ 39,526	$ 14,032
Basic earnings per share(1)(4)	$ 1.32	$ 1.61	$ 0.55		
Diluted earnings per share(1)(4)	$ 1.31	$ 1.60	$ 0.55		
Weighted average basic number of shares(4)	25,545,028	21,621,534	15,033,741	14,306,873	9,710,521
Weighted average diluted number of shares(4)	25,845,015	21,747,672	15,036,411	14,306,873	9,710,521
Pro forma net income data (unaudited)					
Income from operations, as reported			$ 40,142	$ 28,604	$ 14,032
Pro forma income tax expense(1)(4)			15,535	11,070	5,430
Pro forma income from operations, net of tax(1)(4)			$ 24,607	$ 17,534	$ 8,602
Bargain purchase gain			—	10,922	—
Pro forma net income(1)(4)			$ 24,607	$ 28,456	$ 8,602
Pro forma basic and diluted earnings per share(1)(4)			$ 1.64	$ 1.99	$ 0.89

(In thousands, except share and per share amounts)	As of and For the Year Ended December 31, 2012	2011	2010	2009	2008
Balance Sheet Data					
Cash and cash equivalents	$ 65,027	$ 53,817	$ 33,285	$ 10,390	$ 6,812
Restricted cash and pledged securities	7,130	26,123	18,861	19,159	12,031
Mortgage servicing rights	315,524	137,079	106,189	81,427	38,943
Loans held for sale	1,101,561	268,167	302,851	101,939	111,711
Total Assets	1,688,633	522,596	485,620	243,732	183,347
Warehouse notes payable	1,084,539	218,426	248,419	96,612	107,005
Notes payable	80,925	23,869	27,621	32,961	38,176
Total Liabilities	1,335,457	358,944	360,978	173,921	169,497
Total Equity	353,176	163,652	124,642	69,811	13,850
Supplemental Data(2)					
Operating margin	22%	37%	33%	32%	29%
Total originations	$ 7,102,185	$ 4,025,917	$ 3,171,618	$ 2,229,772	$1,983,056
Servicing portfolio	$35,169,999	$16,778,285	$14,619,294	$13,203,317	$6,976,208

(1) Our combined effective federal and state tax rate for the year ended December 31, 2012 was 38.9%. Our predecessor entities historically operated as pass-through tax entities (partnerships, LLCs and S-corporations). Accordingly, our historical earnings have resulted in only nominal federal and state corporate level expense. The tax liability has been the obligation of our owners. Upon closing of our initial public offering on December 20, 2010, our tax status changed to a C-corporation and our income became subject to both federal and state corporate tax. Concurrent with the closing of the Formation Transaction and the Company's change in tax status, we recognized approximately $31.6 million of net deferred tax liabilities. For the 12 days following the closing of the Formation Transaction, we recognized income tax expense of $0.3 million. For the year ended December 31, 2010, we recognized aggregate tax expense of $31.9 million and net deferred tax liabilities of $30.2 million and current taxes payable of $1.7 million at December 31, 2010. Our combined effective federal and state tax rate for income during the 12 days following the closing of the Formation Transaction was 38.7%. We used a combined effective federal and state tax rate of 38.7% to estimate our presented pro forma tax expense, as if the predecessor entities had been tax paying corporations for the years ended December 31, 2010, 2009, and 2008. In 2009, the Company recorded a gain on bargain purchase of $10.9 million resulting from the Column transaction. This gain is not considered taxable income; therefore, the pro forma adjustment for income tax expense was calculated based upon income from operations, as reported, of $28.6 million.

(2) Statement of Income Data for the year ended December 31, 2009 includes the results for 11 of the 12 months of the operations acquired in the Column transaction. The results of these operations in January 2009 were not significant.

(3) We recognized a gain on bargain purchase of $10.9 million in connection with the Column transaction in January 2009. The gain on bargain purchase represents the difference between the fair value of the assets acquired and the purchase price paid.

(4) Concurrently with the closing of our initial public offering in December 2010, the investors in the Walker & Dunlop predecessor entities individually and collectively combined the predecessor entities which had been previously operated and reported as companies under common control. These investors exchanged their member interests for their pro rata interest, adjusted for company specific debt included in the transaction, in 14,741,504 shares in the newly formed company. This transaction was reported for accounting purposes as a combination of companies under common control and the stock issuance was reported as a stock-split. In accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), all financial reports have been prepared as if the stock-split and the combination of the companies under common control had occurred prior to the earliest period presented; certain amounts have been reclassified to conform to the new presentation. Each of the predecessor entities except for Walker & Dunlop, LLC was merged with and into Walker & Dunlop Multifamily, Inc.

Page 47 presents adjusted financial metrics, which provide non-GAAP financial measures that assist in measuring our financial performance for the years presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with "Selected Financial Data", and the historical financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. The following discussion contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those expressed or contemplated in those forward-looking statements as a result of certain factors, including those set forth under the headings "Forward-Looking Statements", and "Risk Factors", elsewhere in this Annual Report on Form 10-K.

Business

We are one of the leading commercial real estate finance companies in the United States, with a primary focus on multifamily lending. We originate, sell and service a range of multifamily and other commercial real estate financing products. Our clients are owners and developers of commercial real estate across the country. We originate and sell loans through the programs of Fannie Mae, Freddie Mac, Ginnie Mae, and HUD, with which we have long-established relationships. We retain servicing rights and asset management responsibilities on nearly all loans that we originate for GSE and HUD programs. We are approved as a Fannie Mae DUS lender nationally, a Freddie Mac Program Plus lender in 22 states and the District of Columbia, a Freddie Mac targeted affordable housing seller/servicer, a HUD MAP lender nationally, a HUD LEAN lender nationally, and a Ginnie Mae issuer. We also originate and service loans for a number of life insurance companies, commercial banks and other institutional investors, in which cases we do not fund the loan but rather act as a loan broker. Additionally, through our subsidiary entities, we provide institutional advisory, asset management and investment management services specializing in debt, structured debt and equity.

We fund loans for GSE and HUD programs, generally through warehouse facility financings, and sell them to investors in accordance with the related loan sale commitment, which we obtain prior to loan closing. Proceeds from the sale of the loan are used to pay off the warehouse facility. The sale of the loan is typically completed within 60 days after the loan is closed. In cases where we do not fund the loan, we act as a loan broker and service some of the loans. Our loan originators who focus on loan brokerage are engaged by borrowers to work with a variety of institutional lenders to find the most appropriate loan instrument for the borrowers' needs. These loans are then funded directly by the institutional lender and we receive an origination fee for placing the loan and a servicing fee for any loans we service.

We recognize gains from mortgage banking activities when we commit to both make a loan to a borrower and sell that loan to an investor. The gains from mortgage banking activities reflect the fair value attributable to loan origination fees, premiums or losses on the sale of loans, net of any co-broker fees, and the fair value of the expected net future cash flows associated with the servicing of loans, net of any guaranty obligations retained. We also generate revenue from net warehouse interest income we earn while the loan is held for sale in one of our warehouse facilities.

We retain servicing rights on substantially all of the loans we originate and sell, and generate revenues from the fees we receive for servicing the loans, interest income from escrow deposits held on behalf of borrowers, late charges and other ancillary fees. Servicing fees are set at the time an investor agrees to purchase the loan and are generally paid monthly for the duration of the loan. Our Fannie Mae and Freddie Mac servicing arrangements generally provide for prepayment penalties to the Company in the event of a voluntary prepayment. For loans serviced outside of Fannie Mae and Freddie Mac, we typically do not share in any such prepayments.

We are currently not exposed to interest rate risk during the loan commitment, closing and delivery process. The sale or placement of each loan to an investor is negotiated prior to establishing the coupon rate for the loan. We also seek to mitigate the risk of a loan not closing. We have agreements in place with investors that specify the cost of a failed loan delivery, also known as a pair off fee, in the event we fail to deliver the loan or security to the investor. The pair off fee is typically less than the deposit we collect from the borrower. Any potential loss from a catastrophic change in the property condition while the loan is held for sale using warehouse facility financing is mitigated through property insurance equal to replacement cost. We have experienced only two failed loan deliveries in our history as a DUS lender and did not incur a material loss.

We have risk-sharing obligations on most loans we originate under the Fannie Mae DUS program. When a Fannie Mae DUS loan is subject to full risk-sharing, we absorb losses on the first 5% of the unpaid principal balance of a loan, and above 5% we share a percentage of the loss with Fannie Mae, with our maximum loss capped at 20% of the unpaid principal balance of a loan (subject to doubling or tripling if the loan does not meet specific underwriting criteria or if the loan defaults within 12 months of its sale to Fannie Mae). We may, however, request modified risk-sharing at the time of origination, which reduces our potential risk-sharing losses from the levels described above. We regularly request modified risk-sharing based on such factors as the size of the loan, market conditions and loan pricing. We may also request modified risk-sharing on large transactions if we do not believe that we are being fully compensated for the risks of the transactions or to manage overall risk levels. Except for certain Fannie Mae DUS loans acquired in the Acquisition, which were acquired subject to their existing Fannie Mae DUS risk-sharing levels, our current credit management policy is to cap each loan balance subject to full risk-sharing at $60.0 million. Accordingly, we currently elect to use modified risk-sharing for loans of more than $60.0 million in order to limit our maximum loss exposure on any one loan to $12.0 million (such exposure would occur in the event that the underlying collateral is determined to be completely without value at the time of loss).

Our servicing fees for risk-sharing loans include compensation for the risk-sharing obligations and are larger than the servicing fees we receive from Fannie Mae for loans with no risk-sharing obligations, from Freddie Mac for loans originated under Program Plus, and from HUD for loans originated under MAP. We receive a lower servicing fee for modified risk sharing than for full risk sharing.

In December 2010, we completed our initial public offering, pursuant to which we sold 6,666,667 shares and selling stockholders sold 3,333,333 shares of our common stock at a price per share of $10, resulting in gross proceeds to the Company of $66.7 million. The offering was completed on December 20, 2010. We received net proceeds of $58.4 million from the initial public offering after deferred underwriting discounts and commissions and other accrued offering costs. In connection with our IPO, we completed the Formation Transaction through which Walker & Dunlop, LLC became a wholly owned subsidiary of Walker & Dunlop, Inc., a newly formed Maryland corporation. In connection with the Formation Transaction, members of the Walker family, certain of our directors and executive officers and certain other individuals and entities who owned direct and indirect equity interests in Walker & Dunlop, LLC contributed their respective interests in such entities to Walker & Dunlop, Inc. in exchange for shares of our common stock. Our predecessor entities have historically operated as pass-through tax entities (partnerships, LLCs and S-corporations). Accordingly, our historical earnings have resulted in only nominal federal and state corporate level expense. The tax liability has been the obligation of our owners. Upon closing our initial public offering on December 20, 2010, our income became subject to both federal and state corporate tax. As a result of the Formation Transaction and change in tax status, we recognized net deferred tax liabilities and a corresponding deferred tax expense on the date of our change in status, and recognized income tax expense for the 12 days following the our change in tax status.

On January 19, 2011, we issued an additional 221,292 shares of common stock at $10 per share upon the partial exercise of the overallotment option by the underwriters. We received net proceeds of approximately $2.1 million, net of underwriting discounts and commissions of approximately $0.2 million.

In July 2011, we launched our interim loan program that offers floating-rate debt, for terms of up to two years, to experienced borrowers seeking to acquire or reposition multifamily properties that do not currently qualify for permanent financing. We closed our first loan under this program in February 2012. Under this program, we underwrite the loans originated through the program, and during the time that they are outstanding, we assume the full risk of loss on the loans. In addition, we service and asset manage loans originated through the program, with the ultimate goal of providing permanent financing on the properties.

On June 7, 2012, the Company entered into the Purchase Agreement, by and among the Company, its indirect wholly owned subsidiary, Walker & Dunlop, LLC, CWCapital and CW Financial, pursuant to which Walker & Dunlop, LLC agreed to acquire all of CW Financial's interests in CWCapital, for approximately $220.0 million (comprising a cash payment to CW Financial of $80.0 million and the balance consisting of the Company's issuance in a private placement to CW Financial of approximately 11.6 million shares of common stock).

The Acquisition closed, pursuant to the terms of the Purchase Agreement, on September 4, 2012. Upon closing of the Acquisition, CWCapital became an indirect wholly owned subsidiary of the Company and was renamed Walker & Dunlop Capital, LLC. The consideration transferred at the close of the Acquisition totaled approximately $231.1 million, consisting of $80.0 million in cash and 11,647,255 shares of the Company's common stock at a closing date fair value of approximately $151.1 million. The increase in the fair value of the consideration transferred is the result of an increase in the fair value of the Company's common stock from execution of the Purchase Agreement to the closing date. By virtue of the Company's ownership of CWCapital, the Company also acquired a 50% ownership in ARA Finance LLC, a joint venture with ARA Finco LLC, in which ARA Finco LLC owns the remaining 50% of ARA Finance LLC. The Company accounts for its investment in ARA Finance LLC under the equity method of accounting.

CWCapital, a Massachusetts limited liability company, was one of the leading commercial real estate finance companies in the United States, with a primary focus on multifamily lending, originating and selling mortgage loans pursuant to the programs of Fannie Mae, Freddie Mac, Ginnie Mae and HUD. CWCapital had approximately 180 employees in 14 offices nationwide.

The Acquisition combined two of the leading commercial real estate lenders in the country to form one of the largest commercial real estate lenders in the country. The Acquisition increased our servicing portfolio by $14.5 billion and significantly increased our origination capacity.

As of December 31, 2012, our servicing portfolio was $35.2 billion, up 110% from December 31, 2011 and the 9th largest commercial/multifamily primary and master servicing portfolio in the nation according to the Mortgage Bankers' Association's 2012 year-end survey (the "Survey"). Our servicing portfolio includes $28.0 billion of loans serviced for the GSEs, making us the 3rd largest primary and master servicer of GSE loans in the nation according to the Survey. Also included in our servicing portfolio is $4.6 billion of HUD loans, the 6th largest HUD primary and master servicing portfolio in the nation according to the Survey.

Due to our own organic growth and the increased capacity from the Acquisition, our origination volume increased 76%, from a total of $4.0 billion during 2011 to a total of $7.1 billion during 2012. Fannie Mae recently announced that we ranked as its largest DUS lender in 2012, by loan deliveries, and Freddie Mac recently announced that we ranked as its 5th largest seller servicer in 2012, by loan deliveries.

Basis of Presentation

The accompanying consolidated financial statements include all of the accounts of the Company and its wholly owned subsidiaries. Prior to the Formation Transaction, the financial results of operations include the consolidated financial results of all wholly owned subsidiaries of Walker & Dunlop, Inc. and entities under common control, which became wholly owned subsidiaries of Walker & Dunlop, Inc. in completing the Formation Transaction and closing of our initial public offering. Concurrently with the closing of our initial public offering in December 2010, the investors in the Walker & Dunlop predecessor entities individually and collectively combined the predecessor entities which had been previously operated and reported as companies under common control. These investors exchanged their member interests for their pro rata interest, adjusted for company specific debt included in the transaction, in 14,741,504 shares in the newly formed company. This transaction was reported for accounting purposes as a combination of companies under common control and the stock issuance was reported as a stock-split. In accordance with U.S. GAAP, all financial reports have been prepared as if the stock-split and the combination of the companies under common control had occurred prior to the earliest period presented; certain amounts have been reclassified to conform to the new presentation.

Use of Financial Measures

To supplement our financial statements presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures:

- Pro forma net income
- Pro forma basic and diluted earnings per share
- Adjusted net income
- Adjusted earnings per diluted share
- Adjusted total expenses
- Adjusted operating income
- Adjusted operating margin

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, refer to the following:

- reconciliation of income from operations to pro forma net income, included in our "Selected Financial Data" above and in our consolidated financial statements and the related notes contained elsewhere in this Annual Report on Form 10-K, and
- adjusted financial metrics reconciliation to GAAP, included in the "Operating Results" below and in our consolidated financial statements and the related notes contained elsewhere in this Annual Report on Form 10-K.

Pro forma net income adjusts income from operations, as reported, by applying our estimated effective federal and state income tax rates as if we were a corporate tax payer for the comparable periods in 2010, 2009, and 2008. Management uses this non-GAAP measure in comparing the Company's operating results with historical performance and believes it provides meaningful and comparable information to management and investors to assist in their review of our performance relative to prior periods and our competitors.

The adjusted metrics exclude acquisition and integration costs specifically related to the CWCapital acquisition, and amortization of customer contracts and other intangible assets acquired from CWCapital. The Company believes that these non-GAAP measures facilitate a review of the comparability of the Company's operating performance on a period-to-period basis because such costs are not, in our view, related to the Company's ongoing operational performance. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with forecasts and strategic plans, and for benchmarking performance externally against competitors.

These non-GAAP measures are not in accordance with or an alternative for GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measures.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect reported amounts. The estimates and assumptions are based on historical experience and other factors management believes to be reasonable. Actual results may differ from those estimates and assumptions. We believe the following critical accounting policies represent the areas where more significant judgments and estimates are used in the preparation of our consolidated financial statements.

Mortgage Servicing Rights and Guaranty Obligations. MSRs are recorded at fair value the day we sell a loan. We only recognize MSRs for GSE and HUD originations. Our servicing contracts with non-governmental originations are cancelable with limited notice and as a result, have a de minimis fair value. The fair value is based on estimates of future net cash flows associated with the servicing rights. The estimated net cash flows are discounted at a rate that reflects the credit and liquidity risk of the MSR over the estimated life of the underlying loan.

In addition to the MSR, for all Fannie Mae DUS loans with risk-sharing obligations, upon sale we record the fair value of the obligation to stand ready to perform over the term of the guaranty (non-contingent obligation), and the fair value of the expected loss from the risk-sharing obligations in the event of a borrower default (contingent obligation). In determining the fair value of the guaranty obligation, we consider the risk profile of the collateral, historical loss experience, and various market indicators. Generally, the estimated fair value of the guaranty obligation is based on the present value of the future cash flows expected to be paid under the guaranty over the life of the loan (historically three to five basis points annually), discounted using a 12-15% discount rate. Historically, the contingent obligation recognized has been de minimis. The estimated life and discount rate used to calculate the guaranty obligation are consistent with those used to calculate the corresponding MSR.

The MSR and associated guaranty obligation are amortized into expense over the estimated life of the loan. The MSR is amortized in proportion to, and over the period, that net servicing income is expected to be received. The guaranty obligation is amortized evenly over the same period. If a loan defaults and is not expected to become current or pays off prior to the estimated life, the unamortized MSR and guaranty obligation balances are written off through the income statement.

We carry the MSRs at the lower of amortized cost or fair value and evaluate the carrying value on a portfolio basis quarterly. We engage a third party to assist in valuing our MSRs on a semi-annual basis.

Allowance for Risk-Sharing Obligations. The amount of the allowance considers our assessment of the likelihood of payment by the borrower or key principal(s), the estimated disposition value of the underlying collateral, and the level of risk sharing. Historically, initial loss recognition occurs at or before the loan becoming 60 days delinquent. We regularly monitor our risk-sharing obligations on all loans and update loss estimates as current information is received.

Goodwill. Business combinations are accounted for using the acquisition method of accounting, under which the purchase price of the acquisition is allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. We recognize identifiable assets acquired and liabilities assumed (both specific and contingent) at their fair values at the acquisition date. Furthermore, acquisition-related costs, such as due diligence, legal and accounting fees, are not capitalized or applied in determining the fair value of the acquired assets.

We do not amortize goodwill; instead, we evaluate goodwill for impairment at least annually. In addition to our annual impairment evaluation, we evaluate whether events or circumstances have occurred in the period subsequent to our annual impairment testing which indicate that it is more likely than not an impairment loss has occurred.

Intangible Assets. We evaluate our identified intangibles for impairment annually or if other events or circumstances indicate that the carrying value may be impaired.

Overview of Current Business Environment

During 2012, U.S. multifamily market fundamentals continued their improvement following the macroeconomic instability experienced in recent years. Occupancy rates and effective rents appear to have increased based upon increased rental market demand, both of which aid loan performance due to their importance to the cash flows of the underlying properties. Despite this improvement in some market fundamentals, recovery of the overall real estate market continues to be challenged by the slow recovery of the broader economy.

The passage of Dodd-Frank introduced complex, comprehensive legislation into the financial and real estate recoveries, which will have far reaching effects on the industry and its participants. While we are not a banking institution, there is uncertainty as to how, in the coming years, Dodd-Frank may affect us or our competitors. In addition, the scope, extent and timing of GSE reform continues to be uncertain. Although we cannot predict what actions Congress or other governmental agencies may take affecting the GSEs and/or HUD, we expect some regulatory change is likely. In the interim, the GSEs and HUD continue to supply a significant level of capital to the multifamily market and are expected to continue to do so as commercial and multifamily debt refinancing activity is expected to increase.

Hurricane Sandy hit the United States coast in late October 2012, causing substantial damage to the Mid-Atlantic and Northeastern United States. The hurricane had a major impact to the economies of the areas hit the hardest. Although we have a significant presence in the Mid-Atlantic and Northeastern United States, our financial results were not impacted by Hurricane Sandy.

Factors That May Impact Our Operating Results

We believe that our results are affected by a number of factors, including the items discussed below.

- *Performance of Multifamily and Other Commercial Real Estate Related Markets.* Our business is dependent on the general demand for, and value of, commercial real estate and related services, which are sensitive to economic conditions. Demand for multifamily and other commercial real estate generally increases during stronger economic environments, resulting in increased property values, transaction volumes and loan origination volumes. During weaker economic environments, multifamily and other commercial real estate may experience higher property vacancies, lower demand and reduced values. These conditions can result in lower property transaction volumes and loan originations, as well as an increased level of servicer advances and losses from our Fannie Mae DUS risk-sharing obligations.
- *The Level of Losses from Fannie Mae Risk-Sharing Obligations.* Under the Fannie Mae DUS program, we share risk of loss on most loans we sell. In the majority of cases, we absorb the first

5% of any losses on the unpaid principal balance of a loan, and above 5% we share a percentage of the loss with Fannie Mae, with our maximum loss capped at 20% of the unpaid principal balance of a loan (subject to doubling or tripling if the loan does not meet specific underwriting criteria or if the loan defaults within 12 months of its sale to Fannie Mae). As a result, a continuing rise in delinquencies could have a material adverse effect on us.

- *The Price of Loans in the Secondary Market.* Our profitability is determined in part by the price we are paid for the loans we originate. A component of our origination related revenues is the premium we recognize on the sale of a loan. Stronger investor demand typically results in larger premiums while weaker demand results in little to no premium.

- *Market for Servicing Commercial Real Estate Loans.* Service fee rates for new loans are set at the time we enter into a loan sale commitment based on origination volumes, competition, prepayment rates and any risk-sharing obligations we undertake. Changes in future service fee rates impact the value of our future MSRs and future servicing revenues, which could impact our profit margins and operating results over time.

Revenues

Gains From Mortgage Banking Activities. Mortgage banking activity income is recognized when we record a derivative asset upon the commitment to both originate a loan with a borrower and sell to an investor. The commitment asset is recognized at fair value, which reflects the fair value of the contractual loan origination related fees and sale premiums, net of co-broker fees, the estimated fair value of the expected net future cash flows associated with the servicing of the loan and the estimated fair value of guaranty obligations to be retained. Also included in gains from mortgage banking activities are changes to the fair value of loan commitments, forward sale commitments, and loans held for sale that occur during their respective holding periods. Upon sale of the loans, no gains or losses are recognized as such loans are recorded at fair value during their holding periods. MSRs and guaranty obligations are recognized as assets and liabilities, respectively, upon the sale of the loans.

Loans originated in a brokerage capacity tend to have lower origination fees because they often require less time to execute, there is more competition for brokerage assignments, and because the borrower will also have to pay an origination fee to the ultimate institutional lender.

Premiums received on the sale of a loan result when a loan is sold to an investor for more than its face value. There are various reasons investors may pay a premium when purchasing a loan. For example, the fixed rate on the loan may be higher than the rate of return required by an investor or the characteristics of a particular loan may be desirable to an investor. We do not receive premiums on loans originated in a brokerage capacity, unless we are the lender.

MSRs are recorded at fair value the day we sell a loan. The fair value is based on estimates of future net cash flows associated with the servicing rights. The estimated net cash flows are discounted at a rate that reflects the credit and liquidity risk of the MSR over the estimated life of the loan.

Servicing Fees. We service nearly all loans we originate. We earn servicing fees for performing certain loan servicing functions, such as processing loans, tax, and insurance payments and managing escrow balances. Servicing also includes asset management functions, such as monitoring the physical condition of the property, analyzing the financial condition and liquidity of the borrower and performing loss mitigation activities as directed by the GSEs and HUD.

Our servicing fees on loans we originate provide a stable revenue stream. They are based on contractual terms, are earned over the life of the loan and are generally not subject to prepayment risk. Our Fannie Mae and Freddie Mac servicing agreements provide for make-whole payments in the event of a voluntary prepayment. Accordingly, we currently do not hedge our servicing portfolio for prepayment risk. Any make-whole payments received are included in "Other Income."

HUD has the right to terminate our current servicing engagements for cause. In addition to termination for cause, Fannie Mae and Freddie Mac may terminate our servicing engagements without cause by paying a termination fee. Our institutional investors typically may terminate our servicing engagements at any time with or without cause, without paying a termination fee.

Net Warehouse Interest Income. We earn net interest income on loans funded through borrowings from our warehouse facilities from the time the loan is closed until the loan is sold pursuant to the loan purchase agreement. Each borrowing on a warehouse line relates to a specific loan for which we have already secured a loan sale commitment with an investor. Because of this "matched funding," we typically do not incur warehouse interest expense in excess of the warehouse interest income for a particular loan. Related interest expense from the warehouse loan funding is netted, in our financial statements, against interest income. Net warehouse interest income varies based on the period of time between the loan closing and the sale of the loan to the investor, the size of the average balance of the loans held for sale, and the net interest spread between the loan coupon rate and the cost of warehouse financing. Loans typically remain in the warehouse facility for up to 60 days. Loans that we broker for institutional investors and other investors are funded directly by them.

Escrow Earnings and Other Interest Income. We earn interest income on property level escrow deposits in our servicing portfolio, generally based on an average 30-day LIBOR plus a spread. Escrow earnings reflect interest income net of interest paid to the borrower, which generally equals a money market rate.

Other. Other income is comprised of investment consulting and related services fees, make-whole payments, and other miscellaneous revenues related to our mortgage banking operations which are not directly attributable to the origination of a loan.

Costs and Expenses

Personnel. Personnel expense includes the cost of employee compensation and benefits; which include fixed and discretionary amounts tied to company and individual performance; severance expense primarily associated with the Acquisition; and stock-based compensation.

Amortization and Depreciation. Amortization and depreciation is principally comprised of amortization of our MSRs. The MSRs are amortized in proportion to, and over the period that, net servicing income is expected to be received. We amortize the guaranty obligations evenly over the same period as the associated MSRs. We depreciate property, plant and equipment ratably over their estimated useful lives.

Amortization of Intangible Assets. Amortization of intangible assets is principally related to the amortization of the mortgage pipeline intangible asset recognized in connection with the Acquisition. We recognize amortization related to the mortgage pipeline intangible asset when a loan included in the mortgage pipeline intangible asset is rate locked or is no longer probable of rate locking.

Provision for Risk-Sharing Obligations. The provision for risk-sharing obligations is established at the loan level for risk-sharing loans when the borrower has defaulted on the loan or we believe it is probable the borrower will default on the loan and a loss has been incurred. This provision is in addition to the guaranty obligation that is recognized when the loan is sold. Our estimates of value are based on appraisals, broker opinions of value, or net operating income and market capitalization rates, whichever we believe is a better estimate of the net disposition value.

Other Operating Expenses. Other operating expenses include sub-servicing costs, facilities costs, travel and entertainment, marketing costs, professional fees, licenses, dues and subscriptions, corporate insurance and other administrative expenses. As a result of the completion of the Acquisition, we incurred certain costs that are unique to the Acquisition, significantly increasing the amount of other operating expenses for the year ended December 31, 2012.

Income Tax Expense. Our predecessor entities historically operated as pass-through tax entities (partnerships, LLCs and S-corporations). Accordingly, our historical earnings have resulted in only nominal federal and state corporate level expense. The tax liability has been the obligation of our owners. Upon closing of our initial public offering on December 20, 2010, our tax status changed to a C-corporation and our income became subject to both federal and state corporate tax. As a result of the Formation Transaction and change in tax status, we recognized net deferred tax liabilities and a corresponding deferred tax expense in the fourth quarter of 2010. We recognized income tax expense for the 12 days following the Formation Transaction, and our combined effective federal and state tax rate for its income during those 12 days was 38.7%. As of December 31 2012 and 2011, our combined effective federal and state tax rate was 38.9% and 38.5%, respectively.

Results of Operations

Following is a discussion of our results of operation for the years ended December 31, 2012, 2011, and 2010. The financial results are not necessarily indicative of future results. Our business is not typically subject to seasonal trends. However, our quarterly results have fluctuated in the past and are expected to fluctuate in the future, reflecting the interest rate environment, the volume of transactions and general economic conditions. Please refer to "Selected Financial Data" and the table below, which provides supplemental data regarding our financial performance.

(Dollars in thousands)	For the Year Ended December 31,		
	2012	2011	2010
Origination Data:			
Origination Volumes by Investor			
Fannie Mae	$3,329,639	$1,869,980	$1,572,096
Freddie Mac	1,685,447	836,214	526,661
Ginnie Mae—HUD	855,346	512,078	616,075
Other(1)	1,231,753	807,645	456,786
Total	$7,102,185	$4,025,917	$3,171,618
Key Expense Metrics (as a percentage of total revenues)			
Personnel expenses	42%	34%	35%
Other operating expenses	13%	11%	11%
Total expenses	78%	63%	67%
Adjusted total expenses(2)	69%	63%	67%
Operating margin	22%	37%	33%
Adjusted operating margin(2)	31%	37%	33%
Key Origination Metrics (as a percentage of origination volume):			
Origination related fees	1.32%	1.20%	1.33%
Fair value of MSRs created, net	1.30%	1.35%	1.36%
Fair value of MSRs created, net as a percentage of GSE and HUD origination volume(3)	1.58%	1.69%	1.59%

	As of December 31,		
Servicing Portfolio by Type	2012	2011	2010
Fannie Mae	$18,854,611	$10,379,426	$ 9,459,813
Freddie Mac	9,114,221	3,189,565	2,467,567
Ginnie Mae—HUD	4,642,380	1,359,166	836,924
Other(1)	2,558,787	1,850,128	1,854,990
Total	$35,169,999	$16,778,285	$14,619,294
Key Servicing Metrics (end of period):			
Weighted-average servicing fee rate	0.24%	0.22%	0.20%

(1) CMBS, life insurance companies, commercial banks and interim loans. 2012 origination volume includes $35.3 million of interim loan volume, which is classified as held for investement while oustanding.

(2) This is a non-GAAP financial measure.

(3) The fair value of the expected net future cash flows associated with the servicing of the loan, net of any guaranty obligations retained, as a percentage of GSE and HUD volume reflects revenue recognized, as a percentage of loan origination volume, on those loans which the Company will record an MSR upon sale of the loan. No MSRs are recorded on "Other" originations or interim loan originations. For the year ended December 31, 2012, 2011, and 2010, interim loan volume was $35.3 million, $0, and $0, respectively.

Non-GAAP Financial Measures

Adjusted net income, adjusted earnings per diluted share, adjusted total expenses, adjusted operating income and adjusted operating margin are calculated as follows:

ADJUSTED FINANCIAL METRICS RECONCILIATION TO GAAP

(in thousands, except per share amounts)	For the year ended December 31, 2012	2011	2010
Reconciliation of GAAP Net Income and GAAP Diluted Earnings Per Share to Adjusted Net Income and Adjusted Diluted Earnings Per Share			
GAAP net income	$ 33,772	$ 34,864	$ 8,227
Shares(1)	25,845	21,748	15,036
GAAP diluted earnings per share	$ 1.31	$ 1.60	$ 0.55
GAAP net income	$ 33,772	$ 34,864	$ 8,227
Adjustments:			
Severance costs(2)	$ 2,223	$ —	$ —
Amortization of intangible assets	15,182	—	—
Transition services agreement	3,000	—	—
Deal-related expenses(3)	3,538	—	—
Income tax impact of adjustments	(9,314)	—	—
Adjusted net income	$ 48,401	$ 34,864	$ 8,227
Shares(1)	25,845	21,748	15,036
Adjusted diluted earnings per share	$ 1.87	$ 1.60	$ 0.55
Reconciliation of GAAP Income from Operations and GAAP Operating Margin to Adjusted Income from Operations and Adjusted Operating Margin			
GAAP income from operations	$ 55,770	$ 56,661	$ 40,142
Total revenues	256,770	152,350	121,834
GAAP operating margin	22%	37%	33%
GAAP income from operations	$ 55,770	$ 56,661	$ 40,142
Adjustments:			
Severance costs(2)	$ 2,223	$ —	$ —
Amortization of intangible assets	15,182	—	—
Transition services agreement	3,000	—	—
Deal-related expenses(3)	3,538	—	—
Adjusted income from operations	$ 79,713	$ 56,661	$ 40,142
Total revenues	256,770	152,350	121,834
Adjusted operating margin	31%	37%	33%
Reconciliation of GAAP Total Expenses to Adjusted Total Expenses			
GAAP total expenses	$201,000	$ 95,689	$ 81,692
Adjustments:			
Severance costs(2)	$ 2,223	$ —	$ —
Amortization of intangible assets	15,182	—	—
Transition services agreement	3,000	—	—
Deal-related expenses(3)	3,538	—	—
Adjusted total expenses	$177,057	$ 95,689	$ 81,692

(1) Diluted weighted average shares outstanding.

(2) Severance costs incurred in connection with the Acquisition.

(3) Includes legal, advisory fees, and other professional fees incurred in connection with the Acquisition.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Overview

Our consolidated income from operations was $55.8 million for the year ended December 31, 2012, compared to $56.7 million for the year ended December 31, 2011, a 2% decrease. Our total revenues were $256.8 million for the year ended December 31, 2012, compared to $152.4 million for the year ended December 31, 2011, a 69% increase. Our total expenses were $201.0 million for the year ended December 31, 2012, compared to $95.7 million for the year ended December 31, 2011, a 110% increase. Our operating margin was 22% for the year ended December 31, 2012, compared to 37% for the year ended December 31, 2011. The increase in revenues was primarily attributable to significantly higher overall origination volumes, combined with a slight increase in fees as a percentage of loan origination volume. In addition, substantial increases in servicing fees and other revenues contributed to the overall revenue growth. The growth in expenses was primarily attributable to expenses incurred as a result of the Acquisition, increases in compensation costs as a result of the growth of the Company, increases in amortization and depreciation due to the growth of the MSR portfolio, and amortization of intangible assets.

Our net income was $33.8 million for the year ended December 31, 2012, compared to $34.9 million for the year ended December 31, 2011, a 3% decrease.

Revenues

Gains From Mortgage Banking Activities. Gains from mortgage banking activities were $186.5 million for the year ended December 31, 2012, compared to $102.7 million for the year ended December 31, 2011, an 82% increase. Gains reflect the loan origination fees, premiums or losses from the sale of loans, net of any co-broker fees, and the fair value of the expected net future cash flows associated with the servicing of the loan, net of any guaranty obligations retained. The increase is attributable to the increase in the volume of loans originated year over year due to internal growth and the Acquisition. Origination volumes increased to $7.1 billion in 2012, compared to $4.0 billion in 2011, a 76% increase. The increase in revenue due to loan origination volumes was partially offset by a slight decline in loan origination fee rate and in the average fair value of the expected net future cash flows associated with servicing the loan as a percentage of loan origination volume.

Servicing Fees. Servicing fees were $52.2 million for the year ended December 31, 2012, compared to $33.6 million for the year ended December 31, 2011, a 55% increase. The increase was primarily attributable to a 110% increase in the servicing portfolio to $35.2 billion at December 31, 2012 from $16.8 billion at December 31, 2011, combined with an increase in the weighted-average servicing fee rate to 24 basis points at December 31, 2012 from 22 basis points at December 31, 2011.

Net Warehouse Interest Income. Net warehouse interest income was $4.7 million for the year ended December 31, 2012, compared to $4.2 million for the year ended December 31, 2011, an 11% increase. The increase is attributable to a 148% increase in the average outstanding warehouse balance, partially offset by a decrease in the average net spread between the loan coupon rate and the cost of warehouse financing and a $0.9 million increase in warehouse-related fees year over year. Warehouse-related fees primarily consist of commitment and usage fees. The components of net warehouse interest income are (in thousands):

	Year Ended December 31,	
	2012	2011
Warehouse interest income	$17,361	$10,198
Warehouse interest expense	12,693	6,000
Warehouse interest income, net	$ 4,668	$ 4,198

Escrow Earnings and Other Interest Income. Escrow earnings and other interest income was $3.0 million for the year ended December 31, 2012, compared to $1.5 million for the year ended December 31, 2011, a 101% increase. The increase was primarily attributable to increases in escrow earnings rates on servicing portfolio escrow balances, as well as an increase in our average escrow balances held.

Other. Other income was $10.4 million for both the year ended December 31, 2012 and the year ended December 31, 2011. In 2012, other income includes assumption fees, application fees, prepayment penalties, and investment income from ARA Finance. In 2011, other income includes assumption fees, including the receipt of a $2.5 million fee pursuant to the assumption of a credit facility and a break-up fee of $1.8 million associated with an unsuccessful refinancing of a large portfolio of loans upon meeting certain contractual milestones.

Expenses

Personnel. Personnel expense was $109.0 million for the year ended December 31, 2012, compared to $51.2 million for the year ended December 31, 2011, a 113% increase. The increases were primarily attributable to increases in loan origination related fees on which the resulting loan originator commissions are based, as well as increases in compensation expense as the Company invested in its loan origination platform through the addition of origination teams and 12 new regional offices and 231 full time employees since December 31, 2011. In addition, personnel expense for the year ended December 31, 2012 includes severance expense of $2.9 million, for which there was no comparable expense in 2011.

Amortization and Depreciation. Amortization and depreciation expense was $38.7 million for the year ended December 31, 2012, compared to $22.4 million for the year ended December 31, 2011, a 72% increase. The increase was primarily attributable to the increase in loan origination activity and resulting growth in the capitalization of MSRs and the addition of $124.6 million of MSRs from the Acquisition, all of which are subsequently amortized.

Amortization of Intangible Assets. The increase was attributable to amortization expense of $15.3 million related to the amortization of intangible assets recognized upon closing the Acquisition, for which there was no comparable expense in the prior year.

Provision for Risk-Sharing Obligations. The provision for risk-sharing obligations was $3.1 million for the year ended December 31, 2012, compared to $4.7 million for the year ended December 31, 2011, a $1.6 million, or 34%, decrease. The decrease is primarily attributable to a decrease in the 60+ day delinquency rate from 0.25% of the at risk portfolio at December 31, 2011 to 0.15% of the at risk portfolio at December 31, 2012 and observed increases in the fair value of some of the defaulted loans. We regularly monitor our risk-sharing obligations on all loans and update our loss estimates as current information is received.

Interest Expense on Corporate Debt. The interest expense on corporate debt was $1.6 million for the year ended December 31, 2012, compared to $0.8 million for the year ended December 31, 2011, a 100% increase. This increase was primarily attributable to a 61% increase in the average corporate debt outstanding and a 125 basis point increase in the applicable margin following the Acquisition.

Other Operating Expenses. Other operating expenses were $33.2 million for the year ended December 31, 2012, compared to $16.5 million for the year ended December 31, 2011, a 102% increase. The increase was primarily attributable to increases in professional fees related to legal and investment banking fees incurred in connection with the Acquisition, as well as recruiting fees paid related to the hiring of additional loan origination talent in 2012 and the transition services agreement with CW Financial following the completion of the Acquisition. The remaining increase was attributable to increases in office expenses, marketing, and travel and entertainment expenses directly related to increases in headcount year over year and the growth of the Company and operations (including the Acquisition).

Income Tax Expense. Income tax expense was $22.0 million for the year ended December 31, 2012, compared to $21.8 million for the year ended December 31, 2011, a 1% increase.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Overview

Our consolidated income from operations was $56.7 million for the year ended December 31, 2011, compared to $40.1 million for the year ended December 31, 2010, a 41% increase. Our total revenues were $152.4 million for the year ended December 31, 2011, compared to $121.8 million for the year ended December 31, 2010, a 25% increase. Our total expenses were $95.7 million for the year ended December 31, 2011, compared to $81.7 million for the year ended December 31, 2010, a 17% increase. Our operating margins were 37% for the year ended December 31, 2011, compared to 33% for the year ended December 31, 2010. The increases in revenues and earnings were primarily attributable to significantly higher overall origination volumes, while fees as a percentage of loan origination volume decreased slightly. In addition, substantial increases in servicing fees and other revenues contributed to the overall revenue growth and our operating margin. The growth in expenses was primarily attributable to increases in personnel expense and amortization and depreciation, both due to our increased loan origination volumes, as well as increased professional costs associated with being a public company; however, in 2011 our provision for risk-sharing obligations decreased on continued strong performance of loans in our at-risk servicing portfolio as underlying real estate fundamentals continued to improve in 2011.

Our net income was $34.9 million for the year ended December 31, 2011, compared to $8.2 million for the year ended December 31, 2010. Our 2010 income was reduced by income tax expense of $31.9 million, of which $31.6 million relates to the recognition of temporary differences between book and taxable income upon the completion of our Formation Transaction, and $0.3 million relates to our income tax expense for the 12 days following the completion of the Formation Transaction.

Pro forma net income for 2010 was computed as if our income had been taxed at the corporate level at a composite rate of 38.7%, rather than at the individual investor level for the pass-through entities. If we had operated as a taxable entity for the year ended December 31, 2010, we estimate that pro forma net income would have been $24.6 million. In 2011, net income increased 42% when compared to pro forma net income for 2010.

Revenues

Gains From Mortgage Banking Activities. Gains from mortgage banking activities were $102.7 million for the year ended December 31, 2011, compared to $85.2 million for the year ended

December 31, 2010, a 21% increase. Gains reflect the fair value of loan origination fees, premiums or losses on the sale of loans, net of any co-broker fees, and the fair value of the expected net future cash flows associated with the servicing of the loan, net of any guaranty obligations retained.

Loan origination related fees were $48.4 million for the year ended December 31, 2011, compared to $42.2 million for the year ended December 31, 2010, a 15% increase. The increase was primarily attributable to the increase in origination volumes, offset by a slight decrease in origination related fees as a percentage of loan volume and a shift in product mix to a higher relative proportion of non-GSE and HUD originations, which typically have lower origination related fees. Origination volumes increased to $4.0 billion in 2011, compared to $3.2 billion in 2010, a 27% increase. The GSEs and HUD comprised 80% and 86% of originations in 2011 and 2010, respectively. Our origination fees as a percentage of origination volumes decreased to 120 basis points in 2011 from 133 basis points in 2010, a 10% decrease.

The fair value of the expected net future cash flows associated with the servicing of the loan was $54.3 million for the year ended December 31, 2011, compared to $43.1 million for the year ended December 31, 2010, a 26% increase. The increase was primarily attributable to a 27% increase in origination volumes, as the fair value of the expected net future cash flows associated with the servicing of the loan as a percentage of origination volumes, was 135 basis points in 2011, compared to 136 basis points in 2010. The fair value of the expected net future cash flows associated with the servicing of the loan, as a percentage of those GSE and HUD loans for which we recognize the associated revenues, increased to 169 basis points in 2011, from 159 basis points in 2010, due to the increased servicing fee rates received on loans in 2011.

Servicing Fees. Servicing fees were $33.6 million for the year ended December 31, 2011, compared to $27.0 million for the year ended December 31, 2010, a 24% increase. The increase was primarily attributable to a 15% increase in the servicing portfolio to $16.8 billion at December 31, 2011 from $14.6 billion at December 31, 2010, coupled with an increase in the weighted-average servicing fee rate to 22 basis points at December 31, 2011 from 20 basis points at December 31, 2010, a 10% increase. The higher weighted-average servicing fee reflects a year over year increase in the servicing fee rates received for new GSE and HUD loans.

Net Warehouse Interest Income. Net warehouse interest income was $4.2 million for the year ended December 31, 2011, compared to $3.6 million for the year ended December 31, 2010, a 17% increase. The increase is attributable to a 62% increase in the average outstanding warehouse balance, offset by a 67 basis point, or 27%, decrease in the average net spread between the loan coupon rate and the cost of warehouse financing due to the decrease in the market coupon rate over the two periods. The components of net warehouse interest income are (in thousands):

	Year Ended December 31,	
	2011	2010
Warehouse interest income	$10,198	$8,427
Warehouse interest expense	6,000	4,841
Warehouse interest income, net	$ 4,198	$3,586

Escrow Earnings and Other Interest Income. Escrow earnings and other interest income was $1.5 million for the year ended December 31, 2011, compared to $2.1 million for the year ended December 31, 2010, a 28% decrease. The decrease was primarily attributable to decreases in escrow earnings rates on servicing portfolio escrow balances, despite increases in our average escrow balances held, as banks reduced deposit-based interest earnings rates.

Other. Other income was $10.4 million for the year ended December 31, 2011, compared to $4.0 million for the year ended December 31, 2010, a 162% increase. The increase was primarily attributable to certain non-routine transactions, coupled with increases in assumption fees, application fees and prepayment penalties on increased new and refinance origination volume when compared to 2010. In 2011, a significant portion of the increase in assumption fees resulted from the receipt of a $2.5 million fee pursuant to the transfer of a credit facility. A borrower entered into a purchase and sale agreement for properties which served as collateral for a credit facility. The acquirer sought to assume the loan under similar terms, which required the approval of Fannie Mae, as lender, and the Company, as servicer; for which the Company and Fannie Mae received a fee of $4.9 million which was divided equally between the two parties. This fee was subject to the normal commission structure, as with other loan origination fee income. In addition, we received a break-up fee of $1.8 million associated with an unsuccessful refinancing of a large portfolio of loans upon meeting certain contractual milestones. There were no similar discrete transactions in 2010.

Expenses

Personnel. Personnel expense was $51.2 million for the year ended December 31, 2011, compared to $42.5 million for the year ended December 31, 2010, a 20% increase. The increase was primarily attributable to the additional commissions associated with the increased loan origination volume. In addition, personnel expense in 2011 increased due to the impact of a full year of share-based compensation, as 2010 contained only 11 days of share-based compensation expense following our initial public offering and our initial grant of restricted share awards, an increase of approximately $2.4 million. Personnel expense, as a percentage of total revenues, decreased to 34% in 2011, down from 35% in 2010. The decrease is primarily attributable to the increase in other revenues when compared to 2010, which are not subject to commissions.

Amortization and Depreciation. Amortization and depreciation expense was $22.5 million for the year ended December 31, 2011, compared to $17.0 million for the year ended December 31, 2010, a 33% increase. The increase was primarily attributable to the increase in loan origination activity and resulting growth in the capitalization of mortgage servicing rights assets, which are subsequently amortized.

Provision for Risk-Sharing Obligations. The provision for risk-sharing obligations was $4.7 million for the year ended December 31, 2011, compared to $7.5 million for the year ended December 31, 2010, a $2.7 million, or 37%, decrease. The provision for risk-sharing obligations was six and 11 basis points of the at risk portfolio balances as of December 31, 2011, and 2010, respectively. The decrease observed in 2011 is primarily attributable to a decrease in the number of defaults, remaining unpaid principal balance of defaulting loans and underlying market factors affecting defaults within the at risk portfolio in 2011 when compared to 2010. The remaining decrease in the provision was attributable to the facts and circumstances surrounding the loans we service, the related borrowers, key principals and underlying collateral. We regularly monitor our risk-sharing obligations on all loans and update our loss estimates as current information is received.

While the 60+ day delinquency rate decreased to 0.25% of the at risk portfolio at December 31, 2011 from 0.85% of the at risk portfolio at December 31, 2010, the allowance for risk-sharing obligations as a percentage of the specifically identified at risk balances increased to 9.38% in 2011 from 7.91% in 2010. The 2011 net write-offs were $0.7 million or one basis point of the at risk portfolio, compared to $2.1 million or three basis points of the at risk portfolio in 2010. In 2011 and 2010, we have not incurred any losses relating to troubled debt restructurings within our servicing portfolio.

Interest Expense on Corporate Debt. The interest expense on corporate debt was $0.8 million for the year ended December 31, 2011, compared to $1.3 million for the year ended December 31, 2010, a

38% decrease. This decrease was primarily attributable to a 16% decrease in the average corporate debt outstanding and a three basis point decline in the average 30-day LIBOR.

Other Operating Expenses. Other operating expenses were $16.5 million for the year ended December 31, 2011, compared to $13.5 million for the year ended December 31, 2010, a 22% increase. The increase was primarily attributable to increases in professional fees and insurance costs in 2011 to meet compliance requirements associated with becoming a public company, for which there were no comparable expenses in 2010. The remaining increase was attributable to increased travel, marketing and office expenses related to our increased loan production.

Income Tax Expense. Income tax expense was $21.8 million for the year ended December 31, 2011, compared to $31.9 million for the year ended December 31, 2010, a 32% decrease. The decrease was affected by the change in our tax status in December 2010 upon closing of the Formation Transaction. Income tax expense in 2011 represents our tax expense calculated at our combined effective tax rate of 38.5%. In 2010, we recognized approximately $30.2 million of net deferred tax liabilities and a corresponding deferred tax expense in the fourth quarter of 2010 concurrent with the closing of the Formation Transaction and change in tax status, and income tax expense of $1.7 million for the 12 days following the closing of the Formation Transaction.

On a pro forma basis, income tax expense for 2010 was $15.5 million, calculated at our combined effective federal and state tax rate of 38.7% in 2010, to estimate our presented pro forma tax expense, as if we had been a tax paying corporation for the full year. Income tax expense in 2011 increased 40% when compared to 2010 pro forma tax expense. The increase is primarily attributable to the 41% increase in income from operations, offset by a decrease in our combined effective tax rate to 38.5% in 2011 from 38.7% in 2010.

Financial Condition

Cash Flows from Operating Activities

Our cash flows from operations are generated from loan sales, servicing fees, escrow earnings, net warehouse interest income and other income, net of loan purchases and operating costs. Our cash flows from operations are impacted by the fees generated by our loan originations, the timing of loan closings and the period of time loans are held for sale in the warehouse.

Cash Flow from Investing Activities

We usually lease facilities and equipment for our operations. However, when necessary and cost effective, we invest cash in property, plant and equipment.

Cash Flow from Financing Activities

We use our warehouse facilities to fund loan closings. We believe that our current warehouse facilities are adequate to meet our increasing loan origination needs. Historically we have used long-term debt to fund acquisitions.

Although prior to the initial public offering our excess cash flows from operations have been distributed to owners, we currently have no intention to pay dividends on our common stock in the foreseeable future.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011

Our unrestricted cash balance was $65.0 million and $53.8 million as of December 31, 2012 and 2011, respectively, an $11.2 million increase.

Changes in cash flows from operations were driven primarily by loans acquired and sold. Such loans are held for short periods of time, generally less than 60 days, and impact cash flows presented as of a point in time. Cash used in operating activities was $839.2 million for the year ended December 31, 2012 compared to $58.1 million provided by operating activities for the year ended December 31, 2011. The decrease in cash flows from operations in 2012 is primarily attributable to the use of $821.9 million for loan originations, net of sales of loans to third parties; compared to the receipt of $39.7 million to fund loan originations, net of sales of loans to third parties in 2011. Excluding cash provided by and used in the sale and purchase of loans, cash flows used in operations were $17.3 million for the year ended December 31, 2012 compared to $18.4 million provided by operations for the year ended December 31, 2011. The decrease is primarily attributable to an increase in cash paid for interest of $5.7 million and cash paid for taxes of $1.7 million and net use of $21.1 million for servicing fees and other receivables.

We invested $222.1 million and $3.8 million for the year ended December 31, 2012, and 2011, respectively, a $218.4 million increase. The increase in cash invested in 2012 is primarily the result of net cash paid for the Acquisition of $208.1 million and cash of $9.4 million invested in loans held for investment, expenditures which had no comparable amounts in 2011.

Cash provided by financing activities was $1.1 billion for the year ended December 31, 2012 compared to $33.8 million cash used in financing activities for the year ended December 31, 2011. The increase is primarily attributable to net receipts of warehouse/corporate notes of $923.2 million and proceeds from the issuance of common stock of $151.1 million. In 2011, cash flows used in financing activities included the net repayment of warehouse/corporate notes of $33.7 million.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010

Our unrestricted cash balance was $53.8 million and $33.3 million as of December 31, 2011 and 2010, respectively, a $20.5 million increase.

Changes in cash flows from operations were driven primarily by loans acquired and sold. Such loans are held for short periods of time, generally less than 45 days, and impact cash flows presented as of a point in time. Cash provided by operating activities was $58.1 million for the year ended December 31, 2011 compared to cash used in operations of $171.3 million for the year ended December 31, 2010. The increase in cash flows provided by operations in 2011 is primarily attributable to the receipt of $39.7 million from funding loan originations, net of sales of loans to third parties; compared to the use of $199.4 million to fund loan originations, net of sales of loans to third parties in 2010. Excluding cash provided by and used for the sale and purchase of loans, cash flows provided by operations were $18.4 million and $28.0 million for the years ended December 31, 2011 and 2010, respectively. The decrease is almost entirely due to the payment of federal and state taxes in 2011, an obligation that we had for only 12 days in 2010.

We invested $3.8 million and $0.6 million for the year ended December 31, 2011, and 2010, respectively, a $3.2 million increase. The increase in cash invested in 2011 represents amounts paid in connection with the expansion and renovation of our corporate office, compared to immaterial investments in property, plant and equipment in 2010.

Cash used in financing activities was $33.8 million for the year ended December 31, 2011 compared to $194.8 million cash provided by financing activities for the year ended December 31, 2010. The decrease is primarily attributable to net repayments of warehouse/corporate notes of $33.7 million. In 2010, cash flows from financing activities included the receipt of proceeds from our initial public offering of $58.4 million, as well as draws on our warehouse facilities of approximately $151.8 million, which were offset by dividends paid to stockholders of $10.1 million.

Liquidity and Capital Resources

Uses of Liquidity, Cash and Cash Equivalents

Our cash flow requirements consist of (i) short-term liquidity necessary to fund mortgage loans, and (ii) working capital to support our day-to-day operations, including debt service payments, servicer advances consisting of principal and interest advances for Fannie Mae or HUD loans that become delinquent and advances on insurance and tax payments if the escrow funds are insufficient. In 2012, we repaid our term note payable and replaced it with a new $83.0 million note to facilitate the Acquisition. The new term note has an unpaid principal balance of $80.9 million as of December 31, 2012.

We also require working capital to satisfy collateral requirements for our Fannie Mae DUS risk-sharing obligations and to meet the operational liquidity requirements of Fannie Mae, Freddie Mac, HUD, Ginnie Mae and our warehouse facility lenders. Fannie Mae has indicated that it will be increasing its collateral requirements for certain loans, see "Restricted Cash and Pledged Securities." Congress and other governmental authorities have also suggested that lenders will be required to retain on their balance sheet a portion of the loans that they originate, although no regulation has yet been implemented. In either scenario, we would require additional liquidity to support the increased collateral requirements.

Fannie Mae has established benchmark standards for capital adequacy, and reserves the right to terminate the Company's servicing authority for all or some of the portfolio if at any time it determines that the Company's financial condition is not adequate to support its obligation under the DUS agreement. The Company is required to maintain acceptable net worth as defined in the standards, and the Company satisfied the requirements as of December 31, 2012 and 2011. The net worth requirement is derived primarily from unpaid balances on Fannie Mae loans and the level of risk-sharing. At December 31, 2012, the net worth requirement was $83.6 million and the Company's net worth was $175.5 million. As of December 31, 2012, we were required to maintain at least $15.4 million of liquid assets to meet our operational liquidity requirements for Fannie Mae, Freddie Mac, HUD, Ginnie Mae and our warehouse facility lenders. As of December 31, 2012, we had operational liquidity of $62.5 million.

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

Historically, our cash flows from operations have been sufficient to enable us to meet our short-term liquidity needs and other funding requirements. Similarly, we believe that cash flows from operations should be sufficient for us to meet our current obligations for the next 12 months.

Restricted Cash and Pledged Securities and Cash

Restricted cash and pledged securities and cash consist primarily of good faith deposits held on behalf of borrowers between the time we enter into a loan commitment with the borrower and the investor purchases the loan and collateral for our risk-sharing obligations. The amount of collateral required by Fannie Mae and Freddie Mac (whenever loss sharing is applicable) is a formulaic calculation at the loan level and considers the balance of the loan, the risk level of the loan, the age of the loan and the level of risk-sharing. As of December 31, 2012, and December 31, 2011 we pledged securities and cash to collateralize our risk-sharing obligations of $33.5 million and $19.0 million, respectively, all of which were in excess of current requirements.

We fund any growth in our Fannie Mae required operational liquidity and collateral requirements from our working capital. In 2010, Fannie Mae increased its collateral requirements for certain segments of the Fannie Mae risk-sharing portfolio by approximately 25 basis points. The incremental collateral required for existing and new loans will be funded over approximately the next three years, in accordance with Fannie Mae requirements. Based on our Fannie Mae portfolio as of December 31, 2012, the additional proposed collateral required by the end of the three year period is expected to be approximately $31.9 million. In January 2012, Fannie Mae notified its Multifamily DUS lenders that collateral requirements on Fannie Mae Tier II, III and IV loans will remain unchanged for 2012. However, collateral requirements for existing and new Fannie Mae Tier I loans will increase from 50 basis points to 90 basis points and that Level 2 and Level 3 loss sharing requirements will increase. We currently have an insignificant number of loans in our portfolio which will be affected by the announced collateral changes and do not expect it will have a material impact on our future operations; however, Fannie Mae has indicated that it would likely increase collateral requirements in the future, which may adversely impact us.

Sources of Liquidity: Warehouse Facilities

To provide financing to borrowers under GSE and HUD programs and to assist in funding interim loans, we have five warehouse facilities that we use to fund substantially all of our loan originations. As of December 31, 2012, we had four committed warehouse lines of credit in the aggregate amount of $1.0 billion with certain national banks, a temporary increase commitment of $400.0 million, and a $500.0 million uncommitted facility with Fannie Mae. Consistent with industry practice, three of these facilities are revolving commitments we expect to renew annually, one is a revolving commitment we expect to renew every two years, and the last facility is provided on an uncommitted basis without a specific maturity date. Our ability to originate mortgage loans depends upon our ability to secure and maintain these types of short-term financings on acceptable terms.

Warehouse Facility #1:

We had a $150.0 million committed warehouse line agreement that was scheduled to mature on November 26, 2012. On September 4, 2012, contemporaneous with the closing of the Acquisition, we entered into the Warehousing Credit and Security Agreement with a national bank to replace the existing $150.0 million warehouse line with a $500.0 million committed warehouse line that matures on September 3, 2013. The Warehousing Credit and Security Agreement provides us with the ability to fund our Fannie Mae, Freddie Mac, HUD and FHA loans. Advances are made at 100% of the loan balance and borrowings under this line bear interest at the average 30-day London Interbank Offered Rate ("LIBOR") plus 185 basis points. The Warehousing Credit and Security Agreement contains certain affirmative and negative covenants that are binding on our operating subsidiary (which are in some cases subject to exceptions), including, but not limited to, restrictions on its ability to assume, guarantee or become contingently liable for the obligation of another person, to undertake certain fundamental changes such as reorganizations, mergers, amendments to our certificate of formation or operating agreement, liquidations, dissolutions or dispositions or acquisitions of assets or businesses, to cease to be directly or indirectly wholly owned by us, to pay any subordinated debt in advance of its stated maturity or to take any action that would cause Walker & Dunlop, LLC to lose all or any part of its status as an eligible lender, seller, servicer or issuer or any license or approval required for it to engage in the business of originating, acquiring or servicing mortgage loans.

In addition, the Warehousing Credit and Security Agreement requires compliance with certain financial covenants, which are measured for us and our subsidiaries on a consolidated basis, as follows:

- tangible net worth of the Company of not less than (i) $200.0 million plus (ii) 75% of the net proceeds of any equity issuances by the Company or any of its subsidiaries after the closing date,
- compliance with the applicable net worth and liquidity requirements of Fannie Mae, Freddie Mac, Ginnie Mae, FHA, and HUD,

- liquid assets of the Company of not less than $15.0 million,
- maintenance of aggregate unpaid principal amount of all mortgage loans comprising the Company's consolidated servicing portfolio of not less than $20.0 billion or (ii) all Fannie Mae DUS mortgage loans comprising the Company's consolidated servicing portfolio of not less than $10.0 billion, exclusive in both cases of mortgage loans which are 60 or more days past due or are otherwise in default or have been transferred to Fannie Mae for resolution,
- aggregate unpaid principal amount of Fannie Mae DUS mortgage loans within the Company's consolidated servicing portfolio which are 60 or more days past due or otherwise in default not to exceed 3.5% of the aggregate unpaid principal balance of all Fannie Mae DUS mortgage loans within the Company's consolidated servicing portfolio, and
- maximum indebtedness (excluding warehouse lines) to tangible net worth of 2.25 to 1.0,

The Warehousing Credit and Security Agreement contains customary events of default, which are in some cases subject to certain exceptions, thresholds, notice requirements and grace periods.

On September 28, 2012, we amended this committed warehouse line agreement to provide for a temporary increase commitment ("Temporary Increase Agreement") of $640.0 million, temporarily increasing the warehouse commitment amount available to $1.14 billion until the earliest of December 6, 2012, an event of default under the existing warehouse agreement or the termination of the warehousing commitment pursuant to the terms of the existing warehouse agreement. Borrowings under the Temporary Increase Agreement were only available when outstanding funding under the existing warehouse facility exceeded $500.0 million and accrued interest at the same rate as the Warehousing Credit and Security Agreement. If the aggregate interest accrued over the term of the Temporary Increase Agreement was less than $1.0 million, we were obligated to pay an amount equal to $1.0 million minus the actual accrued interest.

On December 6, 2012, we entered into a First Amendment to Warehousing Credit and Security Agreement. Pursuant to the amendment, during the period commencing on December 6, 2012, and ending on January 31, 2013 (the "Bulge Period"), the Warehousing Agreement provides us with a total warehousing commitment amount of $975.0 million, which is comprised of a commitment amount of $575.0 million provided by two banks and a temporary increase commitment amount of $400.0 million provided by one of the banks. After the Bulge Period, the total warehousing commitment amount under the Warehousing Agreement was reduced to $575.0 million.

During the Bulge Period, we were also required to pay an additional usage fee in an amount equal to the sum of the daily usage fees for the Bulge Period, which daily usage fee equaled, for each day during the Bulge Period, the product of (i) the amount, if any, by which the outstanding principal amount of loans under the Warehousing Agreement exceeded $575.0 million and (ii) 0.20% per annum. Furthermore, in addition to interest accruing at the applicable interest rate under the Warehousing Agreement during the Bulge Period, we were required to pay a minimum spread amount equal to the positive difference, if any, that resulted from (i) $620,000 minus (ii) the sum of the "Daily Bulge Period Spread Income," which means, for each day during the Bulge Period, an amount equal to the product of (A) the applicable margin of 1.85% per annum, and (B) the amount, if any, by which the outstanding principal amount of loans under the Warehousing Agreement exceeded $575.0 million.

As of December 31, 2012, we had $830.7 million of borrowings outstanding under this line with a corresponding principal amount of loans held for sale.

Warehouse Facility #2:

On September 4, 2012, contemporaneous with the closing of the Acquisition, we amended our $350.0 million committed warehouse agreement that was scheduled to mature on February 28, 2013. The committed warehouse facility provides us with the ability to fund our Fannie Mae, Freddie Mac, HUD and FHA loans. The amendment, among other things, extended the maturity date to September 3, 2013, reduced the rate for borrowing from the average 30-day LIBOR plus 185 basis points to the average 30-day LIBOR plus 175 basis points and amended the negative and financial covenants to conform to those of our Warehousing Credit and Security Agreement, described above, with the exception of the leverage ratio covenant, which is not included in the amended facility. As of December 31, 2012, we had $109.3 million of borrowings outstanding under this line with a corresponding principal amount of loans held for sale. On January 25, 2013, we entered into an amendment to increase the borrowing capacity from $350.0 million to $450.0 million. No other material modifications were included in the amendment.

Warehouse Facility #3:

We have a $35.0 million committed warehouse line agreement that matures on July 21, 2013, subject to one year extensions at the lenders' discretion. The facility provides us with the ability to fund first mortgage loans on multifamily real estate properties for periods of up to two years, using available cash in combination with advances under the facility. All borrowings bear interest at the average 30-day LIBOR plus 250 basis points. Borrowings under the facility are full recourse to us. As of December 31, 2012, there was $7.1 million of borrowings outstanding under this line with one corresponding loan classified as held for investment. The facility agreement requires compliance with the following financial covenants:

- minimum tangible net worth of $100.0 million,
- maximum indebtedness (excluding warehouse lines) to tangible net worth of 2.25 to 1.0,
- minimum cash and cash equivalents of $10.0 million,
- minimum EBITDA to total debt service ratio of 2.00 to 1.0, and
- aggregate unpaid principal amount of Fannie Mae DUS mortgage loans which are sixty days or more past due or otherwise in default not to exceed 2% of the outstanding principal balance of all Fannie Mae DUS mortgage loans.

Warehouse Facility #4:

On October 5, 2012, we closed a $50.0 million committed warehouse line agreement that matures on October 4, 2013. The agreement provides us with the ability to fund first mortgage loans on multifamily real estate properties for periods of up to two years, using available cash in combination with advances under the facility. All borrowings bear interest at the average 30-day LIBOR plus 250 basis points. The lender retains a first priority security interest in all mortgages funded by such advances on a cross-collateralized basis. Repayments under the credit agreement are interest-only, with principal repayments made upon the earlier of the refinancing of an underlying mortgage or the maturity of an advance under the credit agreement. As of December 31, 2012, we had no borrowings outstanding under this line. The agreement requires our subsidiary (the borrower) and us (the Company) to abide by the following significant financial covenants:

- tangible net worth of the Company of not less than (i) $200.0 million plus (ii) 75% of the net proceeds of any equity issuances by the Company or any of its subsidiaries after the closing date,
- compliance with the applicable net worth and liquidity requirements of Fannie Mae, Freddie Mac, Ginnie Mae, FHA, and HUD,
- liquid assets of the Company of not less than $15.0 million,

- fourth-quarter EBITDA (as defined in the Credit Agreement) of not less than $35 million,
- Maintenance of aggregate unpaid principal amount of all mortgage loans comprising the Company's consolidated servicing portfolio of not less than $20.0 billion or (ii) all Fannie Mae DUS mortgage loans comprising the Company's consolidated servicing portfolio of not less than $10.0 billion, exclusive in both cases of mortgage loans which are 60 or more days past due or are otherwise in default or have been transferred to Fannie Mae for resolution,
- minimum loan-to-servicing ratio of 40%,
- debt service coverage ratio of not less than 3.0 to 1.0,
- aggregate unpaid principal amount of Fannie Mae DUS mortgage loans within the Company's consolidated servicing portfolio which are 60 or more days past due or otherwise in default not to exceed 3.5% of the aggregate unpaid principal balance of all Fannie Mae DUS mortgage loans within the Company's consolidated servicing portfolio, and
- maximum ratio of adjusted funded debt to fourth-quarter EBITDA of (i) 4.0 to 1.0 for each of the fiscal quarters ending on September 30, 2012, December 31, 2012, March 31, 2013, and June 30, 2013 and (ii) 3.5 to 1.0 for the fiscal quarter ending September 30, 2013 and each fiscal quarter thereafter.

Uncommitted Warehouse Facility:

We have a $500.0 million uncommitted facility with Fannie Mae under its ASAP funding program. After approval of certain loan documents, Fannie Mae will fund loans after closing and the advances are used to repay the primary warehouse line. Fannie Mae will advance 99% of the loan balance, and borrowings under this program bear interest at the average 30-day LIBOR, with a minimum LIBOR rate of 35 basis points, plus 115 basis points. As of December 31, 2012, we had $137.3 million of borrowings outstanding under this program with a corresponding principal amount of loans held for sale. There is no expiration date for this facility.

We had an unlimited master purchase and sale agreement which expired pursuant to its terms on March 16, 2012.

The agreements above contain cross-default provisions, such that if a default occurs under any of our debt agreements, generally the lenders under our other debt agreements could also declare a default. As of December 31, 2012, we were in compliance with all of our warehouse line covenants.

Upon closing the Acquisition, the Company, Walker & Dunlop, LLC, CW Financial and Walker & Dunlop Capital, LLC (formerly CWCapital) entered into agreements to amend the three outstanding warehouse lines of Walker & Dunlop Capital, LLC that existed immediately prior to the Acquisition (collectively, the "Old Warehouse Lines") to (i) freeze the Old Warehouse Lines on the closing date of the acquisition by eliminating the ability of Walker & Dunlop Capital, LLC, or any other entity, to request advances under the Old Warehouse Lines, (ii) provide for repayment in full of any outstanding borrowings under the Old Warehouse Lines, each within a period of not more than 75 days after the closing date, and (iii) substitute CW Financial's guarantees of the Old Warehouse Lines with guarantees by us. These lines expired pursuant to their terms on December 31, 2012.

We believe that the combination of our capital and warehouse facilities is adequate to meet our loan origination needs.

Debt Obligations

On October 31, 2006, we entered into a $42.5 million term note agreement (the "Existing Term Loan Agreement") which, as amended, was scheduled to mature on October 31, 2015. On September 4, 2012, and substantially contemporaneous with the closing of the Acquisition, we entered into a senior secured term loan credit agreement (the "Credit Agreement") that replaced our

$42.5 million Existing Term Loan Agreement. The Credit Agreement provides for an $83.0 million term loan (the "Term Loan"). At December 31, 2012, there were $80.9 million of borrowings outstanding under the Credit Agreement.

On September 4, 2012 (the "Closing Date"), $61.8 million of the Term Loan proceeds were used to pay cash consideration to CW Financial under the Purchase Agreement, $20.7 million of the Term Loan proceeds were used to refinance the Existing Term Loan Agreement, and the remaining $0.5 million of the proceeds were used to repay certain of our existing indebtedness to former equity holders in our predecessor entities (during 2008, we purchased small amounts of subsidiary equity from certain existing employees and issued notes that were subordinated to the Existing Term Loan Agreement).

The Term Loan amortizes in equal quarterly installments of $2.1 million commencing 90 days after the Closing Date, with a final maturity date for all remaining amounts due under the Term Loan of August 31, 2017. Other than the scheduled quarterly amortization installments, any payments of Term Loan principal during the first 18 months after the Closing Date (the "Lockout Period") must be accompanied by a prepayment penalty fee equal to the amount of interest that would have accrued on the prepaid principal amount during the then remaining portion of the Lockout Period.

Borrowings under the Credit Agreement bear interest at a rate derived from LIBOR for a one-month interest period plus an applicable margin of 3.75%, subject to adjustment if an event of default is continuing.

Our obligations under the Credit Agreement are guaranteed by Walker & Dunlop Multifamily, Inc., Walker & Dunlop, LLC and Walker & Dunlop Capital, LLC, each of which is our direct or indirect wholly owned subsidiary (together with us, the "Loan Parties"), pursuant to a Guarantee and Collateral Agreement entered into on the Closing Date among the Loan Parties and the lender (the "Guarantee and Collateral Agreement").

The Credit Agreement contains certain affirmative and negative covenants that are binding on the Loan Parties, including, but not limited to, restrictions (subject to specified exceptions) on the ability of the Loan Parties to create liens on their respective properties, assets or revenues, to make investments, to incur indebtedness, to merge, dissolve, liquidate or consolidate with or into another person, to make material dispositions, to pay certain dividends or related distributions, to prepay, redeem or defease prior to maturity certain indebtedness, to change the nature of their business, to enter into certain transactions with affiliates, to enter into certain burdensome agreements, to amend certain material documents or to change their respective names or fiscal years.

In addition, the Credit Agreement requires the Loan Parties to abide by certain financial covenants calculated for us and our subsidiaries on a consolidated basis. As of December 31, 2012, we were in compliance with all financial covenants of the Term Loan. The most significant financial covenants are summarized as follows:

- four-quarter EBITDA (as defined in the Credit Agreement and calculated to reflect the Acquisition on a pro forma basis) of not less than $35,000,000;
- debt service coverage ratio (as defined in the Credit Agreement and calculated excluding interest expense on warehouse credit lines) of not less than 3.0 to 1.0; and
- maximum ratio of Adjusted Funded Debt to Four-Quarter EBITDA (each as defined in the Credit Agreement) of (i) 4.0 to 1.0 for each of the fiscal quarters ending on September 30, 2012, December 31, 2012, March 31, 2013, and June 30, 2013 and (ii) 3.5 to 1.0 for the fiscal quarter ending September 30, 2013 and each fiscal quarter thereafter.

All of the notes payable, including the warehouse facilities, are senior obligations of the Company.

Credit Quality and Allowance for Risk-Sharing Obligations

The following table sets forth certain information useful in evaluating our credit performance.

(Dollars in thousands)	Year ended December 31, 2012	2011	2010
Key Credit Metrics			
Fannie Mae servicing portfolio:			
Fannie Mae Full Risk	$11,783,915	$ 6,560,506	$ 5,865,285
Fannie Mae Modified Risk	4,128,020	2,303,158	1,994,847
Fannie Mae No Risk	2,942,676	1,515,762	1,599,681
Total Fannie Mae	$18,854,611	$10,379,426	$ 9,459,813
Freddie Mac servicing portfolio:			
Freddie Mac Modified Risk	$ 69,018	$ —	$ —
Freddie Mac No Risk	9,045,203	3,189,565	2,467,567
Total Freddie Mac	$ 9,114,221	$ 3,189,565	$ 2,467,567
GNMA/HUD servicing portfolio:			
GNMA/HUD Full Risk	$ 4,988	$ —	$ —
GNMA/HUD No Risk	4,637,392	1,359,166	836,924
Total GNMA/HUD	$ 4,642,380	$ 1,359,166	$ 836,924
Capital markets and other servicing portfolio	$ 2,558,787	$ 1,850,128	$ 1,854,990
Total servicing portfolio unpaid principal balance	$35,169,999	$16,778,285	$14,619,294
At risk servicing portfolio(1)	$13,608,684	$ 7,500,752	$ 6,681,942
60+ Day delinquencies, within at risk portfolio	19,739	19,037	56,649
At risk loan balances associated with allowance for risk-sharing obligations(2)	$ 134,376	$ 158,969	$ 137,511
Allowance for risk-sharing obligations:			
Beginning balance	$ 14,917	$ 10,873	$ 5,552
Provision for risk-sharing obligations	3,140	4,724	7,469
Allowance for risk-sharing obligations, CWCapital acquisition	4,063	—	—
Net write-offs	(6,450)	(680)	(2,148)
Ending balance	$ 15,670	$ 14,917	$ 10,873
60+ Day delinquencies as a percentage of the at risk portfolio	0.15%	0.25%	0.85%
Provision for risk-sharing as a percentage of the at risk portfolio	0.02%	0.06%	0.11%
Allowance for risk-sharing as a percentage of the at risk portfolio	0.12%	0.20%	0.16%
Net write-offs as a percentage of the at risk portfolio	0.05%	0.01%	0.03%
Allowance for risk-sharing as a percentage of the specifically identified at risk balances	11.66%	9.38%	7.91%

(1) At-risk servicing portfolio is defined as the balance of Fannie Mae DUS loans subject to the risk-sharing formula described below, as well as an immaterial balance of Freddie Mac and GNMA/HUD loans on which we share in the risk of loss. Use of the at-risk portfolio provides for comparability of the full risk-sharing and modified risk-sharing loans because the provision and

allowance for risk-sharing obligations are based on the at-risk balances of the associated loans. Accordingly, we have presented the key statistics as a percentage of the at-risk portfolio.

For example, a $15 million loan with 50% DUS risk-sharing has the same potential risk exposure as a $7.5 million loan with full DUS risk-sharing. Accordingly, if the $15 million loan with 50% DUS risk-sharing was to default, the Company would view the overall loss as a percentage of the at-risk balance, or $7.5 million, to ensure comparability between all risk-sharing obligations. As of December 31, 2012, all of the Company's risk-sharing obligations that we have settled have been from full risk-sharing loans.

(2) There are loans within our servicing portfolio which are greater than 60 days delinquent, for which no allowance has been recorded. We do not anticipate recognizing a loss for these loans upon settlement of our risk-sharing obligation with Fannie Mae because our estimate of the value of the underlying collateral is greater than the unpaid principal balance of the associated loan.

Fannie Mae DUS risk-sharing obligations are based on a tiered formula. The risk-sharing tiers and amount of the risk-sharing obligations we absorb under full risk-sharing are provided below. Except as described in the following paragraph, the maximum amount of risk-sharing obligations we absorb is 20% of the unpaid principal balance of the loan at the time of default.

Risk-Sharing Tier	Percentage Absorbed by Us
First 5% of unpaid principal balance	100%
Next 20% of unpaid principal balance	25%
Losses Above 25% of unpaid principal balance	10%
Maximum lender loss	20% of unpaid principal balance

Fannie Mae can double or triple our risk-sharing obligation if the loan does not meet specific underwriting criteria or if a loan defaults within 12 months of its sale to Fannie Mae. We may request modified risk-sharing at the time of origination, which reduces our potential risk-sharing obligation from the levels described above.

We use several tools to manage our risk exposure under the Fannie Mae DUS risk-sharing program. These tools include maintaining a strong underwriting and approval process, evaluating and modifying our underwriting criteria given the underlying multifamily housing market fundamentals, limiting our geographic market and borrower exposures and electing the modified risk-sharing option under the Fannie Mae DUS program.

We monitor our underwriting criteria in light of changing economic and market conditions. In 2006, when we believed the CMBS issuers relaxed their underwriting criteria, we did not mirror those changes. Furthermore, in 2008, we strengthened our underwriting criteria in response to deteriorating market conditions. We believe these actions reduced our risk exposure under the Fannie Mae DUS risk sharing program; however, these actions also restricted growth in our origination volumes.

We may request modified risk-sharing based on such factors as the size of the loan, market conditions and loan pricing. Except for the Fannie Mae DUS loans acquired in the Column transaction, which were acquired subject to their existing Fannie Mae DUS risk-sharing levels, our current credit management policy is to cap the loan balance subject to full risk-sharing at $60.0 million. Accordingly, we currently elect to use modified risk-sharing for loans of more than $60.0 million in order to limit our maximum loss on any loan to $12.0 million (such exposure would occur in the event that the underlying collateral is determined to be completely without value at the time of loss).

A provision for risk-sharing obligations is recorded, and the allowance for risk-sharing obligations is increased, when it is probable that we have incurred risk-sharing obligations. The provisions historically have been for Fannie Mae loans with full risk-sharing. The amount of the provision considers our assessment of the likelihood of payment by the borrower, the value of the underlying collateral and the level of risk-sharing. Historically, the loss recognition occurs at or before the loan becoming 60 days delinquent. Our estimates of value are determined considering broker opinions and other sources of market value information relevant to underlying property and collateral. Risk-sharing obligations are written off against the allowance at final settlement with Fannie Mae.

As of December 31, 2012 and 2011, $19.7 million and $19.0 million, respectively, of our at risk balances were more than 60 days delinquent. For the years ended December 31, 2012, 2011 and 2010, our provisions for risk-sharing obligations were $3.1 million, $4.7 million and $7.5 million, respectively, or two basis points, six basis points and eleven basis points of the Fannie Mae at risk balance, respectively.

As of December 31, 2012 and December 31, 2011, our allowance for risk-sharing obligations was $15.7 million and $14.9 million, respectively, or 12 basis points and 20 basis points of the at risk balance, respectively. Our risk-sharing obligation with Fannie Mae requires, in the event of delinquency or default, that we advance principal and interest payments to Fannie Mae on behalf of the borrower. Advances made by us are used to reduce the proceeds required to settle any ultimate loss incurred. As of December 31, 2012, we have advanced $4.5 million of principal and interest payments on the loans associated with our $15.7 million allowance. Accordingly, if the $15.7 million in estimated losses is ultimately realized, the Company would be required to fund an additional $11.2 million. As of December 31, 2011, we had advanced $5.3 million of principal and interest payments on the loans associated with our $14.9 million allowance at that time.

For the ten-year period from January 1, 2003 through December 31, 2012, we recognized net write-offs of risk-sharing obligations of $8.3 million, or an average of one basis point annually of the average at risk Fannie Mae portfolio balance.

We have never been required to repurchase a loan.

Off-Balance Sheet Risk

We do not have any off-balance sheet arrangements.

Contractual Obligations

We have contractual obligations to make future payments on debt and lease agreements. Additionally, in the normal course of business, we enter into contractual arrangements whereby we commit to future purchases of products or services from unaffiliated parties. We also have a deferred compensation agreement with certain senior management officers.

Contractual payments due under warehouse facility obligations, long-term debt, and other obligations at December 31, 2012 are as follows (in thousands):

	Total	Due in 1 Year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due after 5 Years
Long-term debt(1)	$ 92,684	$ 11,423	$21,833	$59,428	$ —
Warehouse facilities(2)	1,086,169	1,086,169	—	—	—
Operating leases	34,572	4,112	8,084	6,484	15,892
Purchase obligations	1,409	602	807	—	—
Deferred compensation liability	941	941	—	—	—
Total	$1,215,775	$1,103,247	$30,724	$65,912	$15,892

(1) Includes interest at contractual interest rate for fixed rate loans and effective interest rate for variable rate loans.

(2) To be repaid from proceeds of loan sales. Includes interest at the effective interest rate for warehouse borrowings as of December 31, 2012.

New/Recent Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. ASU No. 2011-04 was issued to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU No. 2011-04 amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The adoption of ASU No. 2011-04 on January 1, 2012 expanded our disclosures regarding fair value measurements but did not have a material impact on our financial statement disclosures.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*. ASU No. 2011-05 allows an entity to have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU No. 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. The adoption of ASU No. 2011-05 on January 1, 2012 did not have a material impact on our financial statements.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment*. ASU No. 2011-08 permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. The adoption of ASU No. 2011-08 on January 1, 2012 did not have a material impact on our financial statements.

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. The ASU requires enhanced disclosures that will enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of the ASU. The FASB issued a subsequent ASU limiting the scope of ASU No. 2011-11 to derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending agreements subject to master netting arrangements or similar agreements. The ASU is effective for annual periods beginning on or after January 1, 2013 (and interim periods within those annual periods), with retrospective application required. We do not expect the adoption of ASU No. 2011-11 will have a material impact on our financial statements.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*. ASU No. 2012-02 allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. We do not expect the adoption of ASU No. 2012-02 will have a material impact on our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are not currently exposed to interest rate risk during the loan commitment, closing and delivery process. The sale or placement of each loan to an investor is negotiated prior to closing on the loan with the borrower, and the sale or placement is typically effectuated within 60 days of closing. The coupon rate for the loan is set after we have established the interest rate with the investor.

Some of our assets and liabilities are subject to changes in interest rates. Earnings from escrows are generally based on LIBOR. A 100 basis point increase or decrease in the average 30-day LIBOR would increase or decrease, respectively, our annual earnings by approximately $6.8 million based on our escrow balance as of December 31, 2012, compared to $2.2 million as of December 31, 2011. The borrowing cost of our warehouse facilities are based on LIBOR. A 100 basis point increase or decrease in the average 30-day LIBOR would decrease or increase, respectively, our annual net warehouse interest income by approximately $5.0 million based on our outstanding warehouse balance as of December 31, 2012, compared to $2.2 million as of December 31, 2011. All of our corporate debt is based on the average 30-day LIBOR. A 100 basis point increase or decrease in the average 30-day LIBOR would decrease or increase, respectively, our annual earnings by approximately $0.8 million based on our outstanding corporate debt as of December 31, 2012, compared to $0.2 million based on our outstanding corporate debt as of December 31, 2011.

The fair value of our MSRs is subject to market risk. A 100 basis point increase or decrease in the weighted average discount rate would decrease or increase, respectively, the fair value of our MSRs by approximately $11.0 million as of December 31, 2012, compared to $4.5 million as of December 31, 2011. Our Fannie Mae and Freddie Mac servicing engagements provide for make-whole payments in the event of a voluntary prepayment prior to the expiration of the prepayment protection period. Our servicing contracts with institutional investors and HUD do not require payment of a make-whole amount. As of December 31, 2012 and 2011, 88% and 92% of the service fees, respectively, are protected from the risk of prepayment through make-whole requirements; hence, we do not hedge our servicing portfolio for prepayment risk.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements of Walker & Dunlop, Inc. and notes related to the foregoing financial statements, together with the independent registered public accounting firm's reports thereon, listed in Item 15, are filed as part of this Annual Report on Form 10-K and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was performed under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934.

Based on that evaluation, the principal executive officer and principal financial officer concluded that the design and operation of these disclosure controls and procedures as of December 31, 2012 were effective to provide reasonable assurance that information required to be disclosed in our reports under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

There have been no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. Our internal control over financial reporting as of December 31, 2012 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

Item 9B. Other Information.

None

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

The information required by this item regarding directors, executive officers, corporate governance and our code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement for the Annual Stockholders Meeting to be held in 2013 (the "Proxy Statement") under the captions "Board of Directors and Corporate Governance," and "Executive Officer Biographies." The information required by this item regarding compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Voting Securities of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance." The information required by this Item 10 with respect to the availability of our code of ethics is provided in this Annual Report on Form 10-K. See "Available Information."

Item 11. Executive Compensation.

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Compensation Discussion and Analysis," "Compensation of Directors and Executive Officers," "Compensation Committee Report" and "Compensation Committee Interlocks and Insider Participation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information regarding security ownership of certain beneficial owners and management required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Voting Securities of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Item 13 is hereby incorporated by reference to the Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Audit Related Matters."

PART IV

Item 15. Exhibits and Financial Statement Schedules.

The following documents are filed as part of this report:

(a) Financial Statements

Walker & Dunlop, Inc. and Subsidiaries Consolidated Financial Statements

(b) Exhibits

Exhibit No.	Description
2.1	Contribution Agreement, dated as of October 29, 2010, by and among Mallory Walker, Howard W. Smith, William M. Walker, Taylor Walker, Richard C. Warner, Donna Mighty, Michael Yavinsky, Edward B. Hermes, Deborah A. Wilson and Walker & Dunlop, Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
2.2	Contribution Agreement, dated as of October 29, 2010, between Column Guaranteed LLC and Walker & Dunlop, Inc. (incorporated by reference to Exhibit 2.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
2.3	Amendment No. 1 to Contribution Agreement, dated as of December 13, 2010, by and between Walker & Dunlop, Inc. and Column Guaranteed LLC. (incorporated by reference to Exhibit 2.3 to Amendment No. 6 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 13, 2010)
2.4	Purchase Agreement, dated June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, CW Financial Services LLC and CWCapital LLC (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K/A filed on June 15, 2012)
3.1	Articles of Amendment and Restatement of Walker & Dunlop, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
3.2	Amended and Restated Bylaws of Walker & Dunlop, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed on September 10, 2012)
4.1	Specimen Common Stock Certificate of Walker & Dunlop, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on September 30, 2010)
4.2	Registration Rights Agreement, dated December 20, 2010, by and among Walker & Dunlop, Inc. and Mallory Walker, Taylor Walker, William M. Walker, Howard W. Smith, III, Richard C. Warner, Donna Mighty, Michael Yavinsky, Ted Hermes, Deborah A. Wilson and Column Guaranteed LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 27, 2010)
4.3	Stockholders Agreement, dated December 20, 2010, by and among William M. Walker, Mallory Walker, Column Guaranteed LLC and Walker & Dunlop, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 27, 2010)
4.4	Piggy Back Registration Rights Agreement, dated June 7, 2012, by and among Column Guaranteed, LLC, William M. Walker, Mallory Walker, Howard W. Smith, III, Deborah A. Wilson, Richard C. Warner, CW Financial Services LLC and Walker & Dunlop, Inc. (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2012)
4.5	Voting Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Mallory Walker, William M. Walker, Richard Warner, Deborah Wilson, Richard M. Lucas, and Howard W. Smith, III, and CW Financial Services LLC (incorporated by reference to Annex C of the Company's proxy statement filed on July 26, 2012)

Exhibit No.	Description
4.6	Voting Agreement, dated as of June 7, 2012, by and among Walker & Dunlop, Inc., Walker & Dunlop, LLC, Column Guaranteed, LLC and CW Financial Services LLC (incorporated by reference to Annex D of the Company's proxy statement filed on July 26, 2012)
10.1	Formation Agreement, dated January 30, 2009, by and among Green Park Financial Limited Partnership, Walker & Dunlop, Inc., Column Guaranteed LLC and Walker & Dunlop, LLC (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on August 4, 2010)
10.2†	Employment Agreement, dated October 27, 2010, between Walker & Dunlop, Inc. and William M. Walker (incorporated by reference to Exhibit 10.2 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
10.3†*	Amendment to the Employment Agreement between Walker & Dunlop, Inc. and William M. Walker, effective as of December 14, 2012
10.4†	Employment Agreement, dated October 27, 2010, between Walker & Dunlop, Inc. and Howard W. Smith, III (incorporated by reference to Exhibit 10.3 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
10.5†*	Amendment to the Employment Agreement between Walker & Dunlop, Inc. and Howard W. Smith, III effective as of December 14, 2012
10.6†	Employment Agreement, dated October 27, 2010, between Walker & Dunlop, Inc. and Deborah A. Wilson (incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
10.7†*	Amendment to the Employment Agreement between Walker & Dunlop, Inc. and Deborah A. Wilson, effective as of December 14, 2012
10.8†	Separation Agreement, dated December 17, 2012, by and between Walker & Dunlop, Inc. and Deborah A. Wilson (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2012)
10.9†	Employment Agreement, dated October 27, 2010, between Walker & Dunlop, Inc. and Richard Warner (incorporated by reference to Exhibit 10.5 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
10.10†*	Amendment to the Employment Agreement between Walker & Dunlop, Inc. and Richard Warner, effective as of December 14, 2012
10.11†	Employment Agreement, dated October 27, 2010, between Walker & Dunlop, Inc. and Richard M. Lucas (incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on December 1, 2010)
10.12†*	Amendment to the Employment Agreement between Walker & Dunlop, Inc. and Richard M. Lucas, effective as of December 14, 2012

Exhibit No.	Description
10.13†	Employment Agreement, dated March 3, 2013 between Walker & Dunlop, Inc. and Stephen P. Theobald (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 4, 2013)
10.14†	2010 Long Term Incentive Plan of Walker & Dunlop, LLC, dated January 1, 2010 (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on August 4, 2010)
10.15†	2010 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 30, 2012)
10.16†	Management Deferred Stock Unit Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 16, 2013)
10.17†	Management Deferred Stock Unit Purchase Matching Program (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 16, 2013)
10.18†	Form of Restricted Common Stock Award Agreement (Employee) (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2012)
10.19†	Form of Restricted Common Stock Award Agreement (Director) (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2012)
10.20†	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2012)
10.21†	Form of Incentive Stock Option Award Agreement (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2012)
10.22†*	Form of Deferred Stock Unit Award Agreement (Matching Program)
10.23†*	Form of Restricted Stock Unit Award Agreement (Matching Program)
10.24†*	Form of Deferred Stock Unit Award Agreement (Purchase Plan)
10.25†*	2012 Annual Bonus Plan
10.26†	Non-Executive Director Compensation Rates (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011)
10.27†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and William M. Walker (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.28†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and Mitchell M. Gaynor (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.29†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and Howard W. Smith, III (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)

Exhibit No.	Description
10.30†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and Deborah A. Wilson (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.31†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and John Rice (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.32†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and Richard M. Lucas (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.33†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and Edmund F. Taylor (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.34†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and Alan J. Bowers (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.35†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and Cynthia A. Hallenbeck (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.36†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and Dana L. Schmaltz (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.37†	Indemnification Agreement, dated December 20, 2010, by and among Walker and Dunlop Inc. and Richard C. Warner (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010)
10.38†*	Indemnification Agreement, dated November 2, 2012, by and among Walker and Dunlop Inc. and Andrew C. Florance
10.39†	Indemnification Agreement, dated March 3, 2013, between Walker & Dunlop, Inc. and Stephen P. Theobald (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on March 4, 2013)
10.40†*	Indemnification Agreement, dated November 2, 2012, by and among Walker and Dunlop Inc. and Michael D. Malone
10.41	Warehousing Credit and Security Agreement, dated as of June 30, 2010, between Walker & Dunlop, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.26 to the Company's Registration Statement on Form S-1 (File No. 333-168535) filed on August 4, 2010)
10.42	First Amendment to Warehousing Credit and Security Agreement, dated May 12, 2011, by and between Walker & Dunlop, LLC and PNC Bank, National Association (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011)
10.43	Second Amendment to Warehousing Credit and Security Agreement, dated June 29, 2011, by and between Walker & Dunlop, LLC (as borrower) and PNC Bank, National Association (as lender) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 5, 2011)

Exhibit No.	Description
10.44	Third Amendment to Warehousing Credit and Security Agreement, dated March 8, 2012, by and between Walker & Dunlop, LLC (as borrower) and PNC Bank, National Association (as lender) (incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K for the year ended December 31, 2011)
10.45	Fourth Amendment to Warehousing Credit and Security Agreement, dated as of September 4, 2012, by and between Walker & Dunlop, LLC, as borrower, and PNC Bank, National Association, as lender (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.46	Fifth Amendment to Warehousing Credit and Security Agreement, dated as of January 25, 2013, by and between Walker & Dunlop, LLC, as borrower, and PNC Bank, National Association, as lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 29, 2013)
10.47	Warehousing Credit and Security Agreement, dated July 21, 2011 between W&D Interim Lender LLC (as borrower), Walker & Dunlop, Inc. (as guarantor) and TD Bank, N.A. (as lender and administrative agent) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 25, 2011)
10.48	Repayment Guaranty, dated July 21, 2011, by Walker & Dunlop, Inc. (as guarantor) in favor of TD Bank, N.A. (as lender and administrative agent) (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on July 25, 2011)
10.49	Promissory Note, dated July 21, 2011, by W&D Interim Lender LLC (as borrower) and TD Bank, N.A. (as lender and administrative agent) (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on July 25, 2011)
10.50	Closing Side Letter, dated as of September 4, 2012, by and among Walker & Dunlop, Inc., CW Financial Services LLC and CWCapital LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.51	Registration Rights Agreement, dated as of September 4, 2012, by and between Walker & Dunlop, Inc. and CW Financial Services LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.52	Closing Agreement, dated as of September 4, 2012, by and among Walker & Dunlop, Inc., CW Financial Services LLC and CWCapital LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.53	Transfer and Joinder Agreement, dated as of September 4, 2012, by and among the Walker & Dunlop, Inc., CW Financial Services LLC and Galaxy Acquisition LLC (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.54	Credit Agreement, dated as of September 4, 2012, by and among Walker & Dunlop, Inc., as borrower, Walker & Dunlop Multifamily, Inc., Walker & Dunlop, LLC, and Walker & Dunlop Capital, LLC, as guarantors, the lenders referred to therein, and Bank of America, N.A., as administrative agent and collateral agent for the lenders (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on September 10, 2012)

Exhibit No.	Description
10.55	Modification Agreement, dated as of February 1, 2013, by and among Bank of America, N.A., as administrative agent, collateral agent and lender, Walker & Dunlop, Inc., as borrower, and Walker & Dunlop Multifamily, Inc., Walker & Dunlop, LLC, and Walker & Dunlop Capital, LLC, as guarantors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 7, 2013)
10.56	Warehousing Credit and Security Agreement, dated as of September 4, 2012, by and among Walker & Dunlop, LLC, as borrower, Bank of America, N.A. and the other lenders party thereto from time to time, and Bank of America, N.A., as administrative agent for itself and the other lenders (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on September 10, 2012)
10.57	First Amendment to Warehousing Credit and Security Agreement, dated as of December 6, 2012, by and among Walker & Dunlop, LLC, as borrower, Bank of America, N.A., as credit agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 12, 2012)
10.58	Second Amendment to Warehousing Credit and Security Agreement, dated as of February 1, 2013, by and among Walker & Dunlop, LLC, as borrower, and Bank of America, N.A., as credit agent and the lenders party thereto. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 7, 2013)
10.59	Temporary Increase Agreement, dated September 28, 2012, by and between Walker & Dunlop, LLC, as borrower and Bank of America, N.A. as credit agent and lender (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 2, 2012)
10.60	Warehousing Credit and Security Agreement, dated as of October 5, 2012, by and among W&D Interim Lender II LLC, as borrower, Walker & Dunlop, Inc. as guarantor, Bank of America, N.A. and the other lenders party thereto from time to time, and Bank of America, N.A., as administrative agent for itself and the other lenders (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 12, 2012)
10.61	Promissory Note, dated October 5, 2012, of W&D Interim Lender II LLC in favor of Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 12, 2012)
10.62	Guaranty of Walker & Dunlop, Inc., dated as of October 5, 2012, in favor of Bank of America, N.A. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on October 12, 2012).
10.63	Pledge and Security Agreement of Walker & Dunlop, Inc., dated as of October 5, 2012, in favor of Bank of America, N.A. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on October 12, 2012)
21*	List of Subsidiaries of the Company, as of December 31, 2012
23*	Consent of KPMG LLP (Independent Registered Public Accounting Firm)
31.1*	Certification of Walker & Dunlop's Chief Executive Offer Pursuant to Rule 13a-14(a)
31.2*	Certification of Walker & Dunlop's Chief Financial Offer Pursuant to Rule 13a-14(a)

Exhibit No.	Description
32*	Certification of Walker & Dunlop's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.1#	XBRL Instance Document
101.2#	XBRL Taxonomy Extension Schema Document
101.3#	XBRL Taxonomy Extension Calculation Linkbase Document
101.4#	XBRL Taxonomy Extension Definition Linkbase Document
101.5#	XBRL Taxonomy Extension Label Linkbase Document
101.6#	XBRL Taxonomy Extension Presentation Linkbase Document

† Denotes a management contract or compensation plan, contract or arrangement.

* Filed herewith.

Furnished, not filed.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Walker & Dunlop, Inc.

By: /s/ WILLIAM M. WALKER

William M. Walker
Chairman, President and Chief Executive Officer

Date: March 18, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ WILLIAM M. WALKER William M. Walker	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 18, 2013
/s/ ALAN J. BOWERS Alan J. Bowers	Director	March 18, 2013
/s/ ANDREW C. FLORENCE Andrew C. Florence	Director	March 18, 2013
/s/ MITCHELL M. GAYNOR Mitchell M. Gaynor	Director	March 18, 2013
/s/ CYNTHIA A. HALLENBECK Cynthia A. Hallenbeck	Director	March 18, 2013
/s/ MICHAEL D. MALONE Michael D. Malone	Director	March 18, 2013
/s/ JOHN RICE John Rice	Director	March 18, 2013

Signature	Title	Date
/s/ DANA L. SCHMALTZ Dana L. Schmaltz	Director	March 18, 2013
/s/ HOWARD W. SMITH, III Howard W. Smith, III	Executive Vice President, Chief Operating Officer and Director	March 18, 2013
/s/ EDMUND F. TAYLOR Edmund F. Taylor	Director	March 18, 2013
/s/ DEBORAH A. WILSON Deborah A. Wilson	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	March 18, 2013

INDEX TO THE FINANCIAL STATEMENTS

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Walker & Dunlop, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Walker & Dunlop, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walker & Dunlop, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Walker & Dunlop, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2013, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

McLean, Virginia

March 18, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Walker & Dunlop, Inc.:

We have audited Walker & Dunlop, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Walker & Dunlop, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Walker & Dunlop, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Walker & Dunlop, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated March 18, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

McLean, Virginia

March 18, 2013

Walker & Dunlop, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2012 and 2011

(In thousands, except share and per share data)

	December 31, 2012	December 31, 2011
Assets		
Cash and cash equivalents	$ 65,027	$ 53,817
Restricted cash	7,130	7,164
Pledged securities, at fair value	33,481	18,959
Loans held for sale, at fair value	1,101,561	268,167
Loans held for investment	9,468	—
Servicing fees and other receivables, net	40,933	18,501
Derivative assets	21,258	10,638
Mortgage servicing rights	315,524	137,079
Goodwill	59,735	—
Intangible assets	4,644	1,196
Other assets	29,872	7,075
Total assets	$1,688,633	$522,596
Liabilities and Equity		
Liabilities		
Accounts payable and other accruals	$ 66,763	$ 36,414
Performance deposits from borrowers	9,503	10,425
Derivative liabilities	867	5,223
Guaranty obligation, net of accumulated amortization	21,155	9,921
Allowance for risk-sharing obligations	15,670	14,917
Deferred tax liability	56,035	39,749
Warehouse notes payable	1,084,539	218,426
Notes payable	80,925	23,869
Total liabilities	$1,335,457	$358,944
Equity		
Stockholders' equity:		
Preferred shares, 50,000,000 authorized, none issued	$ —	$ —
Common stock, $0.01 par value. Authorized 200,000,000; issued and outstanding 33,567,730 in 2012 and 21,748,598 in 2011	336	217
Additional paid-in capital	236,823	81,190
Retained earnings	116,017	82,245
Total stockholders' equity	$ 353,176	$163,652
Commitments and contingencies (note 12)		
Total liabilities and stockholders' equity	$1,688,633	$522,596

See accompanying notes to consolidated financial statements.

Walker & Dunlop, Inc. and Subsidiaries

Consolidated Statements of Income

Years ended December 31, 2012, 2011 and 2010

(In thousands, except share and per share data)

	2012	2011	2010
Revenues			
Gains from mortgage banking activities	$ 186,543	$ 102,712	$ 85,203
Servicing fees	52,207	33,581	27,024
Net warehouse interest income	4,668	4,198	3,586
Escrow earnings and other interest income	2,965	1,474	2,056
Other	10,387	10,385	3,965
Total revenues	$ 256,770	$ 152,350	$ 121,834
Expenses			
Personnel	$ 109,037	$ 51,162	$ 42,459
Amortization and depreciation	38,673	22,444	16,827
Amortization of intangible assets	15,252	70	132
Provision for risk-sharing obligations	3,140	4,724	7,469
Interest expense on corporate debt	1,649	823	1,334
Other operating expenses	33,249	16,466	13,471
Total expenses	$ 201,000	$ 95,689	$ 81,692
Income from operations before income taxes	$ 55,770	56,661	$ 40,142
Income tax expense	21,998	21,797	31,915
Net income	$ 33,772	$ 34,864	$ 8,227
Basic earnings per share	$ 1.32	$ 1.61	$ 0.55
Diluted earnings per share	$ 1.31	$ 1.60	$ 0.55
Basic weighted average shares outstanding	25,545,028	21,621,534	15,033,741
Diluted weighted average shares outstanding	25,845,015	21,747,672	15,036,411
Pro forma net income data (unaudited)			
Income from operations, as reported			$ 40,142
Pro forma adjustments for income tax expense			15,535
Pro forma net income			$ 24,607
Pro forma basic and diluted earnings per share			$ 1.64

See accompanying notes to consolidated financial statements.

Walker & Dunlop, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2012, 2011 and 2010

(In thousands, except share data)

	Common stock		Additional Paid-In Capital	Retained Earnings	Members' Interests Acquired, at Cost	Total Stockholders' Equity
	Shares	Amount				
Balances at December 31, 2009	14,741,504	$147	$ 28,508	$ 50,982	$(9,826)	$ 69,811
Net income	—	—	—	8,227	—	8,227
Equity receivables collected	—	—	173	—	—	173
Cash distributed to Column	—	—	(159)	—	—	(159)
Distributions to members	—	—	—	(11,828)	—	(11,828)
Formation transaction including stock split	—	—	(9,826)	—	9,826	—
Issuance of common stock	6,666,667	67	58,302	—	—	58,369
Stock-based compensation	—	—	49	—	—	49
Balances at December 31, 2010	21,408,171	$214	$ 77,047	$ 47,381	$ —	$124,642
Net income	—	—	—	34,864	—	34,864
Issuance of common stock	221,292	2	2,051	—	—	2,053
Stock-based compensation	—	—	2,422	—	—	2,422
Issuance of common stock in connection with equity compensation plans	157,608	1	—	—	—	1
Repurchase and retirement of common stock	(38,473)	—	(473)	—	—	(473)
Tax benefit from vesting of restricted shares	—	—	143	—	—	143
Balances at December 31, 2011	21,748,598	$217	$ 81,190	$ 82,245	$ —	$163,652
Net income	—	—	—	33,772	—	33,772
Stock-based compensation	—	—	5,176	—	—	5,176
Issuance of common stock in connection with equity compensation plans	220,236	2	373	—	—	375
Issuance of common stock in connection with the acquisition of CWCapital LLC	11,647,255	117	150,581	—	—	150,698
Repurchase and retirement of common stock	(48,359)	—	(741)	—	—	(741)
Tax benefit from vesting of restricted shares	—	—	244	—	—	244
Balances at December 31, 2012	33,567,730	$336	$236,823	$116,017	$ —	$353,176

See accompanying notes to consolidated financial statements.

Walker & Dunlop, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In thousands)

	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 33,772	$ 34,864	$ 8,227
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Gain attributable to fair value of future servicing rights, net of guaranty obligation	(92,594)	(54,301)	(43,052)
Gain attributable to fair value of premiums and origination fees	(14,062)	(3,231)	257
Gain on sale of MSR, less prepayment MSR	—	316	—
Provision for risk-sharing obligations	3,140	4,724	7,469
Amortization and depreciation	53,925	22,514	16,959
Originations of loans held for sale	(5,590,067)	(3,271,731)	(2,534,883)
Sales of loans to third parties	4,768,155	3,311,383	2,335,548
Stock compensation	5,176	2,422	49
Tax benefit from vesting of equity awards	(244)	(143)	—
Amortization of deferred loan fees and costs	(45)	—	—
Cash allowance received from landlord	1,951	—	—
Cash paid to settle risk-sharing obligations	(4,633)	(680)	(2,148)
Deferred tax expense	16,286	9,523	30,226
Cash received from the sale of assets acquired	6,828	—	—
Changes in:			
Restricted cash and pledged securities	(4,831)	(7,262)	298
Servicing fees and other receivables	(14,550)	(5,179)	1,463
Intangible and other assets	(13,596)	(433)	(73)
Accounts payable and other accruals	7,128	10,820	6,984
Performance deposits from borrowers	(922)	4,455	1,385
Net cash provided by (used in) operating activities	$ (839,183)	$ 58,061	$ (171,291)
Cash flows from investing activities:			
Capital expenditures	$ (4,599)	$ (3,758)	$ (586)
Acquisition of CWCapital LLC, net of cash acquired and other assets	(208,109)	—	—
Net increase in loans held for investment	(9,423)	—	—
Net cash used in investing activities	$ (222,131)	$ (3,758)	$ (586)
Cash flows from financing activities:			
Borrowings (repayments) of warehouse notes payable, net	$ 866,113	$ (29,993)	$ 151,807
Borrowings (repayments) of notes payable, net	57,056	(3,752)	(5,340)
Debt issuance costs	(1,221)	—	—
Distributions to former members	—	(1,750)	(10,078)
Cash distributed to Column Guaranteed, LLC	—	—	(159)
Proceeds from issuance of common stock	151,073	2,054	58,369
Repurchase of common stock	(741)	(473)	—
Tax benefit from vesting of restricted shares	244	143	—
Other, net	—	—	173
Net cash provided by (used in) financing activities	$ 1,072,524	$ (33,771)	$ 194,772
Net increase in cash and cash equivalents	$ 11,210	$ 20,532	$ 22,895
Cash and cash equivalents at beginning of year	53,817	33,285	10,390
Cash and cash equivalents at end of year	$ 65,027	$ 53,817	$ 33,285
Supplemental Disclosure of Cash Flow Information:			
Cash paid to third parties for interest	$ 11,922	$ 4,662	$ 5,164
Cash paid for taxes	$ 14,329	$ 12,045	$ —
Distributions declared, not paid	$ —	$ —	$ 1,750

See accompanying notes to consolidated financial statements.

NOTE 1—ORGANIZATION

These financial statements represent the consolidated financial position and results of operations of Walker & Dunlop, Inc. and its subsidiaries. Unless the context otherwise requires, references to "we," "us," "our" "Walker & Dunlop" and the "Company" mean the Walker & Dunlop consolidated companies.

Concurrently with the closing of the Company's initial public offering in December 2010, the investors in the Walker & Dunlop predecessor entities individually and collectively combined the predecessor entities, which had been previously operated and reported as companies under common control (the "Formation Transaction", see Note 9). These investors exchanged their member interests for their pro rata interest, adjusted for company specific debt included in the transaction, in 14,741,504 shares in the newly formed company, Walker & Dunlop. This transaction was reported for accounting purposes as a combination of companies under common control and the stock issuance was reported as a stock-split. In accordance with U.S. GAAP, all financial reports have been prepared as if the combination of the companies under common control and subsequent stock split had occurred prior to the earliest period presented; certain amounts have been reclassified to conform to the new presentation. The predecessor companies continue to exist as wholly owned subsidiaries of the Company.

Walker & Dunlop is one of the leading commercial real estate finance companies in the United States, with a primary focus on multifamily lending. The Company originates, sells and services a range of multifamily and other commercial real estate financing products. The Company's clients are owners and developers of commercial real estate across the country. The Company originates and sells loans pursuant to the programs of the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac," and together with Fannie Mae, the government-sponsored enterprises, or the "GSEs"), the Government National Mortgage Association ("Ginnie Mae") and the Federal Housing Administration, a division of the U.S. Department of Housing and Urban Development (together with Ginnie Mae, "HUD"), with which Walker & Dunlop has long-established relationships. The Company retains servicing rights and asset management responsibilities on nearly all loans that it sells to GSEs and HUD. Walker & Dunlop is approved as a Fannie Mae Delegated Underwriting and Servicing ("DUS"™) lender nationally, a Freddie Mac Program Plus lender in 22 states and the District of Columbia, a Freddie Mac targeted affordable housing seller/servicer, a HUD Multifamily Accelerated Processing ("MAP") lender nationally, a HUD Section 232 LEAN lender nationally, and a Ginnie Mae issuer. The Company also originates and services loans for a number of life insurance companies and other institutional investors, in which cases it does not fund the loan but rather acts as a loan broker.

The Company offers its borrowers an interim loan program offering floating-rate debt, for terms of up to two years, to experienced borrowers seeking to acquire or reposition multifamily properties that do not currently qualify for permanent financing. The Company closed its first loans under this program in 2012. The Company underwrites all loans originated through the program. During the time they are outstanding, the Company assumes the full risk of loss on the loans. In addition, the Company services and asset-manages loans originated through the program, with the ultimate goal of providing permanent financing on the properties. These loans are classified as held for investment on the Company's balance sheet during such time that they are outstanding.

On September 4, 2012, the Company closed its acquisition of CWCapital, LLC ("CWCapital"), at which time the total consideration transferred was valued at approximately $231.1 million, consisting of

NOTE 1—ORGANIZATION (Continued)

$80.0 million in cash and the Company's issuance in a private placement to CW Financial Services, LLC ("CW Financial") approximately 11.6 million shares of common stock valued at approximately $151.1 million (the "Acquisition"). Upon closing of the Acquisition, CWCapital became an indirect wholly owned subsidiary of the Company and was renamed Walker & Dunlop Capital, LLC. By virtue of the Company's ownership of CWCapital, the Company also acquired a 50% ownership in ARA Finance LLC, a joint venture with ARA Finco LLC, in which ARA Finco LLC owns the remaining 50% of ARA Finance LLC. The Company does not have the ability to direct the activities of ARA Finance LLC; therefore, the Company accounts for its investment in ARA Finance LLC under the equity method of accounting. The activities of ARA Finance LLC were immaterial to the financial statements for the period starting with the date of acquisition and ended December 31, 2012.

W&D Balanced Real Estate Fund I GP, LLC, a wholly owned subsidiary, has a general partnership interest in a partnership that invests in commercial real estate. The Company can be removed as general partner at the sole discretion of one of the limited partners; therefore, this investment is accounted for using the equity method of accounting Walker & Dunlop Real Estate Opportunity Fund I Manager, LLC, a wholly owned subsidiary, is the managing member of a limited liability company that invests in commercial real estate. The Company can be removed as the managing member at the sole discretion of one of the members; therefore, this investment is accounted for using the equity method of accounting. In their respective capacities as general partner and managing member, the wholly owned subsidiaries of the Company earn fees pursuant to corporate services agreements under which they provide consulting and overhead services to the partnership and limited liability company.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of the Company as defined in Note 1. All material intercompany transactions have been eliminated. The Company has evaluated all subsequent events.

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including guaranty obligations, capitalized mortgage servicing rights, derivative instruments and hedging relationships, and the disclosure of contingent assets and liabilities. Actual results may vary from these estimates.

Comprehensive Income—For the years ended December 31, 2012, 2011, and 2010, comprehensive income equaled net income; therefore, a separate statement of comprehensive income is not included in the accompanying consolidated financial statements.

Cash and Cash Equivalents—The term cash and cash equivalents, as used in the accompanying consolidated financial statements, includes currency on hand, demand deposits with financial institutions, and short-term, highly liquid investments purchased with a maturity of three months or less. The Company had no cash equivalents as of December 31, 2012 and 2011.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Restricted Cash—Restricted cash primarily represents good faith deposits. The composition of restricted cash at December 31, 2012 and 2011 is as follows (in thousands):

	As of December 31,	
	2012	2011
Good faith customer deposits	$6,990	$7,118
Sublease Deposits	45	—
Employee flex deposits	95	46
	$7,130	$7,164

Pledged Securities and Cash—As security for its GSE risk-sharing obligations (Notes 7 and 12), certain securities and cash have been pledged to the benefit of Fannie Mae and Freddie Mac, respectively, to secure the Company's risk-sharing obligations. The balances for these pledged securities and cash at December 31, 2012 and 2011 are as follows (in thousands):

	As of December 31,		
Investment	2012	2011	Maturity Date
Fidelity Institutional Money Market Government Portfolio—Class I	$32,326	$18,959	—
Pledged cash	1,155	—	—
	$33,481	$18,959	

The pledged securities as of December 31, 2012 consist of a highly liquid investment valued using quoted market prices from recent trades.

Servicing Fees and Other Receivables, net—Servicing fees and accounts receivable, net represents amounts currently due to the Company pursuant to contractual servicing agreements, investor good faith deposits held in escrow by others, general accounts receivable, and advances of principal and interest payments and tax and insurance escrow amounts up to 5% of the unpaid principal balance of a loan if the borrower is delinquent in making loan payments, to the extent such amounts are determined to be reimbursable and recoverable. These advances may be used to offset any losses incurred under the Company's risk sharing obligation with Fannie Mae.

Concentrations of Credit Risk—Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, loans held for sale and derivative financial instruments.

The Company places the cash and temporary investments with high-credit-quality financial institutions and believes no significant credit risk exists. The counterparties to the loans held for sale and funding commitments are owners of residential multifamily properties located throughout the United States. Mortgage loans are generally transferred or sold within 60 days from the date that a mortgage loan is funded. There is no material counterparty risk with respect to the Company's funding commitments as each potential borrower must make a non-refundable good faith deposit when the funding commitment is executed. The counterparty to the forward sale is generally an investment bank. There is a risk that the purchase price agreed to by the investor will be reduced in the event of a late

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

delivery. The risk for non-delivery of a loan primarily results from the risk that a borrower does not close on the funding commitment in a timely manner. This risk is generally a risk mitigated by the non-refundable good faith deposit.

Business Combinations and Goodwill—The Company accounts for business combinations using the acquisition method of accounting, under which the purchase price of the acquisition is allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date. The Company recognizes identifiable assets acquired and liabilities (both specific and contingent) assumed at their fair values at the acquisition date. Furthermore, acquisition-related costs, such as due diligence, legal and accounting fees, are not capitalized or applied in determining the fair value of the acquired assets. The excess of the purchase price over the assets acquired, identifiable intangible assets and liabilities assumed is recognized as goodwill. During the measurement period, the Company records adjustments to the assets acquired and liabilities assumed with corresponding adjustment to goodwill. After the measurement period, which could be up to one year after the transaction date, subsequent adjustments are recorded to the Company's consolidated statement of operations.

The Company does not amortize goodwill; instead, it evaluates goodwill for impairment annually. In addition to the annual impairment evaluation, the Company evaluates whether events or circumstances have occurred in the period subsequent to the annual impairment testing which indicate that it is more likely than not an impairment loss has occurred. The Company performed its annual impairment testing as of October 1, 2012. Using the qualitative assessment method as permitted by U.S. Generally Accepted Accounting Principles ("GAAP"), the Company concluded that it was not more likely than not that the fair value of the goodwill was less than the carrying amount.

Intangible Assets—Intangible assets consist of the mortgage pipeline intangible asset ("mortgage pipeline") and other immaterial intangible assets. The mortgage pipeline was acquired in connection with the acquisition of CWCapital. At the date of acquisition, this asset represented the fair value of mortgage loan applications in process but not rate locked. The Company evaluates identified intangibles for impairment annually or if other events or circumstances indicate that the carrying value may be impaired. The Company recognizes amortization related to the mortgage pipeline when a loan included in the mortgage pipeline is rate locked or is no longer probable of rate locking.

Derivative Assets and Liabilities—Certain loan commitments and forward sales commitments meet the definition of a derivative and are recorded at fair value in the consolidated balance sheets. The estimated fair value of loan commitments includes the value of loan origination fees and premiums on anticipated sale of the loan, net of co-broker fees, and the fair value of the expected net future cash flows associated with the servicing of the loan, net of any estimated net future cash flows associated with the risk-sharing obligation. The estimated fair value of forward sale commitments includes the effects of interest rate movements between the trade date and balance sheet date. Adjustments to fair value are reflected as a component of income.

Loans Held for Sale—Loans held for sale represent originated loans that are generally transferred or sold within 60 days from the date that a mortgage loan is funded. The Company initially measures all originated loans at fair value. Subsequent to initial measurement, the Company measures all mortgage loans at fair value, unless the Company documents at the time the loan is originated that it will measure the specific loan at the lower of cost or fair market value for the life of the loan. Electing

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to use fair value allows a better offset of the change in fair value of the loan and the change in fair value of the derivative instruments used as economic hedges. During the period prior to its sale, interest income on a loan held for sale is calculated in accordance with the terms of the individual loan. There were no loans held for sale that were valued at the lower of cost or market or on a non-accrual status at December 31, 2012 and December 31, 2011.

Gains from Mortgage Banking Activities—Mortgage banking activity income is recognized when the Company records a derivative asset upon the commitment to originate a loan with a borrower and sell the loan to an investor. This commitment asset is recognized at fair value, which reflects the fair value of the contractual loan origination related fees and sale premiums, net of co-broker fees, and the estimated fair value of the expected net future cash flows associated with the servicing of the loan net of the estimated net future cash flows associated with any risk-sharing obligations. Loans originated in a brokerage capacity tend to have lower origination fees because they often require less time to execute, there is more competition for brokerage assignments and because the borrower will also have to pay an origination fee to the ultimate institutional lender. Also included in gains from mortgage banking activities are changes to the fair value of loan commitments, forward sale commitments, and loans held for sale that occur during their respective holding periods. Upon sale of the loans, no gains or losses are recognized as such loans are recorded at fair value during their holding periods. Mortgage servicing rights and guaranty obligations are recognized as assets or liabilities, respectively, upon the sale of the loans.

The co-broker fees for the years ended December 31, 2012, 2011, and 2010 were $28.8 million, $22.9 million and $15.4 million, respectively.

Transfer of financial assets is reported as a sale when (a) the transferor surrenders control over those assets and (b) consideration other than beneficial interests in the transferred assets is received in exchange. The transferor is considered to have surrendered control over transferred assets if, and only if, certain conditions are met. The Company has determined that all loans sold have met these specific conditions and accounts for all transfers of mortgage loans and mortgage participations as completed sales.

When a mortgage loan is sold, the Company retains the right to service the loan and initially recognizes the mortgage servicing right ("MSR") at fair value. Subsequent to the initial measurement date, mortgage servicing assets are amortized using the effective interest method.

Servicing Fees—Fees for servicing mortgage loans are recorded as revenue over the lives of the related mortgage loans.

Amortization and Depreciation—Amortization expense principally relates to mortgage servicing rights (Note 6) which is recognized in proportion to, and over the period, that net servicing income is expected to be received using the effective interest method.

Guaranty obligation and allowance for risk-sharing obligations—When a loan is sold under the Fannie Mae DUS program, the Company undertakes an obligation to partially guarantee the performance of the loan. At inception, a liability for the fair value of the obligation undertaken in issuing the guaranty is recognized. The fair value includes the Company's obligation to stand ready to perform over the term of the guaranty (the non-contingent guaranty), and the Company's obligation to make future payments should those triggering events or conditions occur (contingent guaranty).

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Historically the contingent guaranty recognized at inception has been de minimis. In determining the fair value of the guaranty obligation, the Company considered the risk profile of the collateral, historical loss experience, and various market indicators. Generally, the estimated fair value of the guaranty obligation is based on the present value of the future cash flows expected to be paid under the guaranty over the estimated life of the loan (historically three to five basis points per year) discounted using a 12-15 percent discount rate. The discount rate and estimated life used are consistent with those used for the calculation of the MSR for each loan.

Subsequent to the initial measurement date, the liability is amortized over the life of the guaranty period using the straight-line method. The Company evaluates the allowance for risk-sharing obligations by monitoring the performance of each loan for events or conditions which may signal a potential default. In instances where payment under the guaranty on a specific loan is determined to be probable and estimable, the Company would record an additional liability for the estimated allowance for risk-sharing through a charge to the provision for risk-sharing obligations, along with a write-off of the associated loan-specific MSR (Note 6).

Deferred Bonuses—Certain members of senior management are eligible to receive bonus compensation if certain financial performance targets are met over specified annual and multi-year periods and they are employed at the end of those respective periods. Compensation expense is recognized ratably over the vesting period. If the officer ceases to be employed by the Company, the accrued liability is reduced to zero and recorded as a reduction of current year compensation expense.

Loans Held for Investment—Loans held for investment are interim loans originated by the Company for properties that currently do not qualify for permanent GSE or HUD financing. These loans have a maximum term of two years. The loans are carried at their unpaid principal balances adjusted for net unamortized loan fees and costs, and net of any allowance for loan losses. Interest income is accrued based on the actual coupon rate and is recognized as revenue when earned and deemed collectible.

The Company uses the interest method to determine an effective yield to amortize the loan fees and costs on real estate loans held for investment. The Company uses the initial coupon interest rate of the loans (without regard to future changes in the underlying indices) and anticipated principal payments, if any, to determine periodic amortization.

The Company will reclassify loans held-for-investment as loans held-for-sale if it determines that the loans will be sold or transferred to third parties.

Share-Based Payment—The Company recognizes compensation costs for all share-based payment awards made to employees and directors, including restricted stock, employee stock options and other forms of equity compensation based on the grant date fair value.

Under the Walker & Dunlop, Inc. 2010 Equity Incentive Plan, as amended, the Company granted restricted stock, unrestricted stock and stock option awards. Restricted stock awards were granted without cost to the Company's officers, employees and non-employee directors, for which the fair value of the award was calculated as the difference between the market value of the Company's common stock on the date of grant and the purchase price to be paid by the grantee. The Company's stock option and restricted stock awards for its officers and employees vest, predicated on continued

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

employment, satisfaction of performance conditions, or a combination of both. Restricted stock awards for non-employee directors fully vest after one year.

Stock option awards were granted to officers and certain other employees, with an exercise price equal to the closing price of the Company's common stock on the date of the grant, and were granted for a ten-year term, vesting ratably over three years dependent solely on continued employment. To estimate the grant-date fair value of stock options, the Company uses the Black-Scholes pricing model. The Black-Scholes model estimates the per share fair value of an option on its date of grant based on the following inputs: the option's exercise price, the price of the underlying stock on the date of the grant, the estimated option term, the estimated dividend yield, a "risk-free" interest rate and the expected volatility. For the "risk-free" rate, the Company uses a U.S. Treasury strip due in a number of years equal to the option's expected term. To determine the expected volatility, the Company has calculated the volatility of the common stock price of a group of peer companies, as the Company has insufficient historical data for its common stock at this time to develop an expectation of volatility over the expected term of the options granted solely based on the historical volatility of its own common stock.

Compensation expense is adjusted for estimated forfeitures and is recognized on a straight-line basis, for the entire award, over the requisite service period of the award. Forfeiture assumptions are evaluated on a quarterly basis and updated as necessary. Compensation is recognized within the income statement as "personnel" expense, the same expense line as the cash compensation paid to the respective employees.

Other Operating Expenses—Other operating expenses consist primarily of marketing fees, professional fees, travel, entertainment, and office expenses (Note 19). Included within other operating expense for the year ended December 31, 2012 are certain non-recurring costs associated with the Acquisition.

Income Taxes—The Company files income tax returns in the applicable U.S. federal, state and local jurisdictions and generally is subject to examination by the respective jurisdictions for three years from the filing of a tax return. The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in earnings in the period when the new rate is enacted.

Deferred tax assets are recognized only to the extent that it is more likely than not that they will be realizable based on consideration of available evidence, including future reversals of existing taxable temporary differences, projected future taxable income and tax planning strategies. Net deferred tax liabilities are included in "Accounts payable and other accrued expenses" in the accompanying condensed consolidated balance sheets.

The Company had no accruals for tax uncertainties as of December 31, 2012 and 2011.

Net Warehouse Interest Income—The Company presents warehouse interest income net of warehouse interest expense. Warehouse interest income is the interest earned from loans that are held

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

for sale and those held for investment. Substantially all loans that are held for sale are financed with matched borrowings under our warehouse facilities incurred to fund a specific loan held for sale. Warehouse interest expense is incurred on borrowings used to fund loans solely while they are held for sale or for investment. Warehouse interest income and expense are earned or incurred on loans held for sale after a loan is closed and before a loan is sold. Warehouse interest income and expense are earned or incurred on loans held for investment after a loan is closed and before a loan is repaid. Included in net warehouse interest income for the three years ended December 31, 2012, 2011 and 2010 are the following components (in thousands):

	For the year ended December 31,		
	2012	2011	2010
Warehouse interest income	$17,361	$10,198	$8,427
Warehouse interest expense	12,693	6,000	4,841
Warehouse interest income, net	$ 4,668	$ 4,198	$3,586

Recently Issued Accounting Pronouncements—In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. ASU No. 2011-04 was issued to achieve common fair value measurement and disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU No. 2011-04 amends current fair value measurement and disclosure guidance to include increased transparency around valuation inputs and investment categorization. The adoption of ASU No. 2011-04 in 2012 expanded our disclosures regarding fair value measurements but did not have a material impact on our financial statement disclosures.

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income.* ASU No. 2011-05 allows an entity to have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU No. 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. While the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under current accounting guidance. The adoption of ASU No. 2011-05 in 2012 did not have a material impact on our financial statements because net income equals comprehensive income for all years presented.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment*. ASU No. 2011-08 permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, it would not be required to perform the two-step impairment test for that reporting unit. The Company adopted ASU No. 2011-08 in 2012 and used the qualitative assessment approach for assessing goodwill impairment.

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. The ASU requires enhanced disclosures that will enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position. This

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

includes the effect or potential effect of rights of setoff associated with an entity's recognized assets and recognized liabilities within the scope of the ASU. The FASB issued a subsequent ASU limiting the scope of ASU No. 2011-11 to derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending agreements subject to master netting arrangements or similar agreements. The ASU is effective for annual periods beginning on or after January 1, 2013 (and interim periods within those annual periods), with retrospective application required. The Company does not expect the adoption of ASU No. 2011-11 will have a material impact on our financial statements.

In July 2012, the FASB issued ASU No. 2012-02, *Intangibles, Goodwill and Other*. ASU No. 2012-02 allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of ASU No. 2012-02 will have a material impact on our financial statements.

NOTE 3—ACQUISITION OF CWCAPITAL LLC

On June 7, 2012, the Company entered into a Purchase Agreement, by and among the Company, its indirect wholly owned subsidiary, Walker & Dunlop, LLC, CWCapital and CW Financial, pursuant to which Walker & Dunlop, LLC agreed to acquire all of CW Financial's (the "Seller") interests in CWCapital, for approximately $220.0 million (comprising a cash payment to CW Financial of $80.0 million and the balance consisting of the Company's issuance in a private placement to CW Financial of approximately 11.6 million shares of common stock).

CWCapital, a Massachusetts limited liability company, was one of the leading commercial real estate finance companies in the United States, with a primary focus on multifamily lending, originating and selling mortgage loans pursuant to the programs of Fannie Mae, Freddie Mac, Ginnie Mae and HUD. CWCapital had approximately 180 employees in 14 offices nationwide. In reaching its decision to recommend and approve the transaction, the Company's management and Board of Directors considered a variety of factors weighing positively in favor of the Acquisition, including but not limited to, strategic benefits, CWCapital's businesses, operating results, financial condition and management, the consideration and terms of the Purchase Agreement, financing and closing agreements.

The Acquisition closed on September 4, 2012 (the "Acquisition Date"), pursuant to the terms of the Purchase Agreement. Upon closing of the Acquisition, CWCapital became an indirect wholly owned subsidiary of the Company and was renamed Walker & Dunlop Capital, LLC. The consideration transferred at the close of the Acquisition totaled approximately $231.1 million, consisting of $80.0 million in cash and 11,647,255 shares of the Company's common stock at a closing date fair value of $151.1 million.

NOTE 3—ACQUISITION OF CWCAPITAL LLC (Continued)

The Company provisionally allocated the purchase price to the assets acquired, separately identifiable intangible assets, and liabilities assumed based on their estimated Acquisition Date fair values. A change to the provisional amounts recorded for assets acquired, identifiable intangible assets, and liabilities assumed during the measurement period affects the amount of the purchase price allocated to goodwill. Such changes to the purchase price allocation during the measurement period are recorded as retrospective adjustments to the consolidated financial statements. During the measurement period, the Company identified adjustments to certain of the provisional amounts recorded that had the net effect of increasing goodwill by $6.3 million. The following table presents the purchase price allocation recorded as of the Acquisition Date, the retrospective adjustments recorded during the measurement period, and the purchase price allocation as re-measured as of the Acquisition Date (in thousands):

	Acquisition Date September 4, 2012	Retrospective Adjustments	As Remeasured September 4, 2012
Assets acquired and liabilities assumed			
Cash	$ 22,955	$	$ 22,955
Pledged securities	9,657		9,657
Servicing fees and other accounts receivable	11,777		11,777
Loans held for sale	332,841		332,841
Derivative assets	19,852	(20)	19,832
Mortgage servicing rights	130,543	(5,914)	124,629
Other assets	3,905	144	4,049
Mortgage pipeline intangible asset	18,700		18,700
Accounts payable	(22,921)	(544)	(23,465)
Derivative liabilities	(16,107)		(16,107)
Guaranty obligation	(8,254)		(8,254)
Allowance for risk-sharing obligation	(4,063)		(4,063)
Warehouse notes payable	(321,222)		(321,222)
Goodwill	53,401	6,334	59,735
Consideration paid	$ 231,064	$ —	$ 231,064

The measurement period adjustments included in the table above were recorded based on information obtained subsequent to the Acquisition Date that related to information that existed as of the Acquisition Date.

The Purchase Agreement required the Seller to provide the Company with a minimum working capital balance at the Acquisition Date. To the extent actual working capital on the Acquisition Date exceeded or fell below the minimum requirement, the Company would either pay or receive funds from the Seller. On January 16, 2013, the Company and the Seller agreed to extend the settlement of the working capital adjustment until the financial statement audit of CWCapital as of the Acquisition Date was complete and certain servicing related receivables were finalized. The Company continues to recognize provisional amounts in its purchase price allocation related to these items as of December 31, 2012. Any adjustments to the provisional amounts recognized will be made upon completion of the financial statement audit and related receivables. We do not expect these adjustments to have a material impact on goodwill.

NOTE 3—ACQUISITION OF CWCAPITAL LLC (Continued)

The fair value of consideration transferred was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, with the remaining unallocated amount recognized as goodwill. The fair values assigned to identifiable intangible assets acquired and liabilities assumed were determined using the following approaches:

- Mortgage servicing rights: market and income approaches
- Mortgage pipeline: market and income approaches

The recognized goodwill of $59.7 million, all of which is expected to be tax deductible over 15 years, is attributed to the value of the assembled workforce, the broader scale of operations of the combined company's national platform and the long-term expected synergies associated with the combination.

The total revenues and income from operations of CWCapital, since the Acquisition Date and included in the accompanying consolidated statements of income for the three and twelve months ended December 31, 2012, were $51.1 million and $78.1 million, and $9.3 million and $13.1 million, respectively. Upon closing and conversion of the CWCapital transaction, subsequent to September 4, 2012, separate records for CWCapital as a stand-alone business have not been maintained as the operations of CWCapital have been fully integrated into the Company. CWCapital revenue and earnings disclosed above reflect management's best estimate, based on information available at the reporting date.

The revenues and earnings of the combined entity, as though the Acquisition had occurred as of January 1, 2011, for the years ended December 31, 2012 and 2011 are presented in the table below. The pro forma information is not indicative of what would have occurred had the acquisition taken place on January 1, 2011. The pro forma financial information does not include the impact of possible business model changes. Additionally, the Company expects to achieve further operating cost savings and other business synergies, including revenue growth, as a result of the Acquisition that are not reflected in the pro forma amounts that follow. As a result, actual results will differ from the unaudited pro forma information presented.

Supplementary pro forma information	For the year ended December 31,	
	2012	2011
(in thousands, except share and per share data)	(unaudited)	(unaudited)
Revenues	$ 362,361	$ 285,990
Income from operations(1)	$ 85,791	$ 80,156
Net income	$ 52,115	$ 49,296
Diluted earnings per share	$ 1.54	$ 1.48
Diluted shares outstanding	33,737,144	33,394,927

(1) Income from operations includes pro forma adjustments related to interest expense for additional term debt financing obtained to close the Acquisition as well as the additional tax expense as a result of the increased combined earnings. Pro forma adjustments increasing interest expense by $1.8 million and $2.4 million and tax expense by $11.7 million and $9.1 million are included in the supplementary pro forma information presented for 2012 and 2011, respectively.

NOTE 4—GOODWILL AND OTHER INTANGIBLE ASSETS

The following summarizes the Company's goodwill activity for the year ended December 31, 2012 (in thousands):

	As of and for the year ended, December 31, 2012
Beginning balance	$ —
Goodwill related to the CWCapital acquisition, as initially recorded	53,401
Retrospective adjustments	6,334
Impairment	—
Ending balance	$59,735

The following summarizes the Company's other intangible assets, related to acquisition activity, as of and for the year ended December 31, 2012 (in thousands):

	As of December 31, 2012		
	Gross carrying value	Amortization Expense	Net carrying value
Mortgage pipeline intangible asset	$ 18,700	$(15,182)	$ 3,518
Mortgage servicing rights	124,629	(8,503)	116,126
	$143,329	$(23,685)	$119,644

The weighted average remaining lives of the Company's intangible assets are as follows:

- Mortgage pipeline: the mortgage pipeline is amortized ratably over the estimated lives of the underlying mortgage application contracts. As of December 31, 2012, the remaining term is estimated to be between 1 and 12 months but is expected to fluctuate based on customer needs and/or mortgage application cancellations.
- Mortgage servicing rights: mortgage servicing rights acquired through the Acquisition are amortized using the effective yield method. The estimated lives of the mortgage servicing rights are derived based upon the stated yield maintenance and/or prepayment protection term of the underlying loans. The weighted average remaining life of the MSRs acquired is 7.3 years.

The Company expects to amortize in 2013 the entire December 31, 2012 net carrying value of the mortgage pipeline intangible asset The expected amortization of MSRs, which includes the MSRs acquired from CWCapital shown above, is discussed in Note 6.

NOTE 5—GAINS FROM MORTGAGE BANKING ACTIVITIES

Gains from mortgage banking activities consist of the following activity for each of the years ended December 31, 2012, 2011 and 2010 (in thousands):

	For the year ended December 31,		
	2012	2011	2010
Contractual loan origination related fees, net	$ 93,949	$ 48,411	$42,151
Fair value of expected net future cash flows from servicing recognized at commitment	98,308	57,560	45,491
Fair value of expected guaranty obligation	(5,714)	(3,259)	(2,439)
Total gains from mortgage banking activities	$186,543	$102,712	$85,203

NOTE 6—MORTGAGE SERVICING RIGHTS

Mortgage servicing rights (MSRs) represent the fair value of the servicing rights retained by the Company for mortgage loans originated and sold. The capitalized amount is equal to the estimated fair value of the expected net future cash flows associated with the servicing rights. The following describes the key assumptions used in calculating each loan's MSR:

Discount rate—Depending upon loan type, the discount rate used is management's best estimate of market discount rates. The rates used for loans originated were 10% to 15% for each of the three years presented.

Estimated Life—The estimated life of the MSRs is derived based upon the stated yield maintenance and/or prepayment protection term of the underlying loan and may be reduced by 6 to 12 months based upon the expiration of various types of prepayment penalty and/or lockout provisions prior to that stated maturity date.

Servicing Cost—The estimated future cost to service the loan for the estimated life of the MSR is subtracted from the expected future cash flows.

The fair values of the MSRs at December 31, 2012 and 2011 were $350.5 million and $158.5 million, respectively. The fair value calculation is based on our total servicing portfolio less the portion of the servicing portfolio related to loans held for sale, or $34.1 billion and $16.5 billion as of December 31, 2012 and 2011, respectively. The Company uses a discounted static cash flow valuation approach and the key economic assumption is the discount rate. For example see the following sensitivities:

The impact of 100 basis point increase in the discount rate at December 31, 2012, is a decrease in the fair value of $11.0 million.

The impact of 200 basis point increase in the discount rate at December 31, 2012, is a decrease in the fair value of $21.3 million.

These sensitivities are hypothetical and should be used with caution. These estimates do not include interplay among assumptions and are estimated as a portfolio rather than individual assets.

NOTE 6—MORTGAGE SERVICING RIGHTS (Continued)

Activity related to capitalized MSRs for each of the years ended December 31, 2012 and 2011 was as follows (in thousands):

	For the year ended December 31,	
	2012	2011
Beginning balance	$137,079	$106,189
Additions, following sale of loan	94,008	54,564
Additions, CWCapital acquisition	124,629	—
Amortization	(37,019)	(22,026)
Prepayments and write-offs	(3,173)	(1,648)
Ending balance	$315,524	$137,079

The expected amortization of MSR balances recorded, as of December 31, 2012, is shown below (in thousands):

	Originated MSRs Amortization	Acquired MSRs Amortization	Total MSRs Amortization
Year Ending December 31,			
2013	$ 36,629	$ 21,440	$ 58,069
2014	33,934	19,679	53,613
2015	29,803	17,951	47,754
2016	27,384	16,445	43,829
2017	24,416	14,418	38,834
Thereafter	47,232	26,193	73,425
Total	$199,398	$116,126	$315,524

The MSRs are being amortized in proportion to, and over the period, that net servicing income is expected to be received using the effective interest method. The Company reported write-offs of MSRs related to loans that were repaid prior to the expected maturity or the servicing rights being sold. These write offs are included with the amortization and depreciation expense in the accompanying consolidated statements of income. Prepayment fees and sale proceeds from the sale of MSRs totaling $1.7 million, $0.9 million and $0.3 million were collected for 2012, 2011 and 2010, respectively.

Management reviews the capitalized MSRs for temporary impairment quarterly by comparing the aggregate carrying value of the MSR portfolio to the aggregate estimated fair value of the portfolio. Additionally, MSRs are assessed for permanent impairment on an asset-by-asset basis, considering factors such as debt service coverage ratio, property location, loan-to-value ratio and property type. No temporary impairment was recognized for the years ended December 31, 2012, 2011, and 2010. $0.2 million, $0.1 million, and $1.2 million of permanent impairment were recognized for the years ended December 31, 2012, 2011, and 2010, respectively.

The weighted average remaining life of the aggregate MSRs is 6.5 years.

NOTE 7—GUARANTY OBLIGATION AND ALLOWANCE FOR RISK-SHARING OBLIGATIONS

When a loan is sold under the Fannie Mae DUS program, the Company typically agrees to guarantee a portion of the ultimate loss incurred on the loan, if any, should the borrower fail to perform. This guaranty is outstanding for the term of the loan. The compensation for this risk is a component of the servicing fee on the loan. No guaranty is provided for loans sold under the Freddie Mac or HUD loan program.

A summary of the Company's guaranty obligation for the years ended December 31, 2012 and 2011 is as follows (in thousands):

	For the year ended December 31,	
	2012	2011
Beginning balance	$ 9,921	$ 8,928
Guaranty obligation recognized, following the sale of the loan	5,718	2,745
Guaranty obligation assumed, CWCapital acquisition	8,254	—
Amortization of guaranty obligation	(2,738)	(1,752)
Ending balance	$21,155	$ 9,921

The Company evaluates the allowance for risk-sharing obligations by monitoring the performance of each loan for triggering events or conditions that may signal a potential default. In situations where payment under the guaranty is probable and estimable on a specific loan, the Company records an additional liability for the estimated allowance for risk-sharing through a charge to the provision for risk-sharing obligations in the income statement, along with a write-off of the loan-specific MSR. The amount of the provision reflects the Company's assessment of the likelihood of payment by the borrower, the estimated disposition value of the underlying collateral and the level of risk-sharing. Historically, initial loss recognition occurs at or before the loan becoming 60 days delinquent. A summary of the Company's allowance for risk-sharing for the contingent portion of the guaranty obligation for each of the years ended December 31, 2012 and 2011 was (in thousands):

	For the year ended December 31,	
	2012	2011
Beginning balance	$14,917	$10,873
Provision for risk-sharing obligations	3,140	4,724
Allowance for risk-sharing obligations assumed, CWCapital acquisition	4,063	—
Write offs	(6,450)	(680)
Ending balance	$15,670	$14,917

As of December 31, 2012 and 2011, the maximum quantifiable contingent liability associated with guarantees was $2.7 billion and $1.5 billion, respectively. The maximum quantifiable contingent liability is not representative of the actual loss the Company would incur. The Company would be liable for this amount only if all of the loans it services, for which the Company retains some risk of loss, were to default and all of the collateral underlying these loans was determined to be without value at the time of settlement.

NOTE 8—SERVICING

The total unpaid principal balance of loans the Company was servicing for various institutional investors was as follows at December 31, 2012 and 2011 (in thousands):

	2012	2011
Unpaid principal balance of loans(1)	$35,169,999	$16,778,285

(1) The 2012 balance reflects the addition of $14.5 billion (unpaid principal balance) of loan servicing obtained through the completion of the Acquisition.

At December 31, 2012 and 2011, custodial escrow accounts relating to loans serviced by the Company totaled $598.6 million and $262.0 million, respectively. These amounts are not included in the accompanying consolidated balance sheets as such amounts are not Company assets. Certain cash deposits at other financial institutions exceed the Federal Deposit Insurance Corporation insured limits. The Company places these deposits with major financial institutions where it believes the risk of loss to be minimal.

NOTE 9—FORMATION TRANSACTION

As part of the Formation Transaction, the Company was incorporated in Maryland on July 29, 2010, and had no activity other than its initial capitalization, prior to the Company's initial public offering, pursuant to which the Company sold 6,666,667 shares and selling stockholders sold 3,333,333 shares of our common stock at a price per share of $10.00, resulting in gross proceeds of $66.7 million. The offering was completed on December 20, 2010. The Company received net proceeds of $58.4 million from the initial public offering after deferred underwriting discounts and commissions and other accrued offering costs. Concurrently with the closing of the Company's initial public offering in December 2010, the investors in the Walker & Dunlop predecessor entities individually and collectively combined the predecessor entities which had been previously operated and reported as companies under common control. These investors exchanged their member interests for their pro rata interest, adjusted for company specific debt included in the transaction, in 14,741,504 shares in the newly formed company. This transaction was reported for accounting purposes as a combination of companies under common control and the stock issuance was reported as a stock-split. In accordance with U.S. GAAP, all financial reports have been prepared as if the stock-split and the combination of the companies under common control had occurred prior to the earliest period presented; certain amounts have been reclassified to conform to the new presentation. The predecessor companies continue to exist as wholly owned subsidiaries of the Company.

Pro forma basic EPS and diluted EPS are computed by dividing pro forma net income available to common stockholders by the weighted-average number of shares outstanding for the periods presented, after reclassification for the Formation Transaction and stock split. Changes in ownership interests during any period are weighted for the portion of the period that shares were outstanding. For purposes of this pro forma presentation, pro forma income taxes were computed as if the Companies' income had been taxed at the corporate level at a composite rate of 38.7%, rather than at the individual investor level for the pass-through entities, for years ended December 31, 2010 and 2009. For 2010, the Company was taxed at the corporate level for the 12 day period following the Formation Transaction on December 20, 2010 at a composite rate of 38.7%. Upon the closing of the Formation Transaction on December 20, 2010, the Company's income became subject to both federal and state

NOTE 9—FORMATION TRANSACTION (Continued)

corporate tax. Concurrent with the closing of the Formation Transaction and the Company's change in tax status, the Company recognized approximately $31.6 million of net deferred tax liabilities. For the 12 days following the closing of the Formation transaction, the Company recognized income tax expense of $0.3 million. For the year ended December 31, 2010, the Company recognized aggregate tax expense of $31.9 million; and recognized net deferred tax liabilities of $30.2 million and current taxes payable of $1.7 million at December 31, 2010. If the Company had operated as a taxable entity for the entire year ended December 31, 2010, the estimated tax expense would have been approximately $15.5 million.

The following is a calculation of the pro forma basic and diluted earnings per share for the years ended December 31, 2010 and 2009 (in thousands, except per share data):

Pro forma net income data (unaudited)	For the year ended December 31,	
	2010	2009
Income from operations, as reported	$40,142	$28,604
Pro forma adjustments for income tax expense(1)	15,535	11,070
Pro forma adjusted income from operations, net of tax	$24,607	$17,534
Bargain purchase gain(1)	—	10,922
Pro forma net income	$24,607	$28,456
Pro forma basic and diluted earnings per share	$ 1.64	$ 1.99

(1) In 2009, the Company recorded a gain on bargain purchase of $10.9 million resulting from the acquisition of certain assets from Column. The gain is not considered taxable income; therefore, the pro forma adjustment for income expense was calculated based upon income from operations, as reported, of $28.6 million.

NOTE 10—NOTES PAYABLE

Warehouse notes payable—At December 31, 2012, to provide financing to borrowers under GSE and HUD programs, the Company has arranged for warehouse lines of credit in the amount of $1.0 billion with certain national banks, a temporary increase commitment of $400.0 million, and a $500.0 million uncommitted facility with Fannie Mae. In support of these credit facilities, the Company has pledged substantially all of its loans held for sale under the Company's approved programs. At December 31, 2012, the Company held originated loans with an unpaid principal balance of approximately $20.0 thousand, included in loans held for sale, using its available cash.

NOTE 10—NOTES PAYABLE (Continued)

The outstanding borrowings under the warehouse notes payable at December 31, 2012 and 2011 are as follows (in thousands):

Facility	December 31, 2012	December 31, 2011	Interest rate
Warehouse facility	$ 830,749	$ 59,073	Average 30-day LIBOR plus 1.85%
Warehouse facility	109,329	—	Average 30-day LIBOR plus 1.75%
Warehouse facility	7,125	—	Average 30-day LIBOR plus 2.50%
Warehouse facility	—	—	Average 30-day LIBOR plus 2.50%
Fannie Mae Repurchase agreement, uncommited line and open maturity	137,336	159,353	Average 30-day LIBOR plus 1.15%
Total	$1,084,539	$218,426	

The average 30-day LIBOR was 0.21% and 0.30% as of December 31, 2012 and 2011, respectively. Interest expense under the warehouse notes payable for the years ended December 31, 2012, 2011 and 2010 aggregated $12.7 million, $6.0 million and $4.8 million, respectively. Included in interest expense in 2012, 2011 and 2010 are facility fees of $2.0 million, $1.1 million and $0.5 million, respectively. The warehouse notes payable are subject to various financial covenants and the Company was in compliance with all such covenants at December 31, 2012.

Warehouse Facilities

To provide financing to borrowers under GSE and HUD programs and to assist in funding loans held for investment under the interim loan program, the Company has five warehouse facilities that are used to fund substantially all of its loan originations. As of December 31, 2012, the Company had four committed warehouse lines of credit in the aggregate amount of $1.0 billion with certain national banks, a temporary increase commitment of $400.0 million, and a $500.0 million uncommitted facility with Fannie Mae. Consistent with industry practice, three of these facilities are revolving commitments that the Company expects to renew annually, one is a revolving commitment expected to renew every two years, and the last facility is provided on an uncommitted basis without a specific maturity date. The Company's ability to originate mortgage loans depends upon our ability to secure and maintain these types of short-term financings on acceptable terms.

Warehouse Facility #1:

The Company had a $150.0 million committed warehouse line agreement that was scheduled to mature on November 26, 2012. On September 4, 2012, contemporaneous with the closing of the Acquisition, the Company entered into the Warehousing Credit and Security Agreement with a national bank to replace the existing $150.0 million warehouse line with a $500.0 million committed warehouse line that matures on September 3, 2013. The Warehousing Credit and Security Agreement provides the Company with the ability to fund its Fannie Mae, Freddie Mac, HUD and FHA loans. Advances are made at 100% of the loan balance and borrowings under this line bear interest at the average 30-day London Interbank Offered Rate ("LIBOR") plus 185 basis points. The Warehousing Credit and Security Agreement contains certain affirmative and negative covenants that are binding on our operating subsidiary (which are in some cases subject to exceptions), including, but not limited to, restrictions on its ability to assume guarantee or become contingently liable for the obligation of

NOTE 10—NOTES PAYABLE (Continued)

another person, to undertake certain fundamental changes such as reorganizations, mergers, amendments to our certificate of formation or operating agreement, liquidations, dissolutions or dispositions or acquisitions of assets or businesses, to cease to be directly or indirectly wholly owned by the Company, to pay any subordinated debt in advance of its stated maturity or to take any action that would cause Walker & Dunlop, LLC to lose all or any part of its status as an eligible lender, seller, servicer or issuer or any license or approval required for it to engage in the business of originating, acquiring or servicing mortgage loans.

In addition, the Warehousing Credit and Security Agreement requires compliance with certain financial covenants, which are measured for the Company and its subsidiaries on a consolidated basis, as follows:

- tangible net worth of the Company of not less than (i) $200.0 million plus (ii) 75% of the net proceeds of any equity issuances by the Company or any of its subsidiaries after the closing date,
- compliance with the applicable net worth and liquidity requirements of Fannie Mae, Freddie Mac, Ginnie Mae, FHA, and HUD,
- liquid assets of the Company of not less than $15.0 million,
- maintenance of aggregate unpaid principal amount of all mortgage loans comprising the Company's consolidated servicing portfolio of not less than $20.0 billion or (ii) all Fannie Mae DUS mortgage loans comprising the Company's consolidated servicing portfolio of not less than $10.0 billion, exclusive in both cases of mortgage loans which are 60 or more days past due or are otherwise in default or have been transferred to Fannie Mae for resolution,
- aggregate unpaid principal amount of Fannie Mae DUS mortgage loans within the Company's consolidated servicing portfolio which are 60 or more days past due or otherwise in default not to exceed 3.5% of the aggregate unpaid principal balance of all Fannie Mae DUS mortgage loans within the Company's consolidated servicing portfolio, and
- maximum indebtedness (excluding warehouse lines) to tangible net worth of 2.25 to 1.0,

The Warehousing Credit and Security Agreement contains customary events of default, which are in some cases subject to certain exceptions, thresholds, notice requirements and grace periods.

On September 28, 2012, the Company amended this committed warehouse line agreement to provide for a temporary increase commitment ("Temporary Increase Agreement") of $640.0 million, temporarily increasing the warehouse commitment amount available to $1.14 billion until the earliest of December 6, 2012, an event of default under the existing warehouse agreement or the termination of the warehousing commitment pursuant to the terms of the existing warehouse agreement. Borrowings under the Temporary Increase Agreement were only available when outstanding funding under the existing warehouse facility exceeded $500.0 million and accrued interest at the same rate as the Warehousing Credit and Security Agreement. If the aggregate interest accrued over the term of the Temporary Increase Agreement was less than $1.0 million, the borrower was obligated to pay an amount equal to $1.0 million minus the actual accrued interest.

On December 6, 2012, the Company entered into a First Amendment to Warehousing Credit and Security Agreement. Pursuant to the amendment, during the period commencing on December 6, 2012, and ending on January 31, 2013 (the "Bulge Period"), the Warehousing Agreement provided the Company with a total warehousing commitment amount of $975.0 million, which was comprised of a

NOTE 10—NOTES PAYABLE (Continued)

commitment amount of $575.0 million provided by two banks and a temporary increase commitment amount of $400.0 million provided by one of the banks. After the Bulge Period, the total warehousing commitment amount under the Warehousing Agreement will be reduced to $575.0 million.

During the Bulge Period, the Company was required to pay an additional usage fee in an amount equal to the sum of the daily usage fees for the Bulge Period, which daily usage fee equaled, for each day during the Bulge Period, the product of (i) the amount, if any, by which the outstanding principal amount of loans under the Warehousing Agreement exceeded $575.0 million and (ii) 0.20% per annum. Furthermore, in addition to interest accruing at the applicable interest rate under the Warehousing Agreement during the Bulge Period, the Company was required to pay a minimum spread amount equal to the positive difference, if any, that resulted from (i) $620,000 minus (ii) the sum of the "Daily Bulge Period Spread Income," which means, for each day during the Bulge Period, an amount equal to the product of (A) the applicable margin of 1.85% per annum, and (B) the amount, if any, by which the outstanding principal amount of loans under the Warehousing Agreement exceeded $575.0 million.

As of December 31, 2012, the Company had $830.7 million of borrowings outstanding under this line with a corresponding principal amount of loans held for sale.

Warehouse Facility #2:

On September 4, 2012, contemporaneous with the closing of the Acquisition, the Company amended its $350.0 million committed warehouse agreement that was scheduled to mature on February 28, 2013. The committed warehouse facility provides the Company with the ability to fund its Fannie Mae, Freddie Mac, HUD and FHA loans. The amendment, among other things extended the maturity date to September 3, 2013, reduced the rate for borrowing from the average 30-day LIBOR plus 185 basis points to the average 30-day LIBOR plus 175 basis points and amends the negative and financial covenants to conform to those of its Warehousing Credit and Security Agreement, described above, with the exception of the leverage ratio covenant, which is not included in the amended facility. As of December 31, 2012, the Company had $109.3 million of borrowings outstanding under this line with a corresponding principal amount of loans held for sale. On January 25, 2013, the Company entered into an amendment to increase the borrowing capacity from $350.0 million to $450.0 million. No other material modifications were included in the amendment.

Warehouse Facility #3:

The Company has a $35.0 million committed warehouse line agreement that matures on July 21, 2013, subject to one year extensions at the lenders' discretion. The facility provides the Company with the ability to fund first mortgage loans on multifamily real estate properties for periods of up to two years, using available cash in combination with advances under the facility. All borrowings bear interest at the average 30-day LIBOR plus 250 basis points. Borrowings under the facility are full recourse to the Company. As of December 31, 2012, there was $7.1 million of borrowings outstanding under this line with one corresponding loan classified as held for investment. The facility agreement requires compliance with the following financial covenants:

- minimum tangible net worth of $100.0 million,
- maximum indebtedness (excluding warehouse lines) to tangible net worth of 2.25 to 1.0,
- minimum cash and cash equivalents of $10.0 million,

NOTE 10—NOTES PAYABLE (Continued)

- minimum EBITDA to total debt service ratio of 2.00 to 1.0, and
- aggregate unpaid principal amount of Fannie Mae DUS mortgage loans which are sixty days or more past due or otherwise in default not to exceed 2% of the outstanding principal balance of all Fannie Mae DUS mortgage loans.

Warehouse Facility #4:

On October 5, 2012, the Company closed a $50.0 million committed warehouse line agreement that matures on October 4, 2013. The agreement provides the Company with the ability to fund first mortgage loans on multifamily real estate properties for periods of up to two years, using available cash in combination with advances under the facility. All borrowings bear interest at the average 30-day LIBOR plus 250 basis points. The lender retains a first priority security interest in all mortgages funded by such advances on a cross-collateralized basis. Repayments under the credit agreement are interest-only, with principal repayments made upon the earlier of the refinancing of an underlying mortgage or the maturity of an advance under the credit agreement. As of December 31, 2012, the Company had $0 borrowings outstanding under this line. The agreement requires the borrower and the Company to abide by the following significant financial covenants:

- tangible net worth of the Company of not less than (i) $200.0 million plus (ii) 75% of the net proceeds of any equity issuances by the Company or any of its subsidiaries after the closing date,
- compliance with the applicable net worth and liquidity requirements of Fannie Mae, Freddie Mac, Ginnie Mae, FHA, and HUD,
- liquid assets of the Company of not less than $15.0 million,
- fourth-quarter EBITDA (as defined in the Credit Agreement) of not less than $35 million,
- Maintenance of aggregate unpaid principal amount of all mortgage loans comprising the Company's consolidated servicing portfolio of not less than $20.0 billion or (ii) all Fannie Mae DUS mortgage loans comprising the Company's consolidated servicing portfolio of not less than $10.0 billion, exclusive in both cases of mortgage loans which are 60 or more days past due or are otherwise in default or have been transferred to Fannie Mae for resolution,
- minimum loan-to-servicing ratio of 40%,
- debt service coverage ratio of not less than 3.0 to 1.0,
- aggregate unpaid principal amount of Fannie Mae DUS mortgage loans within the Company's consolidated servicing portfolio which are 60 or more days past due or otherwise in default not to exceed 3.5% of the aggregate unpaid principal balance of all Fannie Mae DUS mortgage loans within the Company's consolidated servicing portfolio, and
- maximum ratio of adjusted funded debt to fourth-quarter EBITDA of (i) 4.0 to 1.0 for each of the fiscal quarters ending on September 30, 2012, December 31, 2012, March 31, 2013, and June 30, 2013 and (ii) 3.5 to 1.0 for the fiscal quarter ending September 30, 2013 and each fiscal quarter thereafter.

NOTE 10—NOTES PAYABLE (Continued)

Uncommitted Warehouse Facility:

The Company has a $500.0 million uncommitted facility with Fannie Mae under its ASAP funding program. After approval of certain loan documents, Fannie Mae will fund loans after closing and the advances are used to repay the primary warehouse line. Fannie Mae will advance 99% of the loan balance and borrowings under this program bear interest at the average 30-day LIBOR, with a minimum LIBOR rate of 35 basis points, plus 115 basis points. As of December 31, 2012, the Company had $137.3 million of borrowings outstanding under this program. There is no expiration date for this facility.

The Company had an unlimited master purchase and sale agreement which expired pursuant to its terms on March 16, 2012.

The agreements above contain cross-default provisions, such that if a default occurs under any of the Company's debt agreements, generally the lenders under its other debt agreements could also declare a default. As of December 31, 2012, the Company was in compliance with all of its warehouse line covenants.

Upon closing the Acquisition, the Company, Walker & Dunlop, LLC, CW Financial and Walker & Dunlop Capital, LLC (formerly CWCapital) entered into agreements to amend the three outstanding warehouse lines of Walker & Dunlop Capital, LLC that existed immediately prior to the Acquisition (collectively, the "Old Warehouse Lines") to (i) freeze the Old Warehouse Lines on the closing date of the acquisition by eliminating the ability of Walker & Dunlop Capital, LLC, or any other entity, to request advances under the Old Warehouse Lines, (ii) provide for repayment in full of any outstanding borrowings under the Old Warehouse Lines, each within a period of not more than 75 days after the closing date, and (iii) substitute CW Financial's guarantees of the Old Warehouse Lines with guarantees by the Company. These lines expired pursuant to their terms on December 31, 2012.

NOTE 10—NOTES PAYABLE (Continued)

Notes Payable—Borrowings for notes payable at December 2012 and 2011, are as follows (in thousands):

Institution	December 31, 2012	December 31, 2011	Interest rate and repayments
Bank—$83.0 million note due August 31, 2017	$80,925	$ —	Average 30-day LIBOR plus 3.75% monthly interest, quarterly principal payments of $2,075,000
Bank—$42.5 million note due October 31, 2015	—	23,400	Average 30-day LIBOR plus 2.50% monthly interest, quarterly principal payments of $900,000
Three notes to former partners, due in full upon repayment of $42.5 million bank note	—	469	90-day LIBOR plus 2.00% interest paid monthly, no principal amortization
Total	$80,925	$23,869	

Debt Obligations

On October 31, 2006, the Company entered into a $42.5 million term note agreement (the "Existing Term Loan Agreement") which, as amended, was scheduled to mature on October 31, 2015. On September 4, 2012, and substantially contemporaneously with the closing of the Acquisition, the Company entered into a senior secured term loan credit agreement (the "Credit Agreement") that replaced the Company's $42.5 million Existing Term Loan Agreement. The Credit Agreement provides for an $83.0 million term loan (the "Term Loan"). At December 31, 2012, there were $80.9 million of borrowings outstanding under the Credit Agreement.

On September 4, 2012 (the "Closing Date"), $61.8 million of the Term Loan proceeds were used to pay cash consideration to CW Financial under the Purchase Agreement, $20.7 million of the Term Loan proceeds were used to refinance the Existing Term Loan Agreement and the remaining $0.5 million of the proceeds were used to repay certain existing indebtedness of the Company to former equity holders in our predecessor entities (during 2008, the Company purchased small amounts of subsidiary equity from certain existing employees and issued notes that were subordinated to the Existing Term Loan Agreement).

The Term Loan amortizes in equal quarterly installments of $2.1 million commencing 90 days after the Closing Date, with a final maturity date for all remaining amounts due under the Term Loan of August 31, 2017. Other than the scheduled quarterly amortization installments, any payments of Term Loan principal during the first 18 months after the Closing Date (the "Lockout Period") must be accompanied by a prepayment penalty fee equal to the amount of interest that would have accrued on the prepaid principal amount during the then remaining portion of the Lockout Period.

NOTE 10—NOTES PAYABLE (Continued)

Borrowings under the Credit Agreement bear interest at a rate derived from LIBOR for a one-month interest period plus an applicable margin of 3.75%, subject to adjustment if an event of default is continuing.

The obligations of the Company under the Credit Agreement are guaranteed by Walker & Dunlop Multifamily, Inc., Walker & Dunlop, LLC and Walker & Dunlop Capital, LLC, each of which is a direct or indirect wholly owned subsidiary of the Company (together with the Company, the "Loan Parties"), pursuant to a Guarantee and Collateral Agreement entered into on the Closing Date among the Loan Parties and the lender (the "Guarantee and Collateral Agreement").

The Credit Agreement contains certain affirmative and negative covenants that are binding on the Loan Parties, including, but not limited to, restrictions (subject to specified exceptions) on the ability of the Loan Parties to create liens on their respective properties, assets or revenues, to make investments, to incur indebtedness, to merge, dissolve, liquidate or consolidate with or into another person, to make material dispositions, to pay certain dividends or related distributions, to prepay, redeem or defease prior to maturity certain indebtedness, to change the nature of their business, to enter into certain transactions with affiliates, to enter into certain burdensome agreements, to amend certain material documents or to change their respective names or fiscal years.

In addition, the Credit Agreement requires the Loan Parties to abide by certain financial covenants calculated for the Company and its subsidiaries on a consolidated basis. As of December 31, 2012, the Company was in compliance with all financial covenants of the Term Loan. The most significant financial covenants are summarized as follows:

- four-quarter EBITDA (as defined in the Credit Agreement and calculated to reflect the Acquisition on a pro forma basis) of not less than $35,000,000;
- debt service coverage ratio (as defined in the Credit Agreement and calculated excluding interest expense on warehouse credit lines) of not less than 3.0 to 1.0; and
- maximum ratio of Adjusted Funded Debt to Four-Quarter EBITDA (each as defined in the Credit Agreement) of (i) 4.0 to 1.0 for each of the fiscal quarters ending on September 30, 2012, December 31, 2012, March 31, 2013, and June 30, 2013 and (ii) 3.5 to 1.0 for the fiscal quarter ending September 30, 2013 and each fiscal quarter thereafter.

All of the notes payable, including the warehouse facilities, are senior obligations of the Company.

The scheduled maturities, as of December 31, 2012, for the aggregate of the warehouse notes payable and the notes payable is shown below. The warehouse notes payable obligations are incurred in support of the related loans held for sale. Amounts advanced under the warehouse notes payable are

NOTE 10—NOTES PAYABLE (Continued)

included in the current year as the amounts are usually drawn and repaid within 60 days (in thousands):

	Maturities
Year Ending December 31,	
2013	$1,092,839
2014	8,300
2015	8,300
2016	8,300
2017	47,725
Thereafter	—
Total	$1,165,464

All warehouse notes payable balances outstanding as of December 31, 2012 were repaid in 2013.

NOTE 11—FAIR VALUE MEASUREMENTS

The Company uses valuation techniques that are consistent with the market approach, the income approach and/or the cost approach to measure assets and liabilities that are measured at fair value. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1*—Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- *Level 2*—Financial assets and liabilities whose values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.
- *Level 3*—Financial assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall valuation.

NOTE 11—FAIR VALUE MEASUREMENTS (Continued)

The Company's MSRs are measured at fair value on a nonrecurring basis. That is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The Company's MSRs do not trade in an active, open market with readily observable prices. While sales of MSRs do occur, precise terms and conditions vary with each transaction and are not readily available. Accordingly, the estimated fair value of MSRs was developed using discounted cash flow models that calculate the present value of estimated future net servicing income. The model considers contractually specified servicing fees, prepayment assumptions, delinquency rates, late charges, other ancillary revenue, costs to service and other economic factors. The Company reassesses and periodically adjusts the underlying inputs and assumptions used in the model to reflect observable market conditions and assumptions that a market participant would consider in valuing an MSR asset. MSRs are carried at the lower of amortized cost or estimated fair value. As of December 31, 2012 and 2011, the fair value of our MSR portfolio exceeded the amortized cost.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's assets and liabilities carried at fair value:

- *Derivative Instruments*—The derivative positions consist of interest rate lock commitments and forward sale agreements. These instruments are valued using a discounted cash flow model developed based on changes in the U.S. Treasury rate and other observable market data. The value was determined after considering the potential impact of collateralization, adjusted to reflect nonperformance risk of both the counterparty and the Company and are classified within Level 3 of the valuation hierarchy.
- *Loans held for sale*—The loans held for sale are reported at fair value. The Company determines the fair value of the loans held for sale using discounted cash flow models that incorporate quoted observable prices from market participants. Therefore, the Company classifies these loans held for sale as Level 2.
- *Pledged Securities and Cash*—The pledged securities and cash are valued using quoted market prices from recent trades. Therefore, the Company classifies pledged securities and cash as Level 1.

NOTE 11—FAIR VALUE MEASUREMENTS (Continued)

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value (in thousands):

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of Period End
December 31, 2012				
Assets				
Loans held for sale	$ —	$1,101,561	$ —	$1,101,561
Pledged securities	33,481	—	—	33,481
Derivative assets	—	—	21,258	21,258
Total	$33,481	$1,101,561	$21,258	$1,156,300
Liabilities				
Derivative liabilities	$ —	$ —	$ 867	$ 867
Total	$ —	$ —	$ 867	$ 867
December 31, 2011				
Assets				
Loans held for sale	$ —	$ 268,167	$ —	$ 268,167
Pledged securities	18,959	—	—	18,959
Derivative assets	—	—	10,638	10,638
Total	$18,959	$ 268,167	$10,638	$ 297,764
Liabilities				
Derivative liabilities	$ —	$ —	$ 5,223	$ 5,223
Total	$ —	$ —	$ 5,223	$ 5,223

There were no transfers between any of the levels within the fair value hierarchy during 2012 or 2011.

NOTE 11—FAIR VALUE MEASUREMENTS (Continued)

Derivative instruments (Level 3) are outstanding for short periods of time (generally less than 60 days) and are not outstanding for more than one period. A roll forward of derivative instruments which require valuations based upon significant unobservable inputs, is presented below (in thousands):

	Fair Value Measurements Using Significant Unobservable Inputs: Derivative Instruments December 31, 2012
Derivative assets and liabilities, net	
Beginning balance, December 31, 2011	$ 5,415
Settlements	(171,567)
Realized gains (losses) recorded in earnings(1)	166,152
Unrealized gains (losses) recorded in earnings(1)	20,391
Ending balance, December 31, 2012	$ 20,391

	Derivative Instruments December 31, 2011
Derivative assets and liabilities, net	
Beginning balance, December 31, 2010	$ 4,900
Settlements	(102,197)
Realized gains (losses) recorded in earnings(1)	97,297
Unrealized gains (losses) recorded in earnings(1)	5,415
Ending balance, December 31, 2011	$ 5,415

(1) Realized and unrealized gains (losses) from derivatives are recognized in the Gains from Mortgage Banking Activities line item in the Consolidated Statements of Income.

The following table presents information about significant unobservable inputs used in the measurement of the fair value of the Company's Level 3 assets and liabilities (in thousands):

	Quantitative Information about Level 3 Measurements			
	Fair Value	Valuation Technique	Unobservable Input(1)	Input Value(1)
Derivative assets	$21,258	Discounted cash flow	Counterparty credit risk	—
Derivative liabilities	867	Discounted cash flow	Counterparty credit risk	—

(1) Significant increases (decreases) in this input may lead to significantly lower (higher) fair value measurements.

NOTE 11—FAIR VALUE MEASUREMENTS (Continued)

The carrying amounts and the fair values of the Company's financial instruments as of December 31, 2012 and 2011 are presented below (in thousands):

	December 31, 2012		December 31, 2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and cash equivalents	$ 65,027	$ 65,027	$ 53,817	$ 53,817
Restricted cash	7,130	7,130	7,164	7,164
Pledged securities and pledged cash	33,481	33,481	18,959	18,959
Loans held for sale	1,101,561	1,101,561	268,167	268,167
Loans held for investment	9,468	9,500	—	—
Derivative assets	21,258	21,258	10,638	10,638
Total financial assets	$1,237,925	$1,237,957	$358,745	$358,745
Financial Liabilities:				
Derivative liabilities	$ 867	$ 867	$ 5,223	$ 5,223
Warehouse notes payable	1,084,539	1,084,539	218,426	218,426
Notes payable	80,925	80,925	23,869	23,869
Total financial liabilities	$1,166,331	$1,166,331	$247,518	$247,518

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents and Restricted Cash—The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments (Level 1).

Pledged Securities and Cash—Consist of cash and investments in money market accounts invested in government securities. Investments typically have maturities of 90 days or less, and are valued using quoted market prices from recent trades.

Loans Held For Sale—Consist of originated loans that are generally transferred or sold within 60 days from the date that a mortgage loan is funded, and are valued using discounted cash flow models that incorporate observable prices from market participants.

Loans Held For Investment—Consist of originated interim loans which the Company expects to hold for investment for periods of up to two years, and are valued using discounted cash flow models that incorporate observable prices from market participants (Level 2).

Derivative Instruments—Consist of interest rate lock commitments and forward sale agreements. These instruments are valued using discounted cash flow models developed based on changes in the U.S. Treasury rate and other observable market data. The value is determined after considering the potential impact of collateralization, adjusted to reflect nonperformance risk of both the counterparty and the Company.

NOTE 11—FAIR VALUE MEASUREMENTS (Continued)

Warehouse Notes Payable—Consist of borrowings outstanding under warehouse line agreements. The borrowing rates on the warehouse lines are based upon average 30-day LIBOR plus a margin. The carrying amounts approximate fair value because of the short maturity of these instruments (Level 1).

Notes Payable—Consist of borrowings outstanding under term note agreements. The borrowing rates on the notes payable are based upon average 30-day LIBOR plus a margin. The Company estimates the fair value by discounting the future cash flows of each instrument at market rates (Level 2).

Fair Value of Derivative Instruments and Loans Held for Sale—In the normal course of business, the Company enters into contractual commitments to originate (purchase) and sell multifamily mortgage loans at fixed prices with fixed expiration dates. The commitments become effective when the borrowers "lock-in" a specified interest rate within time frames established by the Company. All mortgagors are evaluated for credit worthiness prior to the extension of the commitment. Market risk arises if interest rates move adversely between the time of the "lock-in" of rates by the borrower and the sale date of the loan to an investor.

To mitigate the effect of the interest rate risk inherent in providing rate lock commitments to borrowers, the Company's policy is to enter into a sale commitment with the investor simultaneously with the rate lock commitment with the borrower. The sale contract with the investor locks in an interest rate and price for the sale of the loan. The terms of the contract with the investor and the rate lock with the borrower are matched in substantially all respects, with the objective of eliminating interest rate risk to the extent practical. Sale commitments with the investors have an expiration date that is longer than our related commitments to the borrower to allow, among other things, for the closing of the loan and processing of paperwork to deliver the loan into the sale commitment.

Both the rate lock commitments to borrowers and the forward sale contracts to buyers are undesignated derivatives and, accordingly, are marked to fair value through earnings. The fair value of the Company's rate lock commitments to borrowers and loans held for sale and the related input levels includes, as applicable:

- the assumed gain/loss of the expected resultant loan sale to the buyer;
- the expected net future cash flows associated with servicing the loan (Level 2);
- the effects of interest rate movements between the date of the rate lock and the balance sheet date (Level 2); and
- the nonperformance risk of both the counterparty and the Company (Level 3).

The fair value of the Company's forward sales contracts to investors considers effects of interest rate movements between the trade date and the balance sheet date (Level 2). The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The assumed gain/loss considers the amount that the Company has discounted the price to the borrower from par for competitive reasons, if at all, and the expected net cash flows from servicing to be received upon securitization of the loan. The fair value of the expected net future cash flows associated with servicing the loan is calculated pursuant to the valuation techniques described previously for mortgage servicing rights.

NOTE 11—FAIR VALUE MEASUREMENTS (Continued)

To calculate the effects of interest rate movements, the Company uses applicable published U.S. Treasury prices, and multiplies the price movement between the rate lock date and the balance sheet date by the notional loan commitment amount.

The fair value of the Company's forward sales contracts to investors considers the market price movement of the same type of security between the trade date and the balance sheet date (Level 2). The market price changes are multiplied by the notional amount of the forward sales contracts to measure the fair value.

The fair value of the Company's interest rate lock commitments and forward sales contracts is adjusted to reflect the risk that the agreement will not be fulfilled. The Company's exposure to nonperformance in rate lock and forward sale contracts is represented by the contractual amount of those instruments. Given the credit quality of our counterparties, the short duration of interest rate lock commitments and forward sale contracts, and the Company's historical experience with the agreements, the risk of nonperformance by the Company's counterparties is not significant.

		Fair Value Adjustment Components			Balance Sheet Location		
In thousands	Notional or Principal Amount	Assumed Gain (Loss) on Sale	Interest Rate Movement Effect	Total Fair Value Adjustment	Derivative Contract Assets	Derivative Contract Liabilities	Fair Value Adjustment To Loans Held for Sale
December 31, 2012							
Rate lock commitments	$ 302,373	$11,953	$(1,194)	$10,759	$10,759	$ —	$ —
Forward sale contracts	1,380,235	—	9,756	9,756	10,499	(867)	—
Loans held for sale	1,077,862	32,261	(8,562)	23,699	—	—	23,699
Total		$44,214	$ —	$44,214	$21,258	$ (867)	$23,699
December 31, 2011							
Rate lock commitments	$ 226,455	$ 7,781	$ 2,785	$10,566	$10,566	$ —	$ —
Forward sale contracts	482,751	—	(5,151)	(5,151)	72	(5,223)	—
Loans held for sale	256,296	9,505	2,366	11,871	—	—	11,871
Total		$17,286	$ —	$17,286	$10,638	$(5,223)	$11,871

NOTE 12—LITIGATION, COMMITMENTS AND CONTINGENCIES

Fannie Mae DUS Related Commitments—Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in Note 11, the Company accounts for these commitments as derivatives recorded at fair value.

NOTE 12—LITIGATION, COMMITMENTS AND CONTINGENCIES (Continued)

The Company is generally required to share the risk of any losses associated with loans sold under the Fannie Mae DUS program (the DUS risk-sharing obligations). The Company is required to secure this obligation by assigning restricted cash balances and/or securities to Fannie Mae. The reserve for loans may be posted over the first 48 months. As of December 31, 2012 and December 31, 2011, the Company had pledged securities and cash in excess of these requirements. In 2010, Fannie Mae increased its collateral requirements for certain segments of the Fannie Mae risk-sharing portfolio by approximately 25 basis points effective April 1, 2011. The incremental collateral required for existing and new loans will be funded over approximately three years from the effective date, for all existing and new qualifying loans, in accordance with Fannie Mae requirements. In January 2012, Fannie Mae notified its Multifamily DUS lenders that collateral requirements on Fannie Mae Tier II, III and IV loans would remain unchanged for 2012. However, collateral requirements for existing and new Fannie Mae Tier I loans increased from 50 basis points to 90 basis points, and Level 2 and Level 3 loss sharing requirements also increased to 98 basis points and 130 basis points, respectively. The Company currently has an insignificant number of loans in our portfolio which were affected by the announced collateral changes and does not believe they have or will have a material impact on future operations; however, future changes to collateral requirements may adversely impact the Company. Based on the Company's aggregate Fannie Mae portfolio as of December 31, 2012, the total incremental collateral required for all existing loans over the life of the portfolio, in accordance with Fannie Mae requirements, is expected to be approximately $31.9 million. Under the provisions of the DUS agreement, the Company must also maintain a certain level of liquid assets referred to as the operational and unrestricted portions of the required reserves each year. These requirements were satisfied by the Company as of December 31, 2012 and December 31, 2011. Fannie Mae has indicated that it would likely increase collateral requirements in the future, which may adversely impact us.

For most loans serviced under the Fannie Mae DUS program, the Company is currently required to advance 100% of the principal and interest due to noteholders until foreclosure or up to 5% of the unpaid principal balance if the borrower is delinquent in making loan payments. Under the HUD program, the Company is required to advance 100% of the principal and interest payments due to noteholders if the borrower is delinquent in making loan payments. Advances are included in loan origination related fees and other receivables to the extent such amounts are recoverable.

Fannie Mae has established benchmark standards for capital adequacy, and reserves the right to terminate the Company's servicing authority for all or some of the portfolio, if at any time it determines that the Company's financial condition is not adequate to support its obligation under the DUS agreement. The Company is required to maintain acceptable net worth as defined in the standards, and the Company satisfied the requirements as of December 31, 2012 and 2011. The net worth requirement is derived primarily from unpaid balances on Fannie Mae loans and the level of risk-sharing. At December 31, 2012, the net worth requirement was $83.6 million and the Company's net worth was $175.5 million, as measured at our wholly owned subsidiary. As of December 31, 2012, the Company was required to maintain at least $15.4 million of liquid assets to meet operational liquidity requirements for Fannie Mae, Freddie Mac, HUD and Ginnie Mae. As of December 31, 2012, the Company had operational liquidity of $62.5 million.

Other Commitments—The Company has a Deferred Bonus Trust Agreement with certain senior management officers. The officers will receive bonus compensation if certain financial performance targets are met over specified three-year periods and they continue to be employed by the Company

NOTE 12—LITIGATION, COMMITMENTS AND CONTINGENCIES (Continued)

over the three-year period. As of both December 31, 2012 and 2011, no cash was classified as restricted to fund potential future payouts under this agreement related to 2009–2011 and 2010–2012 financial performance. As of December 31, 2012 and 2011, $0.9 million and $3.0 million, respectively, was recorded as a liability related to this agreement.

Litigation—Capital Funding litigation—On February 17, 2010, Capital Funding Group, Inc. ("Capital Funding") filed a lawsuit in the state Circuit Court of Montgomery County, Maryland against Walker & Dunlop, LLC, our wholly owned subsidiary, for alleged breach of contract, unjust enrichment and unfair competition arising out of an alleged agreement that Capital Funding had with Column Guaranteed, LLC ("Column") to refinance a large portfolio of senior healthcare facilities located throughout the United States (the "Golden Living Facilities"). Capital Funding alleges that a contract existed between it and Column (and its affiliates) whereby Capital Funding allegedly had the right to perform the HUD refinancing for the Golden Living Facilities and according to which Capital Funding provided certain alleged proprietary information to Column and its affiliates relating to the refinancing of the Golden Living Facilities on a confidential basis. Capital Funding further alleges that Walker & Dunlop, LLC, as the alleged successor by merger to Column, is bound by Column's alleged agreement with Capital Funding, and breached the agreement by taking for itself the opportunity to perform the HUD refinancing for the Golden Living Facilities.

Capital Funding further claims that Column and its affiliates and Walker & Dunlop, LLC breached the contract, were unjustly enriched, and committed unfair competition by using Capital Funding's alleged proprietary information for certain allegedly unauthorized purposes. Capital Funding also asserts a separate unfair competition claim against Walker & Dunlop, LLC in which it alleges that Walker & Dunlop, LLC is improperly "taking credit" on its website for certain work actually performed by Capital Funding. Capital Funding seeks damages in excess of $30 million on each of the three claims asserted against all defendants, and an unspecified amount of damages on the separate claim for unfair competition against Walker & Dunlop, LLC. Capital Funding also seeks injunctive relief in connection with its unjust enrichment and unfair competition claims.

Pursuant to an agreement, dated January 30, 2009 (the "Column Transaction Agreement"), among Column, Walker & Dunlop, LLC, W&D, Inc. and Green Park, Column generally agreed to indemnify Walker & Dunlop, LLC against liability arising from Column's conduct prior to Column's transfer of the assets to Walker & Dunlop, LLC. However, pursuant to the Column Transaction Agreement, Column's indemnification obligation arises only after Column receives a claim notice following the resolution of the litigation that specifies the amount of Walker & Dunlop, LLC's claim.

To provide for greater certainty regarding Column's indemnification obligations before the resolution of this litigation and to cap our total loss exposure, the Company secured a further agreement from Column in November 2010 confirming that it will indemnify the Company for any liabilities that arise as a result of this litigation. As part of this further indemnification agreement, in the event Column is required to pay the Company for any liabilities under the Capital Funding litigation that it otherwise would not have been obligated to pay under the Column Transaction Agreement, the Company will indemnify Column for an amount up to $3.0 million. Also as part of this further indemnification agreement, William Walker, our Chairman, President and Chief Executive Officer, and Mallory Walker, former Chairman and current stockholder, in their individual capacities, agreed that if Column is required to indemnify the Company under this agreement and otherwise would not have been obligated to pay such amounts under the Column Transaction Agreement,

NOTE 12—LITIGATION, COMMITMENTS AND CONTINGENCIES (Continued)

Messrs. William Walker and Mallory Walker will pay any such amounts in excess of $3.0 million but equal to or less than $6.0 million. As a result of this agreement, the Company will have no liability or other obligation for any damage amounts in excess of $3.0 million arising out of this litigation. Although Column has assumed defense of the case for all defendants, and is paying applicable counsel fees, as a result of the indemnification claim procedures described above, the Company could be required to bear the significant costs of the litigation and any adverse judgment unless and until the Company is able to prevail on our indemnification claim. The Company believes that it will fully prevail on its indemnification claims against Column, and that the Company ultimately will incur no material loss as a result of this litigation, although there can be no assurance that this will be the case.

On July 19, 2011, the Circuit Court for Montgomery County, Maryland issued an order granting the defendants' motion to dismiss the case; without prejudice. After the initial case was dismissed without prejudice, Capital Funding filed an amended complaint. In November 2011, the Circuit Court of Montgomery County rejected the Company's motion to dismiss the amended complaint. Fact discovery in the case has concluded, and a trial is scheduled to begin on July 8, 2013. Defendants have filed a motion for summary judgment, which will be considered by the Court prior to commencement of the trial.

As a result of the indemnification listed above, the Company's loss exposure is limited to $3.0 million.

The Company cannot predict the outcome of any pending litigation and may be subject to consequences that could include fines, penalties and other costs, and the Company's reputation and business may be impacted. The Company's management believes that any liability that could be imposed on the Company in connection with the disposition of any pending lawsuits would not have a material adverse effect on its business, results of operations, liquidity or financial condition.

In the normal course of business, the Company may be party to various claims and litigation, none of which the Company believes is material.

Lease Commitments—The Company's predecessor executed a lease agreement in October 2002 for its corporate headquarters, which was subsequently amended in November 2003, to increase the amount of space leased to a full floor (approximately 23,000 square feet). On July 1, 2011, the Company signed an amendment to acquire an additional approximately 23,000 square feet and extend the lease expiration date to November 20, 2023. Rent expense related to this lease is recognized on the straight-line basis over the term of the lease. Rent expense was approximately $3.5 million, $1.9 million and $1.7 million for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 12—LITIGATION, COMMITMENTS AND CONTINGENCIES (Continued)

Minimum cash basis operating lease commitments are as follows (in thousands):

Year ending December 31,	
2013	$ 4,112
2014	4,160
2015	3,924
2016	3,443
2017	3,041
Thereafter	15,892
Total	$34,572

NOTE 13—SHARE-BASED PAYMENT

In 2010, the Company's shareholders approved the adoption of the Walker & Dunlop, Inc. 2010 Equity Incentive Plan (the "2010 Equity Incentive Plan"). There are 5,510,000 shares of stock authorized for issuance under the 2010 Equity Incentive Plan to directors, officers and employees.

On June 29, 2012, the Company's Board of Directors approved amendments to the 2010 Equity Incentive Plan that: (i) increased the number of shares reserved for issuance under the 2010 Equity Incentive Plan by 3,370,000 to 5,510,000, (ii) increased individual limits of categories of awards under the 2010 Equity Incentive Plan, (iii) added additional performance measures applicable to the 2010 Equity Incentive Plan, (iv) extended the termination date of the 2010 Equity Incentive Plan, and (v) made certain other related technical amendments to the 2010 Equity Incentive Plan (collectively, the "2010 Equity Incentive Plan Amendments"). The Company's stockholders voted on and approved the 2010 Equity Incentive Plan Amendments and re-approved the material terms and conditions relating to performance-based compensation under the 2010 Equity Incentive Plan at the August 30, 2012 Special Meeting of Stockholders.

During 2012, the Company granted stock options, under the 2010 Equity Incentive Plan, as amended, to officers and certain employees, with an exercise price equal to the closing price of the Company's common stock on the date of grant. The stock options have a 10 year term and vest ratably over periods of two to three years dependent solely on continued employment. In addition, the Company granted restricted shares, under the 2010 Equity Incentive Plan, to officers, employees and non-employee directors, without cost to the grantee. The restricted share awards granted to officers and employees vest ratably over three years dependent on continued employment, performance conditions, or some combination thereof. Restricted share awards to non-employee directors fully vest one year from the date of grant.

At December 31, 2012, an additional 3,570,842 shares remain available for grant under the 2010 Equity Incentive Plan.

NOTE 13—SHARE-BASED PAYMENT (Continued)

The following table provides additional information regarding the Company's share-based payment plan for the year ended December 31, 2012 (dollars in thousands, except per share amounts):

	Options / Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life (Years)	Aggregate Intrinsic Value
Restricted Shares				
Nonvested at beginning of period	449,236	$ —		
Granted	892,032	—		
Vested	(220,236)			
Forfeited	(72,686)	—		
Nonvested at end of period	1,048,346	$ —		$17,465
Exercisable at end of period	—	$ —		$ —
Stock Options				
Outstanding at beginning of period	214,987	$ —		
Granted	297,981	—		
Exercised	—	—		
Forfeited	(10,000)	—		
Expired	—	—		
Outstanding at end of period	502,968	$12.82	8.9	$ 1,930
Exercisable at end of period	71,660	$12.52	8.2	$ 297

The fair value of stock option awards granted during 2012 and 2011 were estimated on the grant date using the Black-Scholes option pricing model, based on the following inputs:

	2012	2011
Estimated option life	6.00 years	6.00 years
Risk free interest rate	1.09%	2.58%
Expected volatility	45.76%	57.10%
Expected dividend rate	0.00%	0.00%
Weighted average grant date fair value per share of options granted	$5.79	$6.92

The fair value of restricted share awards granted during 2012 was estimated using the closing price on the date of grant. The weighted average grant date fair values of restricted shares granted in 2012 and 2011 were $12.74 per share and $12.59 per share, respectively.

NOTE 13—SHARE-BASED PAYMENT (Continued)

The fair values of the restricted shares and stock options that vested during the years ended December 31, 2012 and 2011 (in thousands) were as follows:

	December 31,	
	2012	2011
Restricted Shares	$3,327	$1,939
Stock Options	897	—
Total	$4,224	$1,939

For the years ended December 31, 2012, 2011, and 2010, share based payment expense was $5.2 million, $2.4 million, and $49 thousand, respectively. For the years ended December 31, 2012, 2011, and 2010, the excess tax benefit recognized on the vesting events was $0.2 million, $0.1 million, and $0. As of December 31, 2012, the total unrecognized compensation cost for outstanding restricted shares and options was $11.8 million, net of estimated forfeitures. The unrecognized compensation cost will be recognized over each grant's applicable vesting period, with the latest vesting date being November 1, 2015.

NOTE 14—EARNINGS PER SHARE

The following weighted average shares and share equivalents are used to calculate basic and diluted earnings per share for the years ended December 31, 2012, 2011 and 2010:

	For the year ended December 31,		
	2012	2011	2010
Weighted average number of shares outstanding used to calculate basic earnings per share	25,545,028	21,621,534	15,033,741
Dilutive securities:			
Stock options and restricted shares	299,987	126,138	2,670
Weighted average number of shares and share equivalents outstanding used to calculate diluted earnings per share	25,845,015	21,747,672	15,036,411

The assumed proceeds used in the treasury method used for calculating the dilutive impact of restricted stock awards includes the unrecognized compensation costs and excess tax benefits associated with the awards. Options issued under the 2010 Equity Incentive Plan, as amended, to purchase 78,216, 138,743, and zero shares of common stock, and 764, 35,793, and 463,091 restricted shares were outstanding during the year ended December 31, 2012, 2011, and 2010, respectively, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

Under the 2010 Equity Incentive Plan, as amended, subject to the Company's approval, grantees have the option of electing to satisfy tax withholding obligations at the time of vesting or exercise by allowing the Company to withhold and purchase the shares of stock otherwise issuable to the grantee. For the year ended December 31, 2012 and 2011, the Company repurchased and retired 48,359 and 38,473 restricted shares at a weighted average market price of $15.32 and $12.30, upon grantee vesting, respectively.

NOTE 15—INCOME TAXES

Income Tax Provision

The Company calculates its provision for federal and state income taxes based on current tax law. The reported tax provision differs from the amounts currently receivable or payable because some income and expense items are recognized in different time periods for financial reporting purposes than for income tax purposes. The following is a summary of our provision for income taxes (in thousands):

	For the year ended December 31,		
	2012	2011	2010
Current			
Federal	$ 4,332	$10,434	$ 1,441
State	1,136	1,697	248
	$ 5,468	$12,131	$ 1,689
Deferred			
Federal	14,068	8,406	25,783
State	2,218	1,117	4,443
	$16,286	$ 9,523	$30,226
Items charged or credited directly to stockholders' equity			
Federal	$ 206	$ 123	$ —
State	38	20	—
	$ 244	$ 143	$ —
Income tax provision	$21,998	$21,797	$31,915

A reconciliation of the statutory federal tax provision to our income tax provision in the accompanying statements of income is as follows (in thousands):

	For the year ended December 31,		
	2012	2011	2010
Statutory federal provision (35%)	$19,520	$19,831	$ 14,049
Federal tax provision attributed to predecessor shareholders	—	—	(13,754)
Statutory state income tax provision, net of federal tax benefit	2,174	1,983	1,484
State tax provision attributable to predecessor shareholders	—	—	(1,453)
Other	304	(17)	2
Recognition of temporary differences upon change in tax status	—	—	31,587
Income tax expense	$21,998	$21,797	$ 31,915

NOTE 15—INCOME TAXES (Continued)

Deferred Tax Assets/Liabilities

The tax effects of temporary differences between reported earnings and taxable earnings consisted of the following (in thousands):

	As of December 31,	
	2012	2011
Deferred Tax Assets:		
Compensation related	$ 7,665	$ 3,440
Allowance for risk-sharing obligation	4,470	5,743
Acquisition related(1)	7,979	1,670
Other	943	13
Total deferred tax assets	$ 21,057	$ 10,866
Deferred Tax Liabilities:		
Mark-to-market of derivatives and loans held for sale	$(11,606)	$ (5,272)
Recognition of mortgage servicing rights	(63,584)	(45,343)
Depreciation	(1,902)	—
Total deferred tax liabilities	$(77,092)	$(50,615)
Deferred tax liabilities, net	$(56,035)	$(39,749)

(1) As of December 31, 2012, acquisition related deferred tax assets consist of book-to-tax differences associated with basis step ups related to the amortization of goodwill recorded from the Acquisition and an acquisition made by one of the Company's predecessor entities, acquisition-related costs capitalized for tax purposes, and book-to-tax differences in intangible asset amortization. As of December 31, 2011, acquisition related deferred tax assets consist of book-to-tax differences associated with basis step ups related to goodwill recorded from an acquisition made by one of the Company's predecessor entities and book-to-tax differences in intangible asset amortization.

The Company believes it is more likely than not that it will generate sufficient taxable income in future periods to realize the deferred tax assets.

Tax Uncertainties

The Company periodically assesses its liabilities and contingencies for all periods open to examination by tax authorities based on the latest available information. Where the Company believes there is more than a 50% chance that a tax position will not be sustained, management records its best estimate of the resulting tax liability, including interest, in the Consolidated Financial Statements. As of December 31, 2012, based on all known facts and circumstances and current tax law, management believes that there are no tax positions for which it is reasonably possible that the unrecognized tax benefits will significantly increase or decrease over the next 12 months, producing, individually or in the aggregate, a material effect on the Company's results of operations, financial condition, or cash flows.

NOTE 16—TRANSACTIONS WITH RELATED PARTIES

As of December 31, 2012, Credit Suisse Securities (USA) LLC, through its ownership of Column, owns a 12% interest in the Company. From time to time, Credit Suisse refers HUD related financing opportunities to the Company, for which it receives fees. For the year ended December 31, 2012, 2011 and 2010, Credit Suisse earned fees of $0.9 million, $6.9 million and $1.0 million, respectively, for the referral of HUD transactions to the Company (co-broker fees). At December 31, 2012, 2011 and 2010, the Company had accrued $0.1 million, $6.9 million and $1.0 million, respectively, of co-broker fees payable to Credit Suisse.

On February 9, 2012, the Company entered into an amendment to the agreement regarding the allocation of origination fees and trade premiums generated by certain transactions, amending the terms of the allocation of origination fees and trade premiums between Credit Suisse and the Company and providing for other terms and conditions with respect to future loan origination opportunities. The amendment resulted in a $2.5 million reduction in the amount the Company owed to Credit Suisse at December 31, 2011, which was recognized as other revenues in the year ended December 31, 2012.

A subsidiary of the Company has contracted with Walker & Dunlop Fund Management, LLC (the "Advisor"), a registered investment advisor, of which Mr. Walker, our Chairman, President and Chief Executive Officer, is the sole member, for the Advisor to provide investment advisory services to a real estate fund pursuant to an investment advisory agreement. The Company provides consulting, overhead and other corporate services to the Advisor pursuant to a corporate services agreement for a fee which approximates the Company's costs for such services.

A third party entity, Walker & Dunlop Multifamily Equity I, LLC (the "Managing Member"), in which Mr. Walker and other individuals hold ownership, is the managing member of an investment fund. The Company provides consulting and related services to the Managing Member pursuant to a corporate services agreement for a fee which approximates our cost for such services. The amount of such fees was approximately $0.7 million, $0.8 million and $0.9 million for the year ended December 31, 2012, 2011 and 2010, respectively.

On September 4, 2012, the Company consummated the acquisition of CWCapital LLC and at such time, Fortress Investment Group LLC and its subsidiaries became a related party by virtue of its ownership of approximately 34% of the issued and outstanding common stock of the Company. Following the closing of the Acquisition, pursuant to the Transition Services Agreement, the Company agreed to pay CW Financial $1.0 million per month for three months for support services during the integration period. For the year ended December 31, 2012, the amount of such fees paid to CW Financial was $3.0 million.

NOTE 17—RETIREMENT PLAN

The Company sponsors a 401(k) plan with elective employee deferrals and a stated employer match of 50% of the employee's contribution up to the lesser of (a) 6% of salary or (b) $4,500. Total compensation expense for the 401(k) plan was $0.7 million, $0.4 million and $0.3 million for 2012, 2011 and 2010, respectively.

NOTE 18—SEGMENTS

The Company is one of the leading commercial real estate finance companies in the United States, with a primary focus on multifamily lending. The Company originates a range of multifamily and other commercial real estate loans that are sold to government sponsored enterprises or placed with institutional investors. The Company also services nearly all of loans that it sells to government sponsored enterprises and a great majority of the loans that it places with institutional investors. Substantially all of its operations involve the delivery and servicing of loan products for its customers. Management makes operating decisions and assesses performance based on an ongoing review of these integrated operations, which constitute the Company's only operating segment for financial reporting purposes.

The Company evaluates the performance of its business and allocates resources based on a single segment concept. No one borrower/key principal accounts for more than 3% of our total risk-sharing loan portfolio.

An analysis of the investor concentrations and geographic dispersion of our servicing revenue is shown in the following tables. This information is based on the distribution of the loans serviced for others. The principal balance of the loans serviced for others, by investor, for the years ended December 31, 2012, 2011 and 2010 was as follows (in thousands):

	For the year ended December 31,		
	2012	2011	2010
Fannie Mae	$18,854,611	$10,379,426	$ 9,459,813
Freddie Mac	9,114,221	3,189,565	2,467,567
Ginnie Mae-HUD	4,642,380	1,359,166	836,924
Life insurance companies and other	2,558,787	1,850,128	1,854,990
Total	$35,169,999	$16,778,285	$14,619,294

The percentage of unpaid principal balance of the loans serviced for others as of December 31, 2012, 2011 and 2010 by geographical area, is as shown in the following table. No other state accounted for more than 5% unpaid principal balance and related servicing revenues in any of the three fiscal years presented. The Company does not have any operations outside of the United States.

	Percent of Total UPB as of December 31,		
	2012	2011	2010
California	18.6%	14.6%	15.2%
Maryland	9.2%	7.6%	9.0%
Texas	7.5%	8.3%	7.6%
Florida	7.0%	7.7%	7.6%
Virginia	5.6%	9.0%	10.8%
All other	52.1%	52.8%	49.8%
Total	100.0%	100.0%	100.0%

NOTE 19—OTHER OPERATING EXPENSES

The following is a summary of the major components of other operating expenses for each of the three years ended December 31, 2012, 2011 and 2010 (in thousands):

	For the year ended December 31,		
	2012	2011	2010
Professional fees	$12,339	$ 3,979	$ 2,632
Travel and entertainment	4,967	2,416	1,864
Sub-servicing expense	3,038	1,955	1,759
Rent	3,537	1,944	1,676
Marketing and preferred broker	2,755	1,937	1,725
Office expenses	2,577	1,681	1,363
All other	4,036	2,554	2,452
Total	$33,249	$16,466	$13,471

NOTE 20—QUARTERLY RESULTS (UNAUDITED)

The following table sets forth unaudited selected financial data and operating information on a quarterly basis for the years ended December 31, 2012 and 2011 (in thousands, except per share data):

	As of and for the year ended December 31, 2012			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Gains from mortgage banking activities	$ 79,407	$ 53,400	$ 33,934	$ 19,802
Servicing fees	19,694	13,307	9,827	9,379
Total revenues	105,522	70,126	46,720	34,402
Personnel	47,860	32,173	17,363	11,641
Amortization and depreciation	15,076	9,595	6,743	7,259
Total expenses	86,133	58,348	31,611	24,908
Operating income	19,389	11,778	15,109	9,494
Net income	11,543	7,098	9,292	5,839
Diluted earnings per share	0.34	0.28	0.42	0.27
Total originations	2,909,952	2,180,795	1,336,982	674,456
Servicing portfolio	$35,169,999	$33,886,562	$17,562,832	$16,850,945

NOTE 20—QUARTERLY RESULTS (UNAUDITED) (Continued)

	As of and for the year ended December 31, 2011			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Gains from mortgage banking activities	$ 33,034	$ 21,562	$ 31,289	$ 16,827
Servicing fees	9,064	8,757	8,047	7,713
Total revenues	47,591	33,356	42,406	28,997
Personnel	17,749	11,343	12,863	9,207
Amortization and depreciation	6,239	6,249	5,067	4,889
Total expenses	29,665	23,704	24,188	18,132
Operating income	17,926	9,652	18,218	10,865
Net income (loss)	11,015	6,079	11,131	6,639
Diluted earnings (loss) per share	0.50	0.28	0.51	0.31
Total originations	1,302,371	906,667	1,309,382	507,497
Servicing portfolio	$16,778,285	$15,940,799	$15,425,904	$14,856,510

As noted previously, on September 4, 2012, the Company closed the Acquisition. The Acquisition impacts the comparability of the third and fourth quarters of 2012 to prior quarters.

EXHIBIT 31.1

**CERTIFICATION OF
CHIEF EXECUTIVE OFFICER
OF WALKER & DUNLOP, INC.
PURSUANT TO 15 U.S.C. SECTION 7241, AS ADOPTED
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002**

I, William M. Walker, certify that:

1. I have reviewed this report on Form 10-K of Walker & Dunlop, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2013

By: /s/ WILLIAM M. WALKER

William M. Walker
Chairman, President and Chief Executive Officer

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EXHIBIT 31.2

**CERTIFICATION OF
CHIEF FINANCIAL OFFICER
OF WALKER & DUNLOP, INC.
PURSUANT TO 15 U.S.C. SECTION 7241, AS ADOPTED
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002**

I, Deborah A. Wilson, certify that:

1. I have reviewed this report on Form 10-K of Walker & Dunlop, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2013

By: /s/ DEBORAH A. WILSON

Deborah A. Wilson
Executive Vice President and Chief Financial Officer

(This page has been left blank intentionally.)

EXHIBIT 32

**CERTIFICATION OF THE
CHIEF EXECUTIVE OFFICER AND
CHIEF FINANCIAL OFFICER
OF WALKER & DUNLOP, INC.
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the annual report on Form 10-K of Walker & Dunlop, Inc. for the period ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Walker & Dunlop, Inc., hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Walker & Dunlop, Inc.

Date: March 18, 2013

By: /s/ WILLIAM M. WALKER
William M. Walker
Chairman, President and Chief Executive Officer

By: /s/ DEBORAH A. WILSON
Deborah A. Wilson
Executive Vice President and Chief Financial Officer

(This page has been left blank intentionally.)



Walker & Dunlop team December 14, 2012

CORPORATE INFORMATION

Board of Directors
Alan Bowers[1][3]
Lead Director
Chairman, Nominating and Corporate Governance Committee

Andrew Florance
Director

Mitchell Gaynor[1]
Director

Cynthia Hallenbeck[1][2]
Director
Chairman, Audit Committee

Michael Malone
Director

John Rice[2][3]
Director
Chairman, Compensation Committee

Dana Schmaltz[2][3]
Director

Howard Smith
Director

Edmund Taylor
Director

William Walker
Chairman of the Board

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Nominating and Corporate Governance Committee

Executive Officers
Richard Lucas
Executive Vice President, General Counsel & Secretary

Howard Smith
Executive Vice President & Chief Operating Officer

Stephen Theobald
Executive Vice President, Chief Financial Officer & Treasurer

William Walker
Chairman, President & CEO

Richard Warner
Executive Vice President & Chief Credit Officer

Corporate Office
7501 Wisconsin Avenue
Suite 1200E
Bethesda, MD 20814
Phone: (301) 215-5500

Company Website
www.walkerdunlop.com

Transfer Agent
Computershare
P.O. Box 43006
Providence, RI 02940-3006
or
250 Royall Street
Canton, MA 02021

Auditor
KPMG LLP
McLean, VA

Investor Contact
Claire Harvey
Vice President—Investor Relations
Phone: (301) 634-2143
charvey@walkerdunlop.com

Annual Meeting
Hilton Garden Inn
7301 Waverly Street
Bethesda, MD 20814
June 5, 2013
10 a.m. EDT

Stock Exchange
New York Stock Exchange
Symbol: WD

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Walker & Dunlop

7501 Wisconsin Avenue, Suite 1200E
Bethesda, MD 20814
Phone: (301) 215-5500

www.walkerdunlop.com